

amalgamated
FINANCIAL CORP.

2022
ANNUAL
REPORT



Dear Shareholders, Customers and Colleagues,

With 2022 concluded, I am pleased to report that our Growth For Good strategy yielded outstanding results in its first full year and set a strong foundation for performance going forward. We accelerated our pace of growth in 2022 by staying focused on our four-pillar strategy — growth through mission, customer insights, reimagined offer, and efficiency.

Our mission is evident in our values-aligned customer segments and the impact areas we finance. Our customers are changemakers — individuals, organizations, and businesses in our six key segments of labor, sustainability, philanthropy, social-advocacy, not-for-profit and political. What they all have in common is that they care about what their money does in the world. That's why we strive to direct our lending in ways that promote a more secure, sustainable, resilient, and just world.

In 2022 we continued to build a better bank — we increased our commitment and leadership role in sustainable finance because of the outsized influence we know the financial industry can have in curbing the world's carbon consumption. We established a better framework for hiring and retaining qualified people of all descriptions and created more pathways for career advancement. We continued to add talent to our banking sales and service teams while also listening to the digital needs of customers and reimagining ways to serve them better. This strong customer connection is a true competitive advantage for Amalgamated, one that works well through business cycles.

2022 was also an outstanding year for Amalgamated in terms of financial performance. We delivered consistent quarterly results and record full year results, outperforming the expectation we set the year before. We went into the year with a strategy to accelerate loan growth while improving profitability, managing our risk exposure prudently, and growing our positive impact on society. Underlying these fundamentals were a set of financial targets that focused us on being the most improved bank in the country for financial performance. I am proud to write that our full year 2022 results exceeded our expectations as we grew our loan portfolio 23.9%, improved our return on average assets 24 bps to 1.05% and increased diluted earnings per share 55.4% to $2.61.

Our success throughout the year was the result of execution on our lending strategy, deposit retention as well as improvement in our credit profile and effective management of capital and liquidity. This, combined with the strength of our core earnings, positions us well for changing economic environments. I could not be more inspired by the team we have in place to propel this bank into its next centennial.

I have spoken often about Amalgamated's history, being among the first to embrace the concept of banking for good. This has been a century long mission — empowering organizations and individuals to advance positive change. As I write to you, I ponder the gravity of what being a bank for 100 years meant; supporting customers and communities through multiple periods of economic highs and lows, valuing and prioritizing the needs of working people without discrimination, and surviving and thriving in an ever-consolidating U.S. banking system. There are very few banks in the country that can say they are in the 100-year club. As we chart our next centennial, we are pleased to see that some of these principles are becoming common language throughout the financial services industry.

Equally exciting, is that alongside these principles, we are continuously working to strengthen business fundamentals such as earnings, credit quality, liquidity and capital management. I was pleased with our performance during 2022. I believe it demonstrates the strength and resilience of our strategy as we go into the next 100 years.

With gratitude,

Priscilla Sims Brown
President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from_____to_____

Commission File Number: 001-40136

Amalgamated Financial Corp.

(Exact name of registrant as specified in its charter)

Delaware	**85-2757101**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

275 Seventh Avenue, New York, NY 10001
(Address of principal executive offices) (Zip Code)

(212) 255-6200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AMAL	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b–2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒		
Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.[1] ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).[1] ☐
[1]Check boxes are blank until we are required to have a recovery policy under the applicable Nasdaq listing standard.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting stock of the registrant held by non-affiliates was approximately $277,069,932 based on the closing sale price of $19.78 per share on June 30, 2022. For purposes of the foregoing calculation only, all directors and named executive officers of the registrant, Workers United and The Yucaipa Companies, LLC have been deemed affiliates. As of March 9, 2023, the registrant had 30,736,141 shares of common stock outstanding at $0.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report on Form 10-K is incorporated by reference from the registrant's definitive proxy statement relating to the 2023 Annual Meeting of Stockholders, which will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

TABLE OF CONTENTS

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Part I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this report that are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 21E of the Exchange Act. The words "may," "approximately," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "possible," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements related to our projected growth, anticipated future financial performance, and management's long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events, or business and growth strategies, including anticipated internal growth.

These forward-looking statements involve significant risks and uncertainties that could cause our actual results to differ materially from those anticipated in such statements. Potential risks and uncertainties include, but are not limited to, those described under "*Risk Factors*" and the following:

- our ability to attract customers based on our reputation for shared values and or mission alignment;
- the projected population, residential and commercial growth in the markets in which we operate;
- our ability to achieve organic loan and deposit growth and the composition of such growth;
- competitive pressures among depository and other financial institutions, including non-bank financial technology providers, and our ability to attract customers from other financial institutions;
- our ability to successfully identify acquisition targets, obtain regulatory approval for acquisitions and combine the operations of acquired entities with the Company's own operations;
- the composition of our loan portfolio, including any concentration in industries or sectors that may experience unanticipated or anticipated adverse conditions greater than other industries or sectors in the national or local economies in which we operate;
- inaccuracy of the assumptions and estimates we make and policies that we implement in establishing our allowance for loan losses, including changes in the allowance for loan losses resulting from the adoption and implementation of the Current Expected Credit Loss ("CECL") methodology;
- potential deterioration in the financial condition of borrowers resulting in significant increases in loan losses, provisions for those losses that exceed our current allowance for loan losses and higher loan charge-offs;
- more servicing staff and higher costs necessary to resolve nonperforming assets;
- impairment of our assets, including intangible assets;
- limitations on our ability to declare and pay dividends;
- the availability of and access to capital, and our ability to allocate capital prudently, effectively and profitably;
- restrictions or conditions imposed by our regulators on our operations or the operations of banks we acquire may make it more difficult for us to achieve our goals;
- legislative or regulatory changes, including changes in tax laws, accounting standards and compliance requirements, whether of general applicability or specific to us and our subsidiaries;
- the costs, effects and outcomes of litigation, regulatory proceedings, examinations, investigations, or similar matters, or adverse facts and developments related thereto;
- our ability to attract and retain key personnel considering, among other things, competition for experienced employees and executives in the banking industry;
- adverse effects of failures by our vendors to provide agreed upon services in the manner and at the cost agreed, particularly our information technology vendors and those vendors performing a service on our behalf;
- cybersecurity risks and the vulnerability of our network and online banking portals, and the systems of parties with whom we contract, to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches that could adversely affect or disrupt our business and financial performance or reputation;
- general economic conditions may be less favorable than expected, including the possibility of an economic recession in the United States and abroad, which could result in, among other things, fluctuations in the values of our assets and liabilities and off-balance sheet exposures, a deterioration in credit quality, a reduction in demand for credit, and a decline in real estate values;
- the general decline in the real estate and lending markets, particularly in our market areas, including the effects of the enactment of or changes to rent-control and other similar regulations on multi-family housing;
- interest rate volatility resulting in fluctuating net interest margins and/or the volumes or values of loans made or held, deposits held, and the value of other financial assets;

- any unanticipated or greater than anticipated adverse conditions (including the possibility of earthquakes, wildfires, and other natural disasters) affecting the markets in which we operate;
- our ability to achieve organic loan and deposit growth and the composition of such growth;
- competitive pressures among depository and other financial institutions, including non-bank financial technology providers, and our ability to attract customers from other financial institutions;
- the adverse effects of events beyond our control that may have a destabilizing effect on financial markets and the economy, such as epidemics and pandemics, war or terrorist activities, essential utility outages, deterioration in the global economy, instability in the credit markets, disruptions in our customers' supply chains or disruption in transportation; and
- descriptions of assumptions underlying or relating to any of the foregoing.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on any forward-looking statements, which should be read in conjunction with the other cautionary statements that are included elsewhere in this report. In particular, you should consider the numerous risks described in Item 1A, "Risk Factors," for a description of some of the important factors that may affect actual outcomes. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, unless required to do so under the federal securities laws.

Item 1. Business

General Overview

Amalgamated Financial Corp., a Delaware public benefit corporation (the "Company"), was formed on August 25, 2020 to serve as the holding company for Amalgamated Bank and is a bank holding company registered with the Board of Governors of the Federal Reserve under the Bank Holding Company Act of 1956, as amended. On March 1, 2021 (the "Effective Date"), the Company acquired all of the outstanding stock of Amalgamated Bank, a New York state-chartered commercial bank in a statutory share exchange transaction (the "Reorganization") effected under New York law and in accordance with the terms of a Plan of Acquisition dated September 4, 2020 (the "Agreement"). Pursuant to the Reorganization, the Bank became the sole subsidiary of the Company, the Company became the holding company for the Bank and the stockholders of the Bank became stockholders of the Company.

The Bank was formed in 1923 as Amalgamated Bank of New York by the Amalgamated Clothing Workers of America, one of the country's oldest labor unions. Although we are no longer majority union-owned, the Amalgamated Clothing Workers of America's successor, Workers United, an affiliate of the Service Employees International Union that represents workers in the textile, distribution, food service and gaming industries, remains a significant stockholder, holding approximately 41% of our equity as of December 31, 2022.

We offer a complete suite of commercial and retail banking, investment management and trust and custody services. Our commercial banking and trust businesses are national in scope and we also offer a full range of products and services to both commercial and retail customers through our three branch offices across New York City, one branch office in Washington, D.C., one branch office in San Francisco, one commercial office in Boston and our digital banking platform. Our corporate divisions include Commercial Banking, Trust and Investment Management and Consumer Banking. Our product line includes residential mortgage loans, commercial and industrial ("C&I") loans, commercial real estate ("CRE") loans, multifamily mortgages, consumer loans (predominantly residential solar) and a variety of commercial and consumer deposit products, including non-interest bearing accounts, interest-bearing demand products, savings accounts, money market accounts and certificates of deposit. We also offer online banking and bill payment services, online cash management, safe deposit box rentals, debit card and ATM card services and the availability of a nationwide network of ATMs for our customers.

We currently offer a wide range of trust, custody and investment management services, including asset safekeeping, corporate actions, income collections, proxy services, account transition, asset transfers, and conversion management. We also offer a broad range of investment products, including both index and actively-managed funds spanning equity, fixed-income, real estate and alternative investment strategies to meet the needs of our clients. Our products and services are tailored to our target customer base that prefers a financial partner that is socially responsible, values-oriented and committed to creating positive change in the world. These customers include advocacy-based non-profits, social welfare organizations, national labor unions, political organizations, foundations, socially responsible businesses, and other for-profit companies that seek to balance their profit-making activities with activities that benefit their other stakeholders, as well as the members and stakeholders of these commercial customers. In 2021, we introduced ResponsiFunds which are Environmental, Social and Governance ("ESG") impact products designed to align our clients' investment growth goals with their organizational values.

Our goal is to be the go-to financial partner for people and organizations who strive to make a meaningful impact in our society and who care about their communities, the environment, and social justice. The growth of our business is fundamental to our social mission and how we deliver impact and value for our stakeholders. The Company has obtained B Corporation™ certification, a distinction earned after being evaluated under rigorous standards of social and environmental performance, accountability, and transparency. The Company is also the largest of twelve commercial financial institutions in the United States that are members of the Global Alliance for Banking on Values, a network of banking leaders from around the world committed to advancing positive change in the banking sector. In 2021, we were recognized for our leadership on the global stage for our work on climate change with governance positions in the United Nations ("UN") convened Net Zero Banking Alliance and the Global Partnership for Carbon Accounting Financials ("PCAF") and an advisory role for the Glasgow Finance Alliance for Net Zero.

Environmental, Social, and Governance Responsibility

We maintain an explicit commitment to the highest Corporate Social Responsibility and ESG standards. Under the direction of our Board of Directors and executive management, we are diligent in fulfilling our mission to be America's socially responsible bank, empowering organizations and individuals to advance positive social change. Our Executive and Corporate Social Responsibility Committee has oversight of our ESG activities and communications. In addition, a formal cross-department Corporate Social Responsibility ("CSR") Committee is comprised of employees responsible for implementing various ESG policies, strategies, and communications. The CSR Committee is led by the Chief Sustainability Officer and reports regularly to the Executive and Corporate Social Responsibility Committee.

Our business strategy is focused on providing impact banking and lending services to a customer base that cares about how their money is invested. That strategy is rooted in our nearly 100-year history as a bank serving working people, labor unions, nonprofits, foundations, and impact businesses. We believe that there is a growing base of customers who want to entrust their monies with a company that aligns with their values. Our policy is to not lend to, or invest our own money in, (i) fossil fuel companies, (ii) companies that manufacture weapons, (iii) companies that we do not believe support the rights of workers, women, immigrants, or the LGBTQ+ community, or (iv) companies that take positions that are not aligned with our mission. In 2021, we announced the launch of ResponsiFunds, ESG asset management products for institutional investors designed to align investment growth goals with an organization's values.

We have been an international leader in supporting strong environmental standards, sustainable finance, and responsible and sustainable banking practices. As a founding signatory of the United Nations Principles for Responsible Investing, a founding signatory to the United Nations Principles for Responsible Banking, and a founding member of the UN Net Zero Banking Alliance, we publicly committed to use finance as a tool to build a more sustainable planet. In 2021, we took several steps to continue our leadership in climate finance. We were one of the first U.S. banks to publish data in accordance with the Partnership for Carbon Accounting Financials ("PCAF") and were the first U.S. bank to publish a net zero climate target in accordance with and now validated by the Science Based Targets ("SBTi") methodology. We published our loan portfolio climate targets in October 2021, which built on a 2030 target of 49% reduction in absolute emissions from our 2020 baseline and reaching Net Zero in 2045. As a part of our Net Zero Report we disclosed asset class level targets and transition details.

In calculating the carbon impact of Company operations, we report to the standards of the Greenhouse Gas Protocol and disclose our Scope 1, 2, and 3 emissions, including Scope 3 Category 15 which covers our balance sheet loans and investments as well as our Assets Under Management. Within our operational emission, we measure our Scope 1, Scope 2 and Scope 3 greenhouse gas emissions and purchase carbon offsets for any unavoidable carbon emissions. As part of our net zero climate targets, we are also seeking to reduce our direct or "operational" emissions to net zero by 2030. We are committed to 100% renewable energy across our corporate footprint where available.

We have taken the Donors of Color Climate Pledge through our philanthropy and provided financing to support the Black Vision Fund and Entrepreneurs of Color through our commercial lending. We regularly advocate for social and governance responsibility, using our public voice to support the impacts we work for. Through our institutional investing platform, we regularly engage portfolio companies on climate transition, workplace equity and other material ESG matters.

Engagement is an important part of our strategy across the Company. We work with clients that have positive impacts on environmental and social goals and have begun offering sustainability linked loans with increased environmental attributes. We have strict supplier policies that cover ESG goals and engage with major suppliers on their ESG performance.

Human Capital Management

We have an explicit commitment to strong social and human capital management standards. As of December 31, 2022, approximately 21% of our employees are unionized under a collective bargaining agreement. Employees are aware of our stance in supporting organized labor and workers' rights. In 2019, we became the first U.S. bank to raise our minimum wage to $20 per hour. Over the course of 2021 we participated in the development of the Living Wage Initiative along with a select group of corporate leaders with strong human capital management track records and have now been certified as a Living Wage Employer. Our Code of Business Conduct and Ethics and Diversity, Equity and Inclusion Plan, under the leadership of the Director of Diversity and Inclusion, support diversity and inclusion efforts for hiring, training, and workplace culture. As of December 31, 2022, 59% of our employees identify as women and 63% of our employees identify as people of color. As of December 31, 2022, women held 20 of 41 senior management positions (which is defined as Senior Vice President and above) and five of 12 executive management positions (which is defined as Executive Vice President and above). Additionally, eight of our 12 Board members identify as women or people of color or LGBTQ+. Board and management have adopted key policies and metrics for the

Company covering workforce diversity including recruitment, retention, and makeup of the workforce as part of a broader initiative on Diversity, Equity, and Inclusion ("DEI").

Our employees are engaged through our human capital management and DEI initiatives, which supports their engagement and retention at the Company, as well as the development of new programs and products that further our ESG performance.

Competition

The financial services industry is highly competitive and we compete for loans, deposits, and customer relationships in our geographic markets. We strive to be the bank of choice for socially responsible companies, organizations and individuals working to advance positive social change. Competition involves efforts to retain current customers, make new loans and obtain new deposits, increase the scope and sophistication of services offered, and offer competitive interest rates paid on deposits and charged on loans. Our cost of funds fluctuates with market interest rates and may be affected by higher rates offered by other financial institutions. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds. We have a very small market share of the total deposit-gathering or lending activities in the metropolitan areas of New York City, Washington, D.C., Boston, and San Francisco.

In the financial services industry, market demands, technological and regulatory changes and economic pressures have increased competition among banks, as well as other financial institutions. As a result of increased competition, we believe that existing banks have been forced to diversify their services, increase rates paid on deposits and become more cost effective. Meanwhile, corresponding changes in the regulatory framework have resulted in increasing uniformity in the financial services offered by financial institutions. These market dynamics in the financial services industry have increased the number of new bank and non-bank competitors and have increased customer awareness of product and service differences among competitors.

We primarily face competition from the five major categories of competitors listed below. In each case, we rely on our focus on our socially responsible mission and on consumer products at a local and increasingly national level to attract mission aligned customers and compete against these competitors.

- Local and regional bank competition within our branch footprint of the metropolitan areas of New York City, Washington, D.C., and San Francisco and our commercial office in Boston. These local and regional banks have the same local focus and engagement with the community and typically offer similar products and servicing capabilities.

- Large banks which have been and are expanding their physical footprint in the metropolitan areas of New York City, Washington, D.C., Boston, and San Francisco. These large banks have significant national-scale resources.

- National "direct" banks, which have sophisticated digital offerings and significant national brand investments that appeal to segments of the population that do not require a physical branch to conduct banking and may offer higher interest rates on deposits.

- Fintech "non-banks." There are numerous emerging business models and technology innovators entering the field of personal finance. Much of the Fintech innovation has significant capabilities and may be disruptive to traditional banks.

- Other socially responsible banks and financial services companies, including credit unions. We anticipate an increase in competition in socially responsible banking given the recent high-level focus the concept has received.

In commercial banking, we compete to underwrite loans to sound, stable businesses and real estate projects at competitive price levels that also make sense for our business and risk profile. Our major commercial bank competitors include national, regional and local banks that are larger than us and, as a consequence of their size, have the ability to make loans on larger projects or provide a greater mix of product offerings. We also compete with local banks, some of which may offer aggressive pricing and unique terms on various types of loans.

In retail banking, we primarily compete with banks that have a visible retail presence and personnel in our market areas. The primary factors driving competition in consumer banking are customer service, interest rates, fees charged, branch location and hours of operation, online banking capabilities, and the range of products offered. We compete for deposits by advertising, offering competitive interest rates, and seeking to provide a high level of personal service.

In retail lending, we also compete with non-bank mortgage companies. The non-bank competition has access to a wide array of products and services offered through the secondary market and private participants. The ability to quickly utilize the latest technologies, while benefiting from lower regulatory and compliance costs, allow the non-bank competition to add new products at a fast pace. We seek to keep up with the non-bank mortgage competition by utilizing our portfolio products to give customers options they would not find at traditional banks. Veterans Administration (VA) loans and Federal Housing Authority (FHA) loans are part of our product offerings. We have invested in new technologies to keep pace in the market; integrating services directly into our point-of-sale and loan origination software systems to help mitigate risks and decrease the mortgage processing time. We have consistently increased our market presence in this retail lending space through the use of internet marketing, the ability to have customers apply online, adding more states to our mortgage lending area, collaborating with state and local nonprofits to help low to moderate income borrowers and hiring talented mortgage origination professionals.

In investment management and trust services, we compete with a variety of custodial banks as well as a diverse group of investment managers and consultants to those client segments. From a custody standpoint, we compete against larger custodial institutions, such as State Street and BNY Mellon, and smaller, client-service oriented custodial banks, such as US Bank, Regions Bank and M&T Bank. In investment management, we regularly compete against a host of firms that provide passive equity index replication to their clients, including State Street, BlackRock, and Vanguard. Our active products, both in equities and fixed-income, compete against dozens of institutional managers who traditionally provide services to Taft-Hartley funds, public funds and endowments/foundations. Our agreement with Invesco to be our principal investment sub-adviser has added to this suite of products.

We have focused on providing value-added products and services to our clients, which we are able to do because of our close relationships with them, and our affinity to their missions. We believe our ability to provide flexible, sophisticated products and a customer-centric process to our customers and clients allows us to stay competitive in the financial services environment. We have taken a segment-specific position on remaining competitive, both within our branch and online banking markets, for consumer, small business and commercial clients.

Our Market Area

We are focused on geographic markets with large and growing populations of our target customer base. Our primary geographic markets include the metropolitan areas in New York City, Washington, D.C., San Francisco, and Boston. Based on research we commissioned, each of these markets is densely populated with a significant number of values-based businesses and non-profit organizations. We are also able to leverage our heritage as a socially responsible bank to market to customers nationwide.

We currently have an efficiently managed network of three branch offices in New York City, one branch office in Washington, D.C., one branch office in San Francisco, and one commercial office in Boston. Following our success in New York, a community we have now been a part of for nearly a century, we entered the Washington, D.C. market with a successful strategic expansion in 1998. We bolstered our efforts in the Washington, D.C. market in 2012 and have generated a 12.6% compound annual deposit growth rate during the five-year period ended December 31, 2022. Additionally, following the successful acquisition of New Resource Bank, we have become a trusted commercial lender in San Francisco and have recently begun to establish ourselves in Boston.

Our Business Model

We are a full-service commercial bank offering a broad range of deposit products, trust and investment management services, and lending services. We generate relationship deposits from our values-based commercial clients and consumer customers. We further develop new and existing relationships through our trust, custody, and investment management services, which generate fee income, and we also offer investment, brokerage, asset management, and insurance products to our retail customers through a third-party broker dealer. Because our target customer base has historically had limited credit needs, we generate a significant amount of excess liquidity from these relationships, which we, in turn, deploy through a conservative asset allocation strategy to achieve attractive risk-adjusted returns.

Deposits

We gather deposits primarily through teams of bankers organized based on region and client segment. In addition, we bank politically active customers, such as campaigns, political action committees, and state and national party committees, which we refer to as political deposits. These deposits exhibit seasonality based on election cycles. Our teams of dedicated bankers have a strong familiarity with the segments they cover, and many have worked with organizations that make up our target customer base before starting their career in banking. We believe our deep understanding of these segments, customized solutions and relationship-based, personalized service model enable us to address our customers' unique banking needs. As a result, we believe we have become one of the leading banks of choice for many of these groups who, in turn, contribute a significant source of low-cost core deposits to the bank. Our total deposit base is composed of 51% non-interest-bearing accounts and has an average cost of deposits of only 16 basis points for the year ended December 31, 2022. We believe that our focus on serving the banking interests of the mission-driven customer market gives us a competitive advantage over other commercial banks in generating business from our target customer base.

In addition to this commercial business development structure, we source consumer deposits through our branch network, online network, and mobile platform. Through these channels, we offer a variety of deposit products, including demand deposit accounts, interest-bearing products, savings accounts, and certificates of deposit. As of December 31, 2022, our deposit base consisted of $3.33 billion of checking deposits, $3.04 billion of other liquid deposits such as money market checking, savings and passbook deposits, and $151.7 million of certificate of deposits. The vast majority of our commercial deposits are derived from socially responsible organizations.

Trust and Investment Management

We have been providing institutional trust, custody and investment management services since 1973. This business has become an integral contributor to our franchise and is complementary to our commercial banking business, as they each help support and grow the other. Approximately one-third of our trust and investment management clients utilize our deposit products. The majority of our trust and investment management business consists of institutional investment clients, such as multi-employer pension funds and Taft-Hartley funds.

Our custody service bankers have considerable experience with our target customer base, offering a highly personal approach to customer support and customizable solutions including those which are specifically designed to meet the requirements of the Employee Retirement Income Security Act of 1974 and public sector employee benefit and pension plans, endowments, foundations and family offices. Our core custody services feature a wide-ranging and comprehensive product suite, including asset safekeeping, corporate actions, income collections, proxy services, account transition, asset transfers and conversion management, which focus on adding value for our clients.

Our investment management offerings are currently composed of a broad range of both index and actively-managed funds spanning equity, fixed-income, real estate assets and alternative investment strategies. Our experienced team specifically tailors our investment strategy to align with the values of our clients. We launched our LongView family of funds in 1992 to promote advocacy through ownership guided by the investment belief that companies with strong corporate governance deliver stockholders greater and less volatile returns over the long term. We view accountability, prudent risk oversight, social and environmental awareness, relationship with workers, stockholders and the community as the key principles for sustainable value creation that define good governance best practices and enhance the prospects for sound stockholder returns. We play an active role in promoting strong corporate governance through our proxy-voting guidelines, the filing of socially-aligned stockholder proposals, and litigation brought by us on behalf of our investors, and we believe this distinguishes our index funds from similarly situated funds and provides us with a competitive marketing advantage.

In 2021 we introduced the ResponsiFunds, which are ESG impact products designed to align investment and growth goals with ESG values. Established in conjunction with Invesco, the socially responsible funds were developed to meet this critical ESG juncture. The importance of social, climate and gender equity in building a more just, sustainable and inclusive future has never been clearer, and as a nearly 100-year-old socially responsible bank, we are creating product solutions that align with our mission and values. To achieve this objective, the funds offered as part of the ResponsiFunds products screen for companies that excel in ESG practices and principles in their business models, long-term strategies and product development. By utilizing tailored screening methods from leading industry experts, ResponsiFunds screen to both exclude private prisons, pipelines, weapons, oil sands, coal, tobacco, UN Global Compact noncompliant, Carbon Underground 200™ and more, while also screening for areas of inclusion in ESG leadership. Designed to be cost-effective and continually dynamic, we believe these funds are a smart choice for investors who want to help finance a just and sustainable world.

The growth of our commercial banking business has contributed to our trust, custody and investment management services business in recent years. As of December 31, 2022, we had over 1,000 custody accounts with $38.08 billion in assets under custody and approximately 500 investment management accounts with $13.44 billion in assets under management. For the years ended December 31, 2022 and December 31, 2021, we generated $14.4 million and $13.4 million of investment and trust fees, respectively.

Asset Allocation

Our target customer base provides us with what has historically been a stable source of low-cost core deposits, with generally limited credit needs. Therefore, we have historically had a substantial amount of excess liquidity. We believe a key benefit of our differentiated business model is our flexibility to allocate our excess liquidity to achieve attractive risk-adjusted returns. Our earning asset mix today is composed of a combination of loans to target commercial customers, various types of real estate loans, and securities. We have a robust governance process in place to maintain conservative credit standards and underwrite each loan on our balance sheet.

Commercial and Industrial lending

We take a relationship-based approach to our target customer loan origination strategy, as our bankers have developed a deep level of experience with our customers within our target customer base and their unique banking needs. Our business strategy involves us growing our business by earning the trust of these customers through a demonstrated dedication to our shared values —these mission-aligned customers seek our expertise in order to obtain various forms of specialty lending. Our specialty lending includes bridge financing guaranteed by philanthropic grants, financing for owner-occupied union facilities, loans to affordable housing construction funds administered by leading Community Development Financial Institutions Funds, loans for commercial solar deployment and other renewable power and energy efficiency projects, and loans to political campaigns.

Real estate loans

Our real estate portfolio consists of loans to individuals and commercial businesses, including one-to-four family, multifamily, and CRE.

Residential Real Estate

Our portfolio of originated real estate loans to individuals is based primarily in our geographic markets, but also a minority of real estate loans are to individuals outside our geographic markets, some of which are affinity mortgage programs we have developed for members of certain commercial customers, such as the Service Employees International Union (SEIU) and American Federation of Teachers (AFT). We began offering residential mortgage loans in 2012 and have since originated approximately 4,100 loans totaling $2.17 billion through December 31, 2022. Our residential loans are primarily closed-end mortgage loans, secured by a first lien on one-to-four family dwellings primarily in our geographic footprint. The dwellings are typically residential structures consisting of principal residences, second or vacation homes and investment properties, with property types including single family homes, two-to-four unit homes, condominiums, and cooperative apartments. We also own portfolios of purchased one-to-four family loans, representing 3.3% of total assets as of December 31, 2022.

Multifamily and CRE

A substantial portion of our portfolio is composed of multifamily loans made to customers in New York, predominantly for rent-stabilized buildings. We generally apply stringent underwriting guidelines for LTV and debt service coverage ratios, which are intended to mitigate credit and concentration risk in this loan category. Our cumulative historical multifamily loss rate from January 1, 2010 through December 31, 2022 is 90 basis points. The average LTV at origination of our multifamily loans is 52%. Other CRE exposure is also predominantly in the New York metropolitan area and includes loans on office buildings, retail centers, industrial facilities, medical facilities and mixed-use buildings with an average LTV of 51% at origination.

At December 31, 2022 our total multifamily portfolio is $967.5 million, and our total multifamily loan exposure in New York State is approximately $703.4 million. Approximately 70% of these loans are to buildings with at least one rent regulated unit and approximately 34% of all units in the portfolio are rent regulated.

Securities

Our securities portfolio primarily consists of high quality investments in mortgage-backed securities to government sponsored entities and other asset-backed securities and Property Assessed Clean Energy ("PACE") investments. All non-agency securities, composed of non-agency commercial mortgage-backed securities, collateralized loan obligations, non-agency mortgage-backed securities, and asset-backed securities, are senior tranche and approximately 86.4% carry AAA credit ratings and 13.5% carry A credit ratings or higher. As of December 31, 2022, our securities portfolio, including Federal Home Loan Bank of New York ("FHLBNY") stock, has a weighted average yield of 3.14% and an estimated weighted average life of 5.3 years. Approximately 54.0% of this portfolio is classified as "available for sale." In total, our securities portfolio including FHLBNY stock represented 44.6% of total interest earning assets as of December 31, 2022.

In 2019, we expanded into residential PACE financing which allows borrowers to finance energy efficient and other socially responsible home improvements with the repayment made through property tax assessments collected by municipalities. PACE assessments are typically pari passu with tax liens and senior to mortgage debt. Since 2019, we have purchased $1.18 billion of PACE assessments backed by improvements to residential and commercial properties. The residential assessments were originated by three different companies and were backed mostly by properties from California and Florida. The average assessment-to-value at origination for our residential and commercial PACE portfolios is approximately 9% and 22%, respectively. We added $393.4 million in PACE assets in 2022. PACE assessments are generally non-rated pass-through securities with no structural protections or guarantees added at the security level.

Our Business Strategy

We have a clearly defined mission to be America's socially responsible bank, empowering organizations and individuals to advance positive social change. Our vision is to provide banking that furthers economic, social, racial, and environmental justice. Our differentiated model of providing relationship-based, personalized-service and customized solutions while sharing our customers' values has driven the growth of our commercial banking, trust and investment management, and increasingly our consumer banking businesses.

We expect to further enhance our franchise value by continuing to develop organic relationships with our target customer base and maintaining our risk and expense discipline. We plan to expand our customer base by forming new relationships with our target customers in existing markets and strategically expanding into new geographies. We believe this will drive growth in our core banking business and our trust and investment management business. Protecting our values-based franchise also requires disciplined risk and expense management, which we believe is essential to our business strategy. Commitment to our customers' values is a central tenet of our differentiated business model and we expect it to continue to serve as the pillar of our broader business strategy.

Focus on Deposit-led Organic Growth

Our primary goal is to develop organic relationships in our target customer segments to support the growth of our high quality, low-cost core deposit base. Our growth has been achieved by providing relationship-based, personalized-service and customized solutions. The success of our deposit gathering strategy has enabled us to become a primarily core deposit-funded institution, resulting in a lower cost funding base. Core deposits, which include checking accounts, money market accounts, and savings accounts, totaled $6.37 billion as of December 31, 2022 and represented 97% of total deposits. Our deposit strategy enables us to attract commercial depositors that also borrow and invest with us. Our total deposit growth has increased at a 12.6% compound annual growth rate over the last five years. We believe our reputation within our target customer base positions us well to sustain our growth trajectory.

Geographic Expansion

We intend to consider strategic expansions into new markets that have a large constituency of socially responsible organizations and individuals. We demonstrated our ability to grow organically through our expansion into Washington, D.C. and through acquisition with the completed acquisition of New Resource Bank, based in San Francisco. In 2020, we opened our first commercial office in Boston as part of our efforts to expand organically into new markets. We intend to continue evaluating opportunities to efficiently expand our geographic footprint into other large metropolitan areas throughout the United States that share the same characteristics as our other current markets.

Grow Trust and Investment Management Business

We have been dedicated to serving the investment needs of our institutional clients for more than 40 years. We are committed to fostering strong client relationships and unparalleled understanding of our clients' goals and objectives. We offer a broad range of both index and actively-managed funds spanning equity, and fixed-income strategies. As of December 31, 2022, we had $38.08 billion of assets under custody and $13.44 billion of assets under management. The growth of our commercial banking business has fueled the continued growth of our trust and investment management business, as approximately one-third of our trust and investment management clients utilize our deposit products. Our existing commercial clients have large trust and investment management needs. Our current infrastructure provides the necessary scale to increase our market presence among corporations, endowments, foundations and family offices. Historically, we performed many of our investment management services "in house" while leveraging a range of sub-advisors for specific needs. In December 2019, we announced a strategic alliance with Invesco to serve as our primary investment management subadvisor and meaningfully reduced the assets directly managed by the Company. Invesco brings significant scale and experience to our investment management business, with over $1.41 trillion in assets under management, as of December 2022. Invesco has a wide range of investment management services across asset classes, with experience in Taft-Hartley plans, and a significant range of social responsibility investment products aligned with our mission. In 2020, approximately three-fourths of our investment management assets were transitioned to Invesco for subadvisory services, allowing the bank to leverage their investment management platform and expertise, reduce risk and lower costs. Our alliance with Invesco has led to new product development aimed specifically at the needs expressed by our mission-oriented clients. In 2021, we launched the ResponsiFunds, ESG impact products designed to align investment growth goals with an organization's values.

Maintain a Prudent Approach to Asset Allocation

Our business model has historically generated a substantial source of low-cost core deposits and we believe that it will continue to do so. As noted above, our target customers have historically had limited credit needs and we do not expect that these needs will change meaningfully. As such, our business model gives us access to excess liquidity, which we intend to prudently manage to optimize risk-adjusted returns. We expect that our lending strategy will continue to consist of real estate and C&I loans as well as purchases of high-quality loans such as government guaranteed loans supported by the Small Business Administration or the United States Department of Agriculture, consumer loans focused on mission-aligned solar panel installations, or syndicated loans originated by other financial institutions with a track record of strong credit quality and prudent underwriting.

Underwriting and Credit Risk Management

Underwriting. Certain credit risks are inherent in all loans. These include risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. Although we both originate and purchase pools of loans, we apply the following underwriting standards to all of our loans. We attempt to mitigate repayment risks by adhering to internal credit limits, a multi-layered approval process for loans, documentation examination, and follow-up procedures for any exceptions to credit policies. Our management, lending officers and credit administration team emphasize a strong risk management culture which is supported by comprehensive policies and procedures for credit underwriting, funding and administration that we believe has enabled us to maintain sound asset quality. Our underwriting methodology emphasizes analysis of global cash flow coverage, property cash flow in the case of real estate loans, loan to collateral value, and obtaining personal guaranties where appropriate. Also, in the case of most income-property loans, we require that borrowers are special purpose entities.

Our Board of Directors has delegated oversight responsibility for our credit risk functions to its Credit Policy Committee, which is responsible for setting our credit risk appetite and approving our credit policy. This policy is updated periodically and reviewed in its entirety at least once per year. Our Board has established a Management Level Credit Committee, which is charged with formulating, subject to the Credit Policy Committee's approval, and administering our credit policy. The Management Credit Committee reviews and has the authority to approve, delay or deny all requests for new and existing credit exposures within the limits and practices established by our credit policy. Among other responsibilities, the Management Credit Committee reviews and approves (i) all C&I and CRE non-multifamily commercial credit exposure requests greater than $7 million; (ii) CRE multifamily credit exposure requests greater than $10 million; and (iii) approves residential lending credit requests of more than $2 million. The Credit Policy Committee must approve any loan over $25 million, as well as specific programs that are new to the Bank or are subject to heightened risk.

Our Management Credit Committee includes our President and Chief Executive Officer, Chief Financial Officer, Director of Commercial Banking, Chief Credit Risk Officer, Treasurer, General Counsel, Senior Credit Officers, Senior Lending Officer and Director of Commercial Real Estate. Our Management Credit Committee generally meets weekly to evaluate and approve credits brought by loan officers. Prior to submitting a loan for approval, the loan will have gone through several rounds of underwriting and credit review starting with deal screens, underwriting performed by the lending unit, a review of the underwriting by our Credit Risk Management team, submission of a formal credit application memorandum that is also reviewed by our Credit Risk Management team, and an approval to move forward by a Senior Credit Officer. Particularly, during the underwriting process and prior to presentation to the Management Credit Committee, the collateral properties on multifamily and CRE loans are visited by the originating relationship manager. There are no automatic factors that preclude a loan from being approved as we focus on the totality of the credit opportunity including the borrower's financial strength, industry, loan structure, strategic fit, and economics. In evaluating each potential loan relationship, we adhere to a disciplined underwriting evaluation process which includes, but is not limited to, the following:

- understanding the customer's financial condition and ability to repay the loan;
- verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;
- observing appropriate LTV guidelines for collateral secured loans;
- maintaining our targeted levels of diversification for the loan portfolio, both as to type of borrower, industry and geographic location of collateral;
- ensuring that each loan is properly documented with perfected liens on collateral; and
- the purpose of the loan.

There is a restricted industries and activities list; a loan falling within a restricted industry or activity may still be approved on an exception basis. The review of such a loan must include a review of the mitigations for the exception and a reason to continue considering the loan.

We use third party appraisers to appraise the properties on which we make CRE loans. We choose these appraisers from a small group of qualified individuals and firms based on the specific type of property and the geographic area in which the property is located. The appraisal review process has been outsourced. The Appraisal Management Company selects the appraising individual or firm (from a Bank-approved list), orders the appraisal, and reviews the completed appraisal. The full process is managed by the Senior Vice President-Senior Real Estate Credit Officer.

For one-to-four family residential real estate loans (first lien), our general policy is not to exceed an LTV of 80% unless the borrower obtains mortgage insurance. The LTV generally declines as the amount of the loan increases. For multifamily and CRE loans, our policies are to obtain an appraisal on each loan and, generally, to not exceed an LTV of 80% and 75%, respectively.

Loans to One Borrower. In accordance with "loans-to-one-borrower" regulations promulgated by the New York State Department of Financial Services, which we refer to as NYDFS, we are generally limited to lending no more than 15% of our unimpaired capital and unimpaired surplus to any one borrower or borrowing entity. This limit may be increased by an additional 10% for loans secured by readily marketable collateral having a market value, as determined by reliable and continuously available price quotations, at least equal to the amount of funds outstanding. To qualify for this additional 10%, we must perfect a security interest in the collateral and the collateral must have a market value at all times of at least 100% of the loan amount that exceeds 15% of our unimpaired capital and unimpaired surplus. At December 31, 2022, our regulatory limit on loans-to-one borrower was $114 million. Our Management Credit Committee approval limit is $25 million, any loan over $25 million must be approved by the Credit Policy Committee. We regularly monitor concentration risk, which is the risk of lending too much to one particular customer or type of customer. Our loan policy establishes detailed concentration limits and sub limits by loan type and geography. Our Management Credit Committee and our Credit Policy Committee review our concentration reports on a quarterly basis.

Ongoing Credit Risk Management. Credit risk management involves a collaboration among our loan officers or relationship managers, underwriters, and credit approval, credit administration, portfolio management and collections or loan workout personnel. We apply our collection policies uniformly to both our portfolio loans and loans serviced for others. We conduct monthly loan quality meetings, attended by representatives from each of the aforementioned groups, including the business unit leaders. Our Loan Quality Committee is our executive and senior management governing body for monitoring loans that have classified or criticized regulatory risk ratings, or as determined by our Chief Credit Risk Officer or Senior Credit Officers. Criticized loans are special mention loans as they show potential weakness that if not addressed by management may lead to performance and collectability issues. Classified loans are substandard-accruing loans, substandard non-accruing loans, and doubtful loans.

- Substandard-accruing loans have weaknesses that are likely to lead to collectability issues although it is expected that all principal will be repaid.

- Substandard non-accruing loans have weaknesses that are likely to lead to collectability issues coupled with the possibility that not all of the principal will be collected.

- Doubtful loans have significant weaknesses coupled with a probability that some level of loss will be realized at some point in the future.

Our review of classified and criticized loans includes an evaluation of the market conditions, the property's (or business entity's) trends, the borrower and guarantor status, the level of reserves required, and loan accrual status.

Our Loan Quality Committee also reviews: delinquent loans, upcoming maturities, credit review cycles, and other credit monitoring reports across both the loan quality portfolio and non-loan quality portfolio, as well as non-performing residential loans. The Loan Quality Committee has approval authority for loan amendments and credit risk rating changes for reviewed credit exposures. A credit risk rating change requires a majority vote of the Loan Quality Committee and is reported to the Credit Policy Committee. After approval by Loan Quality Committee, the credit risk rating change is verified through a control process in our system.

In accordance with our policy, we perform annual asset reviews of our multifamily, CRE, and C&I loans. All C&I loans in excess of $1 million are reviewed at least annually, or quarterly based on size criteria. Pass-rated CRE and multifamily loans are reviewed annually or biannually based on size and location, and all criticized and classified loans are reviewed monthly. As part of these credit reviews, we analyze recent financial statements of the borrower and any additional market data that may impact the borrower's ability to repay the loan. Upon completion, we update the risk rating assigned to each loan. Relationship managers are encouraged to bring potential credit issues to the attention of credit administration personnel. Our credit policy requires at least 40% of our loans to be reviewed by an independent third party to ensure that our assigned risk grades are appropriate. Our current engagement requires the independent third party to review at least 50% of our loans by exposure. The loans are typically selected by the independent third-party reviewer except that the reviewer must review all of our leveraged loans, loans with over $20 million exposure, C&I loans with over $10 million exposure, all construction and farmland, all loans in our lowest pass-rated risk rating with exposures over $1 million, municipality/public finance loans, and classified or criticized loans.

Management reviews the reports prepared by the independent reviewers and presents these reports to the Credit Policy Committee of the Board. These asset review procedures provide management and the Board with additional information for assessing our asset quality.

Climate Risk Management

Climate-related risks are composed of (1) transitional risks, which are risks associated with the transition towards a low-carbon economy, (2) physical risks, which consist of the physical impacts from climate change including increased frequency and severity of natural disasters, sea levels rising, and extreme temperatures, and (3) regulatory risk as local, state and federal policy makers respond to the climate crisis with new regulations and market influence designed to speed up the transition to a low-carbon economy, mitigate climate risk and protect the economy from climate impacts. These longer-term impacts and events have broad material implications on business operations, supply chains, distribution channels, customers, and markets. The impacts of transition risk can lead to and amplify credit risk or market risk by reducing our customers' operating income or the value of their assets as well as expose us to reputational and/or litigation risk due to increased regulatory scrutiny or negative public sentiment. Physical risk can lead to increased credit risk by diminishing borrowers' repayment capacity or impacting the value of collateral

We continue to embed climate risk into our business strategy, and we are committed to ambitious action through risk management programs. In 2021, the Bank became a supporter of the Task Force on Climate Related Financial Disclosures ("TCFD") and follows the TCFD framework across governance, strategy, risk management and targets for disclosing clear, comparable and consistent information about our risks and opportunities presented by climate change. We are excited to embark on this work, engage with clients to realize our goals, and communicate our progress to our valued stakeholders. Our climate risk mitigation efforts are communicated through our Net Zero Climate Target Report which is our plan to measure our impact, to set targets that guide our business and the impact we have in the world, and to be transparent about what this will mean for our business and operations. The information on our website is not incorporated by reference in this report.

Information Technology Systems

We make continuous investments in order to maintain modern, efficient and scalable information technology systems. We outsource most of our processing and services, which allows us to collaborate with industry-recognized vendors in each market niche, reduce our costs by leveraging the vendors' economies of scale and enable us to expand our capabilities as needed. We work with our third-party vendors to ensure we are utilizing their applications efficiently and to their fullest capability. We use an integrated core system to originate and process loan and deposit accounts, which provides us with a high degree of automation, improves customer experience and reduces costs.

We continuously improve our cybersecurity posture and have implemented a multi-layered defense strategy to protect customer and confidential data. We actively monitor the cybersecurity threat landscape with a focus on the financial services sector for trends and new threats. Our Information Security Department proactively identifies and monitors systems to analyze risk to the organization and implement mitigating controls where appropriate. Formal security awareness training is conducted regularly to increase overall employee awareness about cyber threats. In addition to maintaining a defensive cybersecurity strategy, we have a disaster recovery site in an ISO 27001-certified separate colocation data center. We conduct regular business continuity and disaster recovery exercises to ensure our contingency plans support our operational needs and recovery time objectives.

Human Capital Resources

Our People

As of December 31, 2022, we had 409 employees, approximately 21% of whom are represented by a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

One of our service employees at our headquarters, responsible for mechanical and technical repairs, is covered by the 2016 Independent Office Agreement between us and Local 32BJ, Service Employees International Union, the agreement of which was amended and extended through December 31, 2023. The agreement generally governs, among other things, the subject employee's compensation, vacation, severance, and working conditions and provides the union will only strike under very limited circumstances.

Certain of our office and clerical employees are covered by the Collective Bargaining Agreement between us and the Office and Professional Employees International Union ("OPEIU") local 153. The agreement generally governs, among other things, the subject employees' compensation, vacation, severance, and working conditions and contains a "no-strike" clause, whereby, during the term of the agreement, the union will not strike and we will not initiate a lockout. On March 11, 2020, we and the OPEIU entered into an Amended and Restated Collective Bargaining Agreement, which (i) extended the term of the collective bargaining agreement to June 30, 2023, (ii) provided for a 3% wage increase effective the 1st of July 2020, 2021 and 2022, respectively, and (iii) reflected the minimum hourly wage increase of $20 per hour or $39,000 annually for entry level positions while also increasing the minimum hourly and annual salary for all subsequent union grade levels.

Diversity, Equity, and Inclusion

The Company's commitment to DEI starts at the top with direct oversight from our Chief Executive Officer. Diversity is important to us at the highest levels and our Board of Directors is currently comprised of six women, three racially or ethnically diverse members, and one LGBTQ+ member. Policies on diversity of the workforce along with policies for recruitment and retention are set by the Board of Directors and reported regularly by management to the Board of Directors. An executive level position with oversight of DEI has been approved by the Board of Directors. We believe maintaining and promoting a diverse and inclusive workplace where everyone feels valued and respected is essential for our growth. We have a formal board diversity policy that states that, when assessing board nominees, the Governance and Nominating Committee must ensure diverse characteristics, including but not limited to gender, age, race, ethnicity, disability, and sexual orientation, are included in any pool of candidates from which the board nominees are chosen.

We are focused on cultivating a diverse, inclusive and equitable culture where our employees can freely bring varied perspectives and experiences to work. We are committed to strategies to attract, retain, and develop top talent to fuel our growth and create value for stockholders. In our employee recruitment and selection process and operation of our business, we adhere to equal employment opportunity policies and provide annual employee trainings on DEI. We have established employee resource groups to support employees from marginalized populations to help cultivate a healthy workplace culture. As of December 31, 2022, approximately 59% of our employees identify as women and women hold 20 of 41 senior management positions, and 63% of our employees identify as under-represented minorities and they hold 46% of senior management positions.

To increase diverse representation in our workforce, particularly in senior management, we have established placement goals for minorities and women where warranted and expanded recruitment at career fairs with diverse candidates. In addition, in response to the civil unrest that erupted in the spring of 2020, we established a Racial Task Force, composed of employees from a wide spectrum of the Company, to promote racial equity in employee hiring, retention and promotion, professional development and training, and community outreach. In 2021, the Board of Directors took significant steps to enhance our DEI strategy through the approval of our formal DEI plan. This plan included enhanced policies, programs that recommit our focus to our social mission, and seek to drive continued change for our Company, customers, and communities. This plan is not only central to our mission but is a key part of our growth strategy and ensuring we are the Company of choice for our customer segments.

Pay Equity

The Company is committed to pay parity and in 2020 conducted its first pay equity audit. Before the end of 2023 the Company plans to conduct another pay equity audit including all employees, analyzing potential gaps in pay across gender and race. The Company plans to release the findings consistent with best practices, excluding sensitive information.

Culture and Employee Engagement

We believe continuous engagement with our employees is important to driving our success. Our President and Chief Executive Officer and members of executive management hold Town Hall-style meetings in-person and virtually with all employees, covering topics such as business strategy and outlook, our competitive landscape, emerging industry trends, employee recognition, and includes a question and answer session with management. We believe this format, in addition to other on-going interactions between leadership and employees, promotes strong and productive conversations across our organization.

Competitive Pay/Benefits

To attract and retain talent, we offer a comprehensive compensation and benefits package that includes health insurance, pension, savings plans, employee stock purchase plan and tuition reimbursement. In 2019, we became the first U.S. bank to increase our minimum wage to $20 per hour.

We engage a nationally recognized outside compensation and benefits consulting firm to independently evaluate the effectiveness of our executive pay programs and to benchmark them against those of industry peers. We align our executives' pay with performance by linking incentive pay to financial performance and we have stock ownership requirements for senior executives.

Promotions and Tenure

We believe our success depends on developing and promoting our employees. From December 31, 2021 to December 31, 2022, approximately 13.5% of our workforce was promoted. The average tenure of our employees is approximately seven years.

Health and Safety

The health and safety of our employees and customers is our highest priority. Given the fluidity of health and safety concerns since the start of the pandemic in 2020, we leverage federal, state, and local guidelines and requirements, in addition to consultation with an external healthcare consulting firm to guide our health and safety protocols.

Significant Subsidiaries

The Company owns all of the capital stock of the Bank. The Bank owns a 99.6% equity interest and controls the operations of its subsidiary, Amalgamated Real Estate Management Company ("AREMCO"), which is a consolidated real estate investment trust holding certain of our purchased and originated loans. The income generated from the loans held in AREMCO is paid out to stockholders, including the Bank, in the form of dividends. AREMCO calculates its annual dividend to equal or exceed 95% of the projected annual taxable income and during December of each year, the Board of Directors of AREMCO declares a dividend to be paid to stockholders in the following January. The dividend encompasses the outstanding tranches of AREMCO stock as follows: Class A Senior Preferred Stock, Class B Senior Preferred Stock, and Junior Preferred Stock.

For the year ending December 31, 2022, AREMCO had $5.6 million in taxable income. In December 2022, the Board of Directors of AREMCO declared a dividend payout of $4.9 million to be paid to stockholders on January 20, 2023. The dividend encompassed the outstanding tranches of AREMCO stock as follows; $1,723.95 per share of Class A Senior Preferred Stock, $5.00 per share of Class B Senior Preferred Stock, and $80.00 per share of Junior Preferred Stock. The dividend payable to us was approximately $4.9 million and was recorded as an adjustment to retained earnings.

The Bank also has several other insignificant subsidiaries, including subsidiaries to hold our other real estate owned property (OREO), which is real estate property owned by us that is not directly related to our business.

Available Information

We provide our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act on our website at www.amalgamatedbank.com under the Investor Relations section. These filings are made accessible as soon as reasonably practicable after they have been filed electronically with the SEC. These reports are also available free of charge on the SEC's website at www.sec.gov. The information on our website is not incorporated by reference into this report.

SUPERVISION AND REGULATION

Both the Company and the Bank are subject to extensive banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended primarily for the protection of customers, depositors and other consumers, the FDIC's Deposit Insurance Fund (the "DIF"), and the banking system as a whole; not for the protection of our other creditors and stockholders.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of those laws and regulations on our operations. The following is a general summary of the material aspects of certain statutes and regulations applicable to us. These summary descriptions are not complete, and you should refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on our business, revenues, and results of operations.

Legislative and Regulatory Developments

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act")

The Dodd-Frank Act was signed into law in July 2010 and impacts financial institutions in numerous ways, including:

- The creation of a Financial Stability Oversight Council responsible for monitoring and managing systemic risk;
- Granting additional authority to the Board of Governors of the Federal Reserve (the "Federal Reserve") to regulate certain types of nonbank financial companies;
- Granting new authority to the FDIC as liquidator and receiver;
- Changing the manner in which deposit insurance assessments are made;
- Requiring regulators to modify capital standards;
- Establishing the Consumer Financial Protection Bureau (the "CFPB");
- Capping interchange fees that certain banks charge merchants for debit card transactions;
- Imposing more stringent requirements on mortgage lenders; and
- Limiting banks' proprietary trading activities.

There are many provisions in the Dodd-Frank Act mandating regulators to adopt new regulations and conduct studies upon which future regulation may be based. While some have been issued, many remain to be issued. Governmental intervention and new regulations could materially and adversely affect our business, financial condition and results of operations.

Amalgamated Financial Corp.

The Company owns 100% of the outstanding capital stock of the Bank, and is considered to be a bank holding company registered under the federal Bank Holding Company Act of 1956 (the "BHC Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Federal Reserve under the BHC Act and its regulations promulgated thereunder.

Permitted Activities. Under the BHC Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

- banking or managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and
- any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and usual related activities;
- leasing personal or real property;
- operating a non-bank depository institution, such as a savings association;
- trust company functions;
- financial and investment advisory activities;
- conducting discount securities brokerage activities;
- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;
- performing selected data processing services and support services;
- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- performing selected insurance underwriting activities.

As a bank holding company, the Company can elect to be treated as a "financial holding company," which would allow it to engage in a broader array of activities. In summary, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. We are contemplating seeking designation as a financial holding company. In order to elect financial holding company status, at the time of such election, each insured depository institution that the Company controls must be well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act.

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Expansion Activities

The BHC Act requires a bank holding company to obtain the prior approval of the Federal Reserve before merging with another bank holding company, acquiring substantially all the assets of any bank or bank holding company, or acquiring directly or indirectly any ownership or control of more than 5% of the voting shares of any bank. A bank holding company is also prohibited from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in nonbanking activities, other than those determined by the Federal Reserve to be so closely related to banking as to be a proper incident to the business of banking.

Change in Control

Two statutes, the BHC Act and the Change in Bank Control Act, together with regulations promulgated under them, require some form of regulatory review before any company may acquire "control" of a bank or a bank holding company. Under the BHC Act, control is deemed to exist if a company acquires 25% or more of any class of voting securities of a bank holding company; controls the election of a majority of the members of the Board of Directors; or exercises a controlling influence over the management or policies of a bank or bank holding company. On January 30, 2020, the Federal Reserve issued a final rule (which became effective September 30, 2020) that clarified and codified the Federal Reserve's standards for determining whether one company has control over another. The final rule established four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence. State laws, including New York law, require state approval before an acquirer may become the holding company of a state bank.

Under the Change in Bank Control Act, a person or company is required to file a notice with the Federal Reserve if it will, as a result of the transaction, own or control 10% or more of any class of voting securities or direct the management or policies of a bank or bank holding company and either if the bank or bank holding company has registered securities or if the acquirer would be the largest holder of that class of voting securities after the acquisition. For a change in control at the holding company level, both the Federal Reserve and the subsidiary bank's primary federal regulator must approve the change in control; at the bank level, only the bank's primary federal regulator is involved. Transactions subject to the BHC Act are exempt from Change in Control Act requirements. For state banks, state laws, including that of New York, typically require approval by the state bank regulator as well.

Source of Strength

There are a number of obligations and restrictions imposed by law and regulatory policy on bank holding companies with regard to their depository institution subsidiaries that are designed to minimize potential loss to depositors and to the FDIC insurance funds in the event that the depository institution becomes in danger of defaulting under its obligations to repay deposits. Under a policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, to avoid receivership of its insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" within the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

The Federal Reserve also has the authority under the BHC Act to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities' additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

In addition, the "cross guarantee" provisions of the Federal Deposit Insurance Act (the "FDIA") require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of our Company.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Capital Requirements and Payment of Dividends

The Federal Reserve imposes certain capital requirements on the bank holding companies under the BHC Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to the Bank and are described below under "Amalgamated Bank—Capital and Related Requirements" Subject to our capital requirements and certain other restrictions, including the consent of the Federal Reserve, we are able to borrow money to make a capital contribution to the Bank, and these loans may be repaid from dividends paid from the Bank to the Company.

The Company's ability to pay dividends to its stockholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. As a Delaware public benefit corporation, the Company is subject to the limitations of the Delaware General Corporation Law, or DGCL. The DGCL allows the Company to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or if the Company has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

As a general matter, the Federal Reserve has indicated that the Board of Directors of a bank holding company should eliminate, defer or significantly reduce dividends to stockholders if: (a) the company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (b) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (c) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III capital rules, financial institutions that seek to pay dividends will have to maintain the 2.5% capital conservation buffer. See "Amalgamated Bank—Capital and Related Requirements."

Restrictions on Affiliate Transactions

The Company is a legal entity separate and distinct from the Bank and its other subsidiaries. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company or its non-bank subsidiaries. The Company and the Bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W.

Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit by a bank to any affiliate, including its holding company, and on a bank's investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations any of affiliates of the bank. Section 23A also applies to derivative transactions, repurchase agreements and securities lending and borrowing transactions that cause a bank to have credit exposure to an affiliate. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank's capital and surplus and, as to all affiliates combined, to 20% of the Bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The Bank is forbidden to purchase low quality assets from an affiliate.

Section 23B of the Federal Reserve Act, among other things, prohibits a bank from engaging in certain transactions with certain affiliates unless the transactions are on terms and under circumstances, including credit standards, that are substantially the same, or at least as favorable to such bank or its subsidiaries, as those prevailing at the time for comparable transactions with or involving other nonaffiliated companies. If there are no comparable transactions, a bank's (or one of its subsidiaries') affiliate transaction must be on terms and under circumstances, including credit standards, that in good faith would be offered to, or would apply to, nonaffiliated companies. These requirements apply to all transactions subject to Section 23A as well as to certain other transactions.

The affiliates of a bank include any holding company of the bank, any other company under common control with the bank (including any company controlled by the same stockholders who control the bank), any subsidiary of the bank that is itself a bank, any company in which the majority of the directors or trustees also constitute a majority of the directors or trustees of the bank or holding company of the bank, any company sponsored and advised on a contractual basis by the bank or an affiliate, and any mutual fund advised by a bank or any of the bank's affiliates. Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve decides to treat these subsidiaries as affiliates.

Amalgamated Bank

General

As a New York state-chartered bank with FDIC-insured deposits, we are examined, supervised and regulated by the NYDFS, our primary regulator and the FDIC, our primary federal regulator. The statutes enforced by, and regulations and policies of, these agencies affect most aspects of our business, including prescribing the permissible scope of our activities, permissible types of loans and investments, the amount of required reserves, requirements for branch offices, and various other requirements.

New York Law

As a New York-chartered bank, New York law governs our licensing and regulation, including organizational and capital requirements, fiduciary powers, investment authority, branch offices and electronic terminals, declaration of dividends, changes of control and mergers, out of state activities, interstate branching and banking, debt offerings, borrowing limits, limits on loans to one obligor, liquidation, sale of shares or options in Amalgamated to its directors, officers, employees and others, the purchase by Amalgamated of its own shares, and the issuance of capital notes or debentures. The NYDFS is charged with our supervision and regulation.

Unsecured loans to one person generally may not exceed 15% of the sum of our capital stock, allowance and capital notes and debentures, and both secured and unsecured loans to one person (excluding certain secured lending and letters of credit) at any given time generally may not exceed 25% of the sum of our capital stock, allowance and capital notes and debentures. We are required to invest our funds in accordance with limitations under New York law and may only make investments that are permissible investments for banks, subject to any limitations under any other applicable law.

In addition to remedies available to the FDIC (which are discussed below), the Superintendent of the NYDFS may take possession of our bank if certain conditions exist, such as conducting business in an unsafe or unauthorized manner, impairments of capital, suspended payments of obligations, or violation of law.

FDIC

Our deposits are insured by the FDIC to the fullest extent permissible by law. As an insurer of deposits, the FDIC issues regulations, conducts examinations, requires the filing of reports and generally supervises the operations of all institutions to which it provides deposit insurance. The approval of the FDIC is required for certain transactions in which we may engage, including any merger or consolidation involving us, a change in control over us, or the establishment or relocation of any of our branch offices. In reviewing applications seeking approval of such transactions, the FDIC may consider, among other things, the competitive effect and public benefits of the transactions, the capital position, financial and managerial resources and future prospects of the organizations involved in the transaction, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the Community Reinvestment Act (see "Community Reinvestment Act" below) and the effectiveness of the organizations involved in the transaction in combating money laundering activities. The FDIC also has the power to prohibit these and other transactions even if approval is not required, and could do so if we have otherwise failed to comply with all laws and regulations applicable to us.

Safety and Soundness Regulation

As an insured depository institution, we are subject to prudential regulation and supervision and must undergo regular on-site examinations by our banking agencies. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. We file quarterly consolidated reports of condition and income ("call reports") with the NYDFS and FDIC. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution.

The federal banking agencies have also adopted guidelines establishing safety and soundness standards for all insured depository institutions including our bank. The safety and soundness guidelines relate to, among other things, our internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation, asset growth, and interest rate exposure. The standards assist the federal banking agencies with early identification and resolution of problems at insured depository institutions. If we were to fail to meet these standards, the FDIC could require us to submit a compliance plan and take enforcement action if an acceptable compliance plan were not submitted. In addition, the FDIC could terminate our deposit insurance if it determines that our financial condition was unsafe or unsound or that we engaged in unsafe or unsound practices that violated an applicable rule, regulation, order or condition enacted or imposed on us by our regulators.

Payment of Dividends

The power of the Board of Directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions that limit the amount available for such distribution depending upon earnings, financial condition and cash needs of the institution, as well as general business conditions. Insured depository institutions are also prohibited from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if after such transaction the institution would be less than adequately capitalized.

Under New York law, we are prohibited from declaring a dividend so long as there is any impairment of our capital stock. In addition, we would be required to obtain approval from the NYDFS prior to declaring a dividend if the dividend would cause the total aggregate amount of our dividends in the calendar year to exceed our total net profits for that calendar year combined with retained net profits of the preceding two years, less any required transfer to surplus or a fund for the retirement of any preferred stock.

Under certain circumstances, the FDIC may determine that the payment of a dividend would be an unsafe or unsound practice as a result of our financial condition and to prohibit the payment thereof. In particular, the FDIC has stated that excessive dividends can negate strong earnings performance and result in a weakened capital position and that dividends generally can be disbursed, in reasonable amounts, only after losses are eliminated and necessary reserves and prudent capital levels are established. In addition, the capital rules (and in particular, the capital conservation buffer, which was fully phased-in on January 1, 2019), require us to maintain 2.5% in Common Equity Tier 1 capital in order to pay a cash dividend. See "—*Capital and Related Requirements*."

Capital and Related Requirements

We are subject to comprehensive capital adequacy requirements intended to protect against losses that we may incur. Regulatory capital rules adopted in July 2013 and fully phased in as of January 1, 2019, which we refer to as Basel III, impose minimum capital requirements for bank holding companies and banks. The BASEL III rules apply to all state and national banks and savings and loan associations regardless of size and bank holding companies and savings and loan holding companies other than "small bank holding companies," generally holding companies with consolidated assets of less than $3 billion. More stringent requirements are imposed on "advanced approaches" banking organizations—those organizations with $250 billion or more in total consolidated assets, $10 billion or more in total foreign exposures, or that have opted into the Basel II capital regime.

The rules include certain higher risk-based capital and leverage requirements than those previously in place. Specifically, we are required to maintain the following minimum capital requirements:

- a common equity Tier 1 ("CET1") risk-based capital ratio of 4.5%;
- a Tier 1 risk-based capital ratio of 6%;
- a total risk-based capital ratio of 8%; and
- a leverage ratio of 4%.

Under Basel III, Tier 1 capital includes two components: CET1 capital and additional Tier 1 capital. The highest form of capital, CET1 capital, consists solely of common stock (plus related surplus), retained earnings, accumulated other comprehensive income, otherwise referred to as AOCI, and limited amounts of minority interests that are in the form of common stock. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, Tier 1 minority interests and grandfathered trust preferred securities. Tier 2 capital generally includes the allowance for loan losses up to 1.25% of risk-weighted assets, qualifying preferred stock, subordinated debt and qualifying tier 2 minority interests, less any deductions in Tier 2 instruments of an unconsolidated financial institution. AOCI is presumptively included in CET1 capital and often would operate to reduce this category of capital. When implemented, Basel III provided a one-time opportunity for covered banking organizations to opt out of much of this treatment of AOCI. We made this opt-out election in order to avoid significant variations in the level of capital depending upon the impact of interest rate fluctuations on the fair value of our investment securities portfolio.

In addition, in order to avoid restrictions on capital distributions or discretionary bonus payments to executives, under Basel III, a banking organization must maintain a "capital conservation buffer" on top of its minimum risk-based capital requirements. This buffer must consist solely of Tier 1 Common Equity, but the buffer applies to all three risk-based measurements (CET1, Tier 1 capital and total capital). The 2.5% capital conservation buffer was phased in incrementally over time, and became fully effective for us on January 1, 2019, resulting in the following effective minimum capital plus capital conservation buffer ratios: (i) a CET1 capital ratio of 7.0%, (ii) a Tier 1 risk-based capital ratio of 8.5%, and (iii) a total risk-based capital ratio of 10.5%.

On December 21, 2018, the federal banking agencies issued a joint final rule to revise their regulatory capital rules to (i) address the upcoming implementation of a new credit impairment model, the Current Expected Credit Loss, or CECL model, an accounting standard under GAAP; (ii) provide an optional three-year phase-in period for the day-one adverse regulatory capital effects that banking organizations are expected to experience upon adopting CECL; and (iii) require the use of CECL in stress tests beginning with the 2020 capital planning and stress testing cycle for certain banking organizations that are subject to stress testing. We are currently evaluating the impact the CECL model will have on our accounting, and expect to recognize a one-time cumulative-effect adjustment to our allowance for loan losses as of the beginning of the first quarter of 2023, the first reporting period in which the new standard is effective for us. Based on the Company's portfolio balances and forecasted economic conditions as of January 1, 2023, management believes the adoption of the CECL standard will result in a material increase to its total current reserves. However, the ultimate amount of the increase will be contingent upon continued validation of our model, testing and refinement of the model methodologies and judgments utilized to determine the estimate. We will not utilize the optional three-year phase-in period for the day-one adverse regulatory capital effects that banking organizations are expected to experience upon adopting CECL. Based on implementation progress to date, the Company believes the capital adequacy requirements to which it and the Bank are subject to, and its business strategies and practices, will not be materially impacted following the adoption on January 1, 2023.

In November 2019, the federal banking regulators published final rules implementing a simplified measure of capital adequacy for certain banking organizations that have less than $10 billion in total consolidated assets. Under the final rules, which went into effect on January 1, 2020, banks and holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio of greater than 9%, off-balance-sheet exposures of 25% or less of total consolidated assets and trading assets plus trading liabilities of 5% or less of total consolidated assets, are deemed "qualifying community banking organizations" and are eligible to opt into the "community bank leverage ratio framework." A qualifying community banking organization that elects to use the community bank leverage ratio framework and that maintains a leverage ratio of greater than 9% is considered to have satisfied the generally applicable risk-based and leverage capital requirements under the Basel III rules and, if applicable, is considered to have met the "well capitalized" ratio requirements for purposes of its primary federal regulator's prompt corrective action rules, discussed below. The final rules include a two-quarter grace period during which a qualifying community banking organization that temporarily fails to meet any of the qualifying criteria, including the greater-than-9% leverage capital ratio requirement, is generally still deemed "well capitalized" so long as the banking organization maintains a leverage capital ratio greater than 8%. A banking organization that fails to maintain a leverage capital ratio greater than 8% is not permitted to use the grace period and must comply with the generally applicable requirements under the Basel III rules and file the appropriate regulatory reports. We do not have any immediate plans to elect to use the community bank leverage ratio framework but may make such an election in the future.

Prompt Corrective Action

As an insured depository institution, we are required to comply with the capital requirements promulgated under the FDIA. The FDIA requires each federal banking agency to take prompt corrective action ("PCA") to resolve the problems of insured depository institutions, including those that fall below one or more prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of capital ratios: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." As of December 31, 2022, our capital ratios exceeded the minimum ratios established for a "well capitalized" institution.

The following is a list of the criteria for each PCA capital category:

- *Well Capitalized*—The institution exceeds the required minimum level for each relevant capital measure. A well-capitalized institution:

  - has total risk-based capital ratio of 10% or greater; and

  - has a Tier 1 risk-based capital ratio of 8% or greater; and

  - has a common equity Tier 1 risk-based capital ratio of 6.5% or greater; and

  - has a leverage capital ratio of 5% or greater; and

  - is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

- *Adequately Capitalized*—The institution meets the required minimum level for each relevant capital measure. The institution may not make a capital distribution if it would result in the institution becoming undercapitalized. An adequately capitalized institution:

  - has a total risk-based capital ratio of 8% or greater; and

- has a Tier 1 risk-based capital ratio of 6% or greater; and

- has a common equity Tier 1 risk-based capital ratio of 4.5% or greater; and

- has a leverage capital ratio of 4% or greater.

- *Undercapitalized*—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution:

  - has a total risk-based capital ratio of less than 8%; or

  - has a Tier 1 risk-based capital ratio of less than 6%; or

  - has a common equity Tier 1 risk-based capital ratio of less than 4.5% or greater; or

  - has a leverage capital ratio of less than 4%.

- *Significantly Undercapitalized*—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution:

  - has a total risk-based capital ratio of less than 6%; or

  - has a Tier 1 risk-based capital ratio of less than 4%; or

  - has a common equity Tier 1 risk-based capital ratio of less than 3% or greater; or

  - has a leverage capital ratio of less than 3%.

- *Critically Undercapitalized*—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized." Moreover, if the institution becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the FDIC. The institution also would become subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless it is determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan or unless the FDIC determines that the proposed action will further the purpose of PCA. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs.

In addition to measures taken under the PCA provisions, insured banks may be subject to potential actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the issuance of cease and desist orders that can be judicially enforced, the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, the imposition of a conservator or receiver, or removal and prohibition orders against "institution-affiliated" parties, and termination of insurance of deposits. The NYDFS also has broad powers to enforce compliance with New York laws and regulations.

Community Reinvestment Act Requirements

We are subject to certain requirements and reporting obligations under the Community Reinvestment Act ("CRA"). The CRA generally requires federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods. The CRA further requires the agencies to take into account our record of meeting community credit needs when evaluating applications for, among other things, new branches or mergers. We are also subject to analogous state CRA requirements in New York and other states in which we may establish branch offices. In connection with their assessments of CRA performance, the FDIC and NYDFS assign a rating of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance." We received a "satisfactory" CRA Assessment Rating from both regulatory agencies in our most recent examinations. The federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities of the bank, including in acting on expansionary proposals.

In May 2022, federal bank agencies issued a proposal to strengthen and modernize regulations implementing the CRA, which would require evaluation of bank performance to further address inequities in access to credit, and which would emphasize smaller-value loans and investments to low- and moderate-income communities. The proposal would also update CRA assessment areas to include activities associated with online and mobile banking, and adopt a metrics-based approach to CRA evaluations of retail lending and community development financing.

Fair Lending Requirements

We are subject to certain fair lending requirements and reporting obligations involving lending operations. A number of laws and regulations provide these fair lending requirements and reporting obligations, including, at the federal level, the Equal Credit Opportunity Act ("ECOA"), as amended by the Dodd-Frank Act, and Regulation B, as well as the Fair Housing Act ("FHA") and regulations implementing FHA found at 24 C.F.R. Part 100. ECOA and Regulation B prohibit discrimination in any aspect of a credit transaction based on a number of prohibited factors, including race or color, religion, national origin, sex, marital status, age, the applicant's receipt of income derived from public assistance programs, and the applicant's exercise, in good faith, of any right under the Consumer Credit Protection Act. ECOA and Regulation B include lending acts and practices that are specifically prohibited, permitted, or required, and these laws and regulations proscribe data collection requirements, legal action statute of limitations, and disclosure of the consumer's ability to receive a copy of any appraisal(s) and valuation(s) prepared in connection with certain loans secured by dwellings. FHA prohibits discrimination in all aspects of residential real-estate related transactions based on prohibited factors, including race or color, national origin, religion, sex, familial status, and handicap. Fair lending requirements can also be imposed at the state level, including through Section 296-A of the New York Executive Law.

In addition to prohibiting discrimination in credit transactions on the basis of prohibited factors, these laws and regulations can cause a lender to be liable for policies that result in a disparate treatment of or have a disparate impact on a protected class of persons. If a pattern or practice of lending discrimination is alleged by a regulator, then the matter may be referred by the agency to the U.S. Department of Justice ("DOJ") for investigation. In December 2012, the DOJ and CFPB entered into a Memorandum of Understanding under which the agencies have agreed to share information, coordinate investigations, and have generally committed to strengthen their coordination efforts.

In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with fair lending requirements into account when regulating and supervising other activities of the bank, including in acting on expansionary proposals

Consumer Protection Regulations

Our activities are subject to a variety of statutes and regulations—both at the federal and state levels—designed to protect consumers. This includes Title X of the Dodd-Frank Act, which prohibits engaging in any unfair, deceptive, or abusive acts or practices ("UDAAP"). UDAAP claims involve detecting and assessing risks to consumers and to markets for consumer financial products and services. Interest and other charges collected or contracted for by us are subject to state usury laws and federal laws concerning interest rates. Our loan operations are also subject to federal laws applicable to credit transactions, such as:

- the Truth-In-Lending Act ("TILA") and Regulation Z, governing disclosures of credit and servicing terms to consumer borrowers and including substantial new requirements for mortgage lending and servicing, as mandated by the Dodd-Frank Act;

- the Home Mortgage Disclosure Act of 1975 and Regulation C, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the communities it serves, and requiring collection and disclosure of data about applicant and borrower characteristics to assist in identifying possible discriminatory lending patterns and enforcing antidiscrimination statutes;

- the Equal Credit Opportunity Act ("ECOA") and Regulation B, prohibiting discrimination on the basis of race, color, religion, or other prohibited factors in any aspect of a credit transaction;

- the Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act and Regulation V, as well as the rules and regulations of the FDIC governing the use of consumer reports and provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;

- the Fair Debt Collection Practices Act and Regulation F, governing the manner in which consumer debts may be collected by collection agencies and intending to eliminate abusive, deceptive, and unfair debt collection practices;

- the Real Estate Settlement Procedures Act ("RESPA") and Regulation X, which governs aspects of residential mortgage loans, including the settlement and servicing process, dictates certain disclosures to be provided to consumers, and imposes other requirements related to compensation of service providers, insurance escrow accounts, and loss mitigation procedures;

- The Secure and Fair Enforcement for Mortgage Licensing Act ("SAFE Act") which mandates a nationwide licensing and registration system for residential mortgage loan originators. The SAFE Act also prohibits individuals from engaging in the business of a residential mortgage loan originator without first obtaining and maintaining annually registration as either a federal or state licensed mortgage loan originator;

- The Homeowners Protection Act ("HPA"), or the PMI Cancellation Act, provides requirements relating to private mortgage insurance (PMI) on residential mortgages, including the cancelation and termination of PMI, disclosure and notification requirements, and the requirement to return unearned premiums;

- The Fair Housing Act ("FHA") prohibits discrimination in all aspects of residential real-estate related transactions based on race or color, national origin, religion, sex, and other prohibited factors;

- The Servicemembers Civil Relief Act ("SCRA") and Military Lending Act ("MLA"), providing certain protections for servicemembers, members of the military, and their respective spouses, dependents and others; and

- Section 106(c)(5) of the Housing and Urban Development Act requires making home ownership available to eligible homeowners.

Our deposit operations are also subject to federal laws, such as:

- the FDIA, which, among other things, imposes a minimum amount of deposit insurance available per account to $250,000 and imposes other limits on deposit-taking;

- the Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- the Electronic Funds Transfer Act and Regulation E, which governs the rights, liabilities, and responsibilities of consumers and financial institutions using electronic fund transfer services, and which generally mandates disclosure requirements, establishes limitations on liability applicable to consumers for unauthorized electronic fund transfers, dictates certain error resolution processes, and applies other requirements relating to automatic deposits to and withdrawals from deposit accounts;

- the Expedited Funds Availability Act ("EFA Act") and Regulation CC, setting forth requirements to make funds deposited into transaction accounts available according to specified time schedules, disclose funds availability policies to customers, and relating to the collection and return of checks and electronic checks, including the rules regarding the creation or receipt of substitute checks; and

- the Truth in Savings Act ("TISA") and Regulation DD, which requires depository institutions to provide disclosures so that consumers can make meaningful comparisons about depository institutions and accounts.

In addition, we are subject to increased regulations concerning consumer privacy, including the California Consumer Privacy Act with respect to certain data regarding California residents and the New York Department of Financial Services Cybersecurity Regulations.

The Consumer Financial Protection Bureau (the "CFPB") is an independent regulatory authority housed within the Federal Reserve. The CFPB has broad authority to regulate the offering and provision of consumer financial products and services. The CFPB has the authority to supervise and examine depository institutions with more than $10 billion in assets for compliance with federal consumer laws. The authority to supervise and examine depository institutions with $10 billion or less in assets, such as us, for compliance with federal consumer laws remains largely with those institutions' primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. As such, the CFPB may participate in examinations of the Bank. In addition, states are permitted to adopt consumer protection laws and regulations that are stricter than the regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

The CFPB has issued a number of significant rules that impact nearly every aspect of the lifecycle of consumer financial products and services, including rules regarding a residential mortgage loan. These rules implement Dodd-Frank Act amendments to the ECOA, TILA and RESPA. Among other things, the rules adopted by the CFPB require banks to: (i) develop and implement procedures to ensure compliance with a "reasonable ability-to-repay" test; (ii) implement new or revised disclosures, policies and procedures for originating and servicing mortgages, including, but not limited to, pre-loan counseling, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower's principal residence, and mortgage origination disclosures, which integrate existing requirements under TILA and RESPA; (iii) comply with additional restrictions on mortgage loan originator hiring and compensation; and (iv) comply with new disclosure requirements and standards for appraisals and certain financial products.

Bank regulators take into account compliance with consumer protection laws when considering approval of expansionary proposals.

Anti-Money Laundering Regulation

As a financial institution, we must maintain anti-money laundering programs that include established internal policies, procedures and controls, a designated compliance officer, an ongoing employee training program, and testing of the program by an independent audit function. The program must comply with the anti-money laundering provisions of the Bank Secrecy Act ("BSA"). Financial institutions are prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions, foreign customers and other high risk customers. Financial institutions must also take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions. Financial institutions must comply with requirements regarding risk-based procedures for conducing ongoing customer due diligence, which requires us to take appropriate steps to understand the nature and purpose of customer relationships and identify and verify the identity of the beneficial owners of legal entity customers.

Current laws, such as the USA PATRIOT Act (which amended the BSA), as described below, provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA PATRIOT Act. Bank regulators routinely examine institutions for compliance with these obligations, and this area has become a particular focus of the regulators in recent years. In addition, the regulators are required to consider compliance in connection with the regulatory review of certain applications. In recent years, regulators have expressed concern over banking institutions' compliance with anti-money laundering requirements and, in some cases, have delayed approval of their expansionary proposals. The regulators and other governmental authorities have been active in imposing "cease and desist" orders and significant money penalty sanctions against institutions found to be in violation of the anti-money laundering regulations.

On January 1, 2021, Congress enacted the National Defense Authorization Act for Fiscal Year 2021 ("NDAA"). The NDAA provides for one of the most significant overhauls of the BSA and related anti-money laundering laws since the USA Patriot Act. Notably, changes include:

- expansion of coordination and information sharing efforts among the agencies tasked with administering anti-money laundering and countering the financing of terrorism requirements, including the Financial Crimes Enforcement Network ("FinCEN"), the primary federal banking regulators, federal law enforcement agencies, national security agencies, the intelligence community, and financial institutions;
- providing additional penalties with respect to violations of BSA and enhancing the powers of FinCEN;
- significant updates to the beneficial ownership collection rules and the creation of a registry of beneficial ownership which will track the beneficial owners of reporting companies which may be shared with law enforcement and financial institutions conducting due diligence under certain circumstances;
- improvements to existing information sharing provisions that permit financial institutions to share information relating to SARs with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and

- enhanced whistleblower protection provisions, allowing whistleblower(s) who provide original information which leads to successful enforcement of anti-money laundering laws in certain judicial or administrative actions resulting in certain monetary sanctions to receive up to 30 percent of the amount that is collected in monetary sanctions as well as increased protections;

We are also subject to New York anti-money laundering laws and regulations. In June 2016, the NYDFS adopted a final rule that requires certain New York-regulated financial institutions, including us, to comply with enhanced anti-terrorism and anti-money laundering requirements beginning in 2017. The rule adds, among other anti-money laundering program requirements, greater specificity to certain transaction monitoring and filtering requirements and the obligation to conduct an ongoing, comprehensive risk assessment and expressly eliminates a regulated institution's ability to adjust its monitoring and filtering programs to limit the number of alerts generated. Beginning in April 2018, the rule also required the Bank's BSA/AML Officer to submit certification of compliance with these requirements annually.

ERISA

We are also subject to regulation under the fiduciary laws of Employee Retirement Income Security Act of 1974 ("ERISA"), and to regulations promulgated thereunder, insofar as we are a "fiduciary" or service provider under ERISA with respect to certain of our clients. When we act as an ERISA fiduciary, we represent ERISA plans by taking fiduciary responsibility with respect to such plan's transactions or investments. ERISA and the applicable provisions of the Code, impose certain duties on persons who are fiduciaries under ERISA, and prohibit certain transactions by the fiduciaries (and certain other related parties) to such plans. The foregoing laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict us from conducting certain business in the event that we fail to comply with such laws and regulations. Possible sanctions that may be imposed in the event of such noncompliance include the suspension of individual employees, limitations on the business activities for specified periods of time, revocation of registration, and other censures and fines and the potential of civil litigation.

USA PATRIOT Act

The USA PATRIOT Act became effective on October 26, 2001 and amended the Bank Secrecy Act. The USA PATRIOT Act provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanisms for the U.S. government, including:

- due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons;

- requiring standards for verifying customer identification at account opening;

- rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering;

- reports by nonfinancial trades and businesses filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and

- filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

The USA PATRIOT Act requires financial institutions to undertake enhanced due diligence of private bank accounts or correspondent accounts for non-U.S. persons that they administer, maintain, or manage. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

Under the USA PATRIOT Act, FinCEN can send Amalgamated lists of the names of persons suspected of involvement in terrorist activities or money laundering. Amalgamated may be requested to search its records for any relationships or transactions with persons on those lists. If we find any relationships or transactions, we must report those relationships or transactions to FinCEN.

The Office of Foreign Assets Control

The Office of Foreign Assets Control ("OFAC"), which is an office in the U.S. Department of the Treasury, is responsible for helping to ensure that U.S. entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts; owned or controlled by, or acting on behalf of target countries, and narcotics traffickers. If a bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze or block the transactions on the account. Amalgamated has appointed a compliance officer to oversee the inspection of its accounts and the filing of any notifications. Amalgamated checks high-risk OFAC areas such as new accounts, wire transfers and customer files. These checks are performed using software that is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Financial Privacy and Cybersecurity

There are a number of state and federal laws and regulations that govern financial privacy and cybersecurity. At the federal level, this includes the privacy protection provisions of the Gramm-Leach-Bliley Act of 1999 ("GLBA") and related regulations, including Regulation P, which govern the treatment of nonpublic personal information. Under these privacy protection provisions, we are limited in our ability to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies and notices to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. Federal banking agencies, including the FDIC, have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the Board of Directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services.

State laws and regulations governing financial privacy and cybersecurity include the California Consumer Privacy Act ("CCPA") and the California Privacy rights Act ("CPRA"), which amends and supplements the CCPA, with respect to certain data regarding California residents, the New York Department of Financial Services Cybersecurity Regulations, and other New York financial privacy laws and regulations. The NYDFS issued a rule, effective March 1, 2017, that requires banks, insurance companies, and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State's financial services industry. The cybersecurity rule adds specific requirements for these institutions' cybersecurity compliance programs and imposes an obligation to conduct an ongoing, comprehensive risk assessment and requires each institution's Board of Directors, or a senior officer, to submit annual certifications of compliance with these requirements. Amendments proposed in November 22, 2022 would further tailor the regulation to three tiers of companies with different defensive needs, increase governance and controls, and require more regular risk and vulnerability assessments.

Transactions with Related Parties

Transactions between banks and their affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank.

Generally, Sections 23A and 23B of the Federal Reserve Act and Regulation W (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such institution's capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to non-affiliates. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar transactions. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act.

The Federal Reserve Act and its implementing Regulation O also provide limitations on our ability to extend credit to executive officers, directors and 10% stockholders ("insiders"). The law limits both the individual and aggregate amount of loans we may make to insiders based, in part, on our capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and must not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are further limited to specific categories.

On December 22, 2020, the federal banking agencies issued an interagency statement extending the temporary relief from enforcement action against banks or asset managers, which become principal shareholders of banks, with respect to certain extensions of credit by banks that otherwise would violate Regulation O, provided the asset managers and banks satisfy certain conditions designed to ensure that there is a lack of control by the asset manager over the bank. This relief has been extended and expired on January 1, 2023.

Incentive Compensation

Guidelines adopted by the federal banking agencies pursuant to the FDIA prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder.

In June 2010, the federal banking agencies jointly adopted the Guidance on Sound Incentive Compensation Policies ("GSICP"). The GSICP intended to ensure that banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. This guidance, which covers all employees that have the ability to expose the organization to material amounts of risk, either individually or as part of a group, is based upon a set of key principles relating to a banking organization's incentive compensation arrangements. Specifically, incentive compensation arrangements should (i) provide employee incentives that appropriately balance risk in a manner that does not encourage employees to expose their organizations to imprudent risk, (ii) be compatible with effective controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's Board of Directors. Any deficiencies in our compensation practices could lead to supervisory or enforcement actions by the FDIC.

The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities, such as us, having at least $1 billion in total assets that encourage inappropriate risk-taking by providing an executive officer, employee, director or principal stockholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. The federal banking agencies proposed such regulations in April 2011 and issued a second proposed rule in April 2016. The second proposed rule would apply to all banks, among other institutions, with at least $1 billion in average total consolidated assets. Final regulations have not been adopted as of December 31, 2022. If adopted, these or other similar regulations would impose limitations on the manner in which we may structure compensation for our executives and other employees. The scope and content of the federal banking agencies' policies on incentive compensation are continuing to develop and are likely to continue evolving.

In October 2016, the NYDFS also announced a renewed focus on employee incentive arrangements and issued guidance to New York State-regulated banks to ensure that these arrangements do not encourage inappropriate practices. The guidance listed adapted versions of the key principles from the Guidance on Sound Incentive Compensation Policies as minimum requirements and advised these banks that incentive compensation arrangements must be subject to effective risk management, oversight, and control.

In addition, the Tax Cuts and Jobs Act of 2017, which was signed into law in December 2017, contains certain provisions affecting performance-based compensation. Specifically, the pre-existing exception to the $1 million deduction limitation applicable to performance-based compensation was repealed. The deduction limitation is now applied to all compensation exceeding $1.0 million, for our covered employees, regardless of how it is classified, which would have an adverse effect on income tax expense and net income.

Deposit Premiums and Assessments

As an FDIC-insured bank, we must pay deposit insurance assessments to the FDIC based on our average total assets minus our average tangible equity. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the U.S. Government.

As an institution with less than $10 billion in assets, our assessment rates are based on the level of risk we pose to the FDIC's deposit insurance fund (DIF). Pursuant to changes adopted by the FDIC that were effective July 1, 2016, the initial base rate for deposit insurance is between three and 30 basis points. Total base assessment after possible adjustments now ranges between 1.5

and 40 basis points. For established smaller institutions, like us, the total base assessment rate is calculated by using supervisory ratings as well as (i) an initial base assessment rate, (ii) an unsecured debt adjustment (which can be positive or negative), and (iii) a brokered deposit adjustment.

In addition to the ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances. For example, under the Dodd-Frank Act, the minimum designated reserve ratio for the DIF was increased to 1.35% of the estimated total amount of insured deposits. On September 30, 2018, the DIF reached 1.36%, exceeding the statutorily required minimum reserve ratio of 1.35%. On reaching the minimum reserve ratio of 1.35%, FDIC regulations provided for two changes to deposit insurance assessments: (i) surcharges on insured depository institutions with total consolidated assets of $10 billion or more (large institutions) ceased; and (ii) small banks were to receive assessment credits for the portion of their assessments that contributed to the growth in the reserve ratio from between 1.15% and 1.35%, to be applied when the reserve ratio is at or above 1.38%. These assessment credits started with the June 30, 2019 assessment invoiced in September 2019 and ran off in March 2020. Assessment rates are expected to decrease if the reserve ratio increases such that it exceeds 2%.

The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a notice and hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

CRE Guidance

In December 2015, the federal banking regulators released a statement entitled "Interagency Statement on Prudent Risk Management for Commercial Real Estate Lending" (the "CRE Guidance"). In the CRE Guidance, the federal banking regulators (i) expressed concerns with institutions that ease CRE underwriting standards, (ii) directed financial institutions to maintain underwriting discipline and exercise risk management practices to identify, measure and monitor lending risks, and (iii) indicated that they will continue to pay special attention to CRE lending activities and concentrations. The federal banking regulators previously issued guidance in December 2006, entitled "Interagency Guidance on Concentrations in CRE Lending, Sound Risk Management Practices," which stated that an institution that is potentially exposed to significant CRE concentration risk should employ enhanced risk management practices. Specifically, the guidance states that such institutions have (1) total CRE loans representing 300% or more of the institution's total capital and (2) the outstanding balance of such institution's CRE loan portfolio has increased by 50% or more during the prior 36 months.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary policies of the U.S. and its agencies. The Federal Open Market Committee's monetary policies have had, and are likely to continue to have, an important effect on the operating results of banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve have major effects on the levels of bank loans, investments and deposits through its open market operations in U.S. government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. We cannot predict the nature or effect of future changes in such monetary policies.

Future Legislation and Regulation

Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied or interpreted. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation has in the past and may in the future affect the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital or modify our business strategy, or limit our ability to pursue business opportunities in an efficient manner. Our business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, but we expect to exit this status by no later than December 31, 2023, which is the last day of the fiscal year in which the fifth anniversary of our initial public offering on August 13, 2018. An emerging growth company may take advantage of reduced reporting requirements that are otherwise generally applicable to reporting companies under the Exchange Act.

As an emerging growth company:

- we may present less than five years of selected historical financial information;

- we are not required to obtain an attestation and report from our auditors on management's assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act;

- we may provide less extensive disclosure about our executive compensation arrangements; and

- we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements (although we intend to do so).

We may take advantage of this reporting relief for up to five years from the completion of our initial public offering on August 13, 2018 unless we earlier cease to be an emerging growth company. We will cease to be an emerging growth company and may no longer rely on this reporting relief on (a) the last day of the fiscal year in which our annual gross revenues exceed $1.07 billion (adjusted for inflation every five years), (b) the date we have more than $700.0 million in market value of our common stock held by non-affiliates as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we issue more than $1.0 billion of non-convertible debt in a three-year period.

Section 107 of the JOBS Act also permits us an extended transition period for complying with new or revised accounting standards affecting public companies until they would apply to private companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this report will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended election.

Item 1A.   Risk Factors.

There are risks, many beyond our control, that could cause our financial condition or results of operations to differ materially from management's expectations. Any of the following risks, by itself or together with one or more other factors, could adversely affect our business, prospects, financial condition, results of operations and cash flows, perhaps materially. The risks presented below are not the only risks that we face. Additional risks that we do not presently know or that we currently deem immaterial may also have an adverse effect on our business, results of operations, financial condition, prospects, and the market price and liquidity of our common stock. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included in this report. Further, to the extent that any of the information contained in this report constitutes forward-looking statements, the risk factors below also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See "Cautionary Note Regarding Forward-Looking Statements" beginning on page 1.

Market and Interest Rate Risks

Our business may be adversely affected by economic conditions

Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation, monetary supply, fluctuations in the debt and equity capital markets, and the strength of the domestic economy and the local economies in the markets in which we operate. Unfavorable market conditions can result in a deterioration of the credit quality of borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, foreclosures, additional provisions for loan losses, adverse asset values and a reduction in assets under management or administration. The majority of our loan portfolio is secured by real estate. A decline in real estate values can negatively impact our ability to recover our investment should the borrower become delinquent. Loans secured by stock or other collateral may be adversely impacted by a downturn in the economy and other factors that could reduce the recoverability of our investment. Unsecured loans are dependent on the solvency of the borrower, which can deteriorate, leaving us with a risk of loss. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability of or increases in the cost of credit and capital, increases in inflation or interest rates, high unemployment, natural disasters, epidemics and pandemics (such as COVID-19), state or local government insolvency, or a combination of these or other factors.

The Federal Reserve's signaling of additional interest rate hikes in 2023, and slowing economic activity in a majority of states, have increased the probability for a recession in the United States. In addition, there are continuing concerns related to, among other things, the level of U.S. government debt and fiscal actions that may be taken to address that debt, price fluctuations of key natural resources, the potential resurgence of economic and political tensions with China, the Russian invasion of Ukraine and increasing oil prices due to Russian supply disruptions, each of which may have a destabilizing effect on financial markets and economic activity. Economic pressure on consumers and overall economic uncertainty may result in changes in consumer and business spending, borrowing and saving habits. These economic conditions and/or other negative developments in the domestic or international credit markets or economies may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes, high unemployment or underemployment, and inflation may also result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

Changes in U.S. trade policies and other global political factors beyond our control, including the imposition of tariffs, retaliatory tariffs, or other sanctions, may adversely impact our business, financial condition and results of operations.

There have been, and may be in the future, changes with respect to U.S. and international trade policies, legislation, treaties and tariffs, embargoes, sanctions and other trade restrictions. Tariffs, retaliatory tariffs or other trade restrictions on products and materials that customers import or export, or a trade war or other related governmental actions related to tariffs, international trade agreements or policies or other trade restrictions have the potential to negatively impact our customers' costs, demand for their products, or the U.S. economy or certain sectors thereof and, thus, could adversely impact our business, financial condition and results of operations. As a result of Russia's invasion of Ukraine, the U.S. has imposed, and is likely to impose material additional, financial and economic sanctions and export controls against certain Russian organizations and/or individuals, with similar actions either implemented or planned by the European Union ("EU") and the U.K. and other jurisdictions. The U.S., the U.K., and the EU each imposed packages of financial and economic sanctions that, in various ways, constrain transactions with numerous Russian entities and individuals; transactions in Russian sovereign debt; and investment, trade, and financing to, from, or in certain regions of Ukraine. Moreover, actions by Russia, and any further measures taken by the U.S. or its allies, could have negative impacts on regional and global financial markets and economic conditions. To the extent changes in the global political environment, including Russia's invasion of Ukraine and the escalating tensions between Russia and the U.S., NATO, the EU and the UK, have a negative impact on us or on the markets in which we operate, our business, results of operations and financial condition could be materially and adversely impacted.

Our operations and clients are concentrated in large metropolitan areas.

The vast majority of our operations and clients are located in New York City, Washington, D.C., and San Francisco. In addition, at December 31, 2022, 90.6% of the properties securing our CRE, multifamily, or construction loans outstanding were located in the states of New York and California, and in Washington, D.C. Our success depends upon the economic vitality, growth prospects, business activity, population, income levels, deposits and real estate activity in those areas and may be impacted by the effects of past and future civil unrest and domestic disturbances in the communities that we serve. In addition, these areas have been and may continue to be the target of terrorist attacks. A major terrorist attack in one of these areas could severely disrupt our operations and the ability of our clients to do business with us and cause losses to loans secured by properties in these areas. Although our customers' business and financial interests may extend well beyond our market areas, adverse economic and social conditions that affect our specific market area could reduce our growth rate, affect the ability of our customers to repay their loans to us and impact the stability of our deposit funding sources. Consequently, declines in economic and social conditions in these markets could generally affect our business, financial condition, results of operations and prospects.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings, capital levels and overall results.

The majority of our assets and liabilities are monetary in nature and, as a result, we are subject to significant risk from changes in interest rates, which may affect our net interest income as well as the valuation of our assets and liabilities. Our earnings depend significantly on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect to periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates move contrary to our position, this "gap" may work against us, and our earnings may be adversely affected.

When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in the general level of interest rates may also, among other things, adversely affect the demand for loans and our ability to originate loans and decrease loan prepayment rates or adversely affect our results of operations by reducing the ability of borrowers to make payments under their current adjustable-rate loan obligations. Conversely, a decrease in the general level of interest rates, among other things, may lead to prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits, potentially reducing our deposit base. Accordingly, changes in the general level of market interest rates may adversely affect our net yield on interest-earning assets, loan origination volume and our overall results.

Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in the general level of market interest rates, those rates are affected by many factors outside of our control, including inflation, recession, unemployment, money supply, international disorder, instability in domestic and foreign financial markets and policies of various governmental and regulatory agencies, particularly the Federal Open Market Committee (FOMC) of the Federal Reserve. Adverse changes in the U.S. monetary policy or in economic conditions could materially and adversely affect us. In keeping with its commitment to returning inflation to its 2% objective, the FOMC increased short-term interest rates to a range of 4.50% to 4.75% by February 1, 2023, and the Federal Reserve indicated that additional rate hikes were expected in 2023. We could experience net interest margin compression if our rates on our interest earning assets fail to increase in tandem with rates on our interest-bearing liabilities. Similarly, if short-term interest rates increase and long-term interest rates do not increase, or increase but at a slower rate, we could experience net interest margin compression as our rates on interest earning assets decline measured relative to rates on our interest-bearing liabilities. Any such occurrence could have a material adverse effect on our net interest income and on our business, financial condition and results of operations.

We may not be able to accurately predict the likelihood, nature and magnitude of changes in market interest rates or how and to what extent they may affect our business. We also may not be able to adequately prepare for or compensate for the consequences of such changes. Any failure to predict and prepare for changes in interest rates or adjust for the consequences of these changes may adversely affect our earnings and capital levels and overall results.

The fair value of our investment securities could fluctuate because of factors outside of our control, which could have a material adverse effect on us.

As of December 31, 2022, the fair value of our investment securities portfolio was approximately $3.23 billion. Factors beyond our control could significantly affect the fair value of these securities. These factors include, but are not limited to, changes in market conditions including changes in interest rates or spreads, changes in the credit profile of individual securities, changes in prepayment behavior of individual securities, rating agency actions in respect of the securities, or adverse regulatory action. Any of these factors, among others, could cause other-than-temporary impairments, or OTTI, and realized and/or unrealized losses in future periods and declines in earnings and/or other comprehensive income (loss), which could materially and adversely affect our assets, business, cash flow, condition (financial or otherwise), liquidity, results of operations and prospects. The process for determining whether impairment of a security is OTTI usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer, any collateral underlying the security as well as our intent and ability to hold the security for a sufficient period of time to allow for any anticipated recovery in fair value in order to assess the probability of receiving all contractual principal and interest payments on the security. Our failure to assess any impairments or losses with respect to our securities could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, results of operations and prospects.

The phase-out of LIBOR could negatively impact our net interest income and require significant operational work.

The United Kingdom's Financial Conduct Authority, which regulates the London Interbank Offered Rate ("LIBOR"), has announced that it will not compel panel banks to contribute to LIBOR after 2021. The publication of 1-week and 2-month US dollar LIBOR ceased after December 31, 2021, and the publication of all other US dollar LIBOR settings will cease or be deemed unrepresentative after June 30, 2023. The discontinuance of LIBOR has resulted in significant uncertainty regarding the transition to suitable alternative reference rates and could adversely impact our business, operations, and financial results. In November 2020, the federal banking agencies issued a statement that says that banks may use any reference rate for its loans that the bank determines to be appropriate for its funding model and customer needs.

The Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has endorsed replacing the U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities ("SOFR"). SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it will be a rate that does not take into account bank credit risk (as is the case with LIBOR).

The transition from LIBOR could create considerable costs and additional risk. We cannot predict whether or when LIBOR will actually cease to be available. The uncertainty as to the nature and effect of the discontinuance of LIBOR may adversely affect the value of, the return on or the expenses associated with our financial assets and liabilities that are based on or are linked to LIBOR, may require extensive changes to our systems and processes, could impact our pricing and interest rate risk models, our loan product structures, our funding costs, and our valuation tools, and result in increased compliance and operational costs. In addition, the market transition away from LIBOR to an alternative reference rate could prompt inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of LIBOR with an alternative reference rate. Furthermore, failure to adequately manage this transition process with our customers could adversely impact our reputation. Although we are currently unable to assess the ultimate impact of the transition from LIBOR, the failure to adequately manage the transition could have a material adverse effect on our business, financial condition and results of operations.

Credit Risks

If we fail to effectively manage credit risk, our business and financial condition will suffer.

We must effectively manage credit risk. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of their loans, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers, including the risk that a borrower may not provide information to us about its business in a timely manner, and/or may present inaccurate or incomplete information to us, and risks relating to the value of collateral. In order to manage credit risk successfully, we must, among other things, maintain disciplined and prudent underwriting standards and ensure that our lenders follow those standards. The weakening of these standards for any reason, such as an attempt to attract higher yielding loans, a lack of discipline or diligence by our employees in underwriting and monitoring loans, the inability of our employees to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of our loan portfolio, may result in loan defaults, foreclosures and additional charge-offs and may necessitate that we significantly increase our allowance, each of which could adversely affect our net income.

We are exposed to higher credit risk related to our multifamily real estate lending in New York City.

In 2019, the New York State legislature passed the Housing Stability and Tenant Protection Act of 2019, impacting about one million rent regulated apartment units. Among other things, the legislation: (i) curtails rent increases from material capital improvements and individual apartment improvements; (ii) all but eliminates the ability for apartments to exit rent regulation; (iii) does away with vacancy decontrol and high-income deregulation; and (iv) repealed the 20% vacancy bonus. The act generally limits a landlord's ability to increase rents on rent-regulated apartments and makes it more difficult to convert rent-regulated apartments to market-rate apartments. As a result, the value of the collateral located in New York State securing our multi-family loans or the future net operating income of such properties could potentially become impaired. At December 31, 2022, our total multifamily loan exposure in New York State is approximately $703.4 million, of which approximately $490.5 million, or 70%, represents our portfolio's composition of rent stabilized and rent controlled apartments in the New York multifamily market.

Our solar loans expose us to higher credit risk.

A borrower's ability to repay their solar loans can be negatively impacted by increases in their payment obligations to other lenders under mortgage, credit card and other loans resulting from increases in base lending rates or structured increases in payment obligations. If a client defaults on solar loan, we may be unsuccessful in our efforts to collect the amount of the loan. We are limited in our ability to collect on these loans if a client is unwilling or unable to repay them. Although solar loans are secured with security filings, we may be limited in our ability to recover any collateral supporting such loans due to the nature of the solar energy system becoming a fixture to the real property. Additionally, these short-term loans are subject to risks of defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. An increase in defaults precipitated by the risks and uncertainties associated with the above operations and activities could have a detrimental effect on our business.

Our estimated allowance for loan losses and fair value adjustments with respect to loans acquired in our acquisitions may prove to be insufficient to absorb actual losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

We maintain an allowance for loan losses ("ALLL") that represents management's judgment of probable losses and risks inherent in our loan portfolio. As of December 31, 2022, our ALLL totaled $45.0 million, which represents approximately 1.10% of our total loans, net. The level of the allowance reflects management's continuing evaluation of loan levels and portfolio composition, observable trends in nonperforming loans, historical loss experience, known and inherent risks in the portfolio, underwriting practices, adequacy of collateral, credit risk grading assessments and other factors. The determination of the appropriate level of the ALLL is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. If, as a result of general economic conditions, there is a decrease in asset quality or growth in the loan portfolio, our management determines that additional increases in ALLL are necessary, we may incur additional expenses which will reduce our net income, and our business, results of operations or financial condition may be materially and adversely affected. In addition, inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification or deterioration of additional problem loans, acquisition of problem loans and other factors, both within and outside of our control, may require us to increase our ALLL. In addition, we have historically maintained higher provisions for loan losses in our C&I portfolio and may continue to do so, even as we de-emphasize and reallocate the balances of this portfolio.

The measure of our allowance for loan losses is dependent on the adoption and interpretation of accounting standards. These forecasts, assumptions, and models are inherently uncertain and are based upon management's reasonable judgment in light of information currently available. The Financial Accounting Standards Board, or FASB, issued a new credit impairment model, the Current Expected Credit Loss, or CECL model, which became effective January 1, 2023. Under the CECL model, we are required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The measurement of expected credit losses is to be based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement takes place at the time the financial asset is first added to the balance sheet and periodically thereafter. This differs significantly from the "incurred loss" model currently required under GAAP, which delays recognition until it is probable a loss has been incurred. Accordingly, the adoption of the CECL model will materially affect how we determine our allowance for loan losses and could require us to significantly increase our allowance. Moreover, the CECL model may create more volatility in the level of our allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

Operational and Business Risks

We are at risk of increased losses from fraud.

Fraudulent activity has taken many forms, ranging from check fraud, mechanical devices attached to ATM machines, social engineering and phishing attacks to obtain personal information or impersonation of our clients through the use of falsified or stolen credentials and debit card fraud. Additionally, an individual or business entity may properly identify themselves, particularly when banking online, yet seek to establish a business relationship for the purpose of perpetrating fraud. Further, in addition to fraud committed against us, we may suffer losses as a result of fraudulent activity committed against third parties. Increased deployment of technologies, such as chip card technology, defray and reduce aspects of fraud; however, criminals are turning to other sources to steal personally identifiable information, such as unaffiliated healthcare providers and government entities, in order to impersonate the consumer to commit fraud. Many of these data compromises are widely reported in the media. Further, as a result of the increased sophistication of fraud activity, we have increased our spending on systems and controls to detect and prevent fraud. This will result in continued ongoing investments in the future. Nevertheless, these investments may prove insufficient and fraudulent activity could result in losses to us or our customers; loss of business and/or customers; damage to our reputation; the incurrence of additional expenses (including the cost of notification to consumers, credit monitoring and forensics, and fees and fines imposed by the card networks); disruption to our business; our inability to grow our online services or other businesses; additional regulatory scrutiny or penalties; or our exposure to civil litigation and possible financial liability any of which could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by a failure to establish and maintain effective internal controls over financial reporting.

A failure in our internal controls could have a significant negative impact not only on our earnings, but also on the perception that customers, regulators and investors may have of us. We intend to comply with Sarbanes-Oxley Act standards regarding our internal control over financial reporting. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. Any failure to maintain internal controls over financial reporting, or any difficulties that we may encounter in such maintenance, could result in significant deficiencies or material weaknesses, result in material misstatements in our consolidated financial statements and cause us to fail to meet our reporting obligations, each of which could result in a material adverse effect on our business, financial condition or results of operations or an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We continue to devote a significant amount of effort, time and resources to our controls and ensuring compliance with complex accounting standards and regulations. These efforts also include the management of controls to mitigate operational risks for programs and processes across the Company.

In addition, once we exit emerging growth company status by no later than December 31, 2023, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting in subsequent annual reports on Form 10-K. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring our loan and lease portfolio on an ongoing basis, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers or counterparties or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate, incomplete, fraudulent or misleading financial statements, credit reports or other financial or business information, or the failure to receive such information on a timely basis, could result in loan losses, reputational damage or other effects that could have a material adverse effect on our business, financial condition or results of operations.

We participate in a multi-employer non-contributory defined benefit pension plan for both our unionized and non-unionized employees, which could subject us to substantial cash funding requirements in the future.

We are required to make contributions to the Consolidated Retirement Fund, a multi-employer pension plan that covers both our unionized and non-unionized employees. Our multi-employer pension plan expense totaled $6.3 million in 2022. Our obligations may be impacted by the funding status of the plan, the plan's investment performance, changes in the participant demographics, financial stability of contributing employers and changes in actuarial assumptions. In addition, if a participating employer becomes insolvent and ceases to contribute to a multiemployer plan, the unfunded obligation of the plan will be borne by the remaining participating employers. Under current law, an employer that withdraws or partially withdraws from a multi-employer pension plan may incur withdrawal liability to the plan. If, in the future, we choose to withdraw from this multi-employer pension plan, we will likely need to record significant withdrawal liabilities, which could negatively impact our financial performance in the applicable periods.

Climate change and material environmental sustainability may have an effect on the performance of our business operations and asset quality which could adversely affect our financial condition and results of operations.

We are subject to the growing risk of climate change. There is an increasing concern over climate-related risks and material environmental sustainability on the impacts of business operations, asset quality, and earnings. The risks related to the physical impacts of climate change include acute risks which are event-driven such as increased instances of hurricanes, tropical storms, winter storms, freezes, wildfires, tornados, floods, and other large-scale weather catastrophes. Additionally, there are chronic physical risks which are long-term global impacts from rising average temperature and sea levels. Any of these events could disrupt the reliability of our operations and those of our customers, and third party vendors and suppliers. Such events could impair the value of our assets and those assets securing loans and mortgages in our portfolio, and they could lead to fluctuations in the value of our investments. Such events could cause downturns in economic and market conditions generally, which could negatively impact our customers and third party suppliers and vendors and which could have an adverse effect on our business and financial results. Our expenses could increase due to consumer preference changes and increased legislation and regulatory requirements such as those associated with the transition to a low-carbon economy. The potential costs, including strategic planning, litigation due to increased regulatory scrutiny or negative public sentiment, technology expenditures, and losses associated with climate change related risks are difficult to predict and could have a material adverse effect on our business, financial condition and results of operation.

We are exposed to risks related to our PACE financings.

Property Assessed Clean Energy ("PACE") financing is a means of financing energy-efficient upgrades or the installation of renewable energy sources for commercial, industrial and residential properties that are repaid over a selected term through property tax assessments, which are secured by the property itself and paid as an addition to the owners' property tax bills. The unique characteristic of PACE assessments is that the assessment is attached to the property rather than the individual borrower. Active programs for residential PACE financing exist in California, Florida and Missouri. As of December 31, 2022, we had a portfolio of $255.4 million in commercial PACE securities and $656.5 million in residential PACE securities. These securities are pari passu with tax liens and generally have priority over first mortgage liens.

Because PACE financing programs are typically enabled through state legislation and authorized at the local government level, variations between each state's programs may expose us to increased compliance costs and risks. In addition, the Economic Growth, Regulatory Release, and Consumer Protection Act required the CFPB to prescribe regulations relating to residential PACE financings. In March 2019, the CFPB issued an advanced notice of proposed rulemaking, but has not issued a proposed rule. Specifically, the CFPB is contemplating regulations for PACE financing under the ability-to-repay requirements under the Truth in Lending Act, which are currently in place for residential mortgage loans. If final rules are adopted by the CFPB, we may be exposed to increased compliance and regulatory risks related to our residential PACE assessments. If we fail to comply with any final rules adopted by the CFPB, we may face reputational and litigation risks with respect to our PACE assessments.

Our trust and investment management business may be negatively impacted by changes in economic and market conditions and clients may seek legal remedies for investment performance.

Our trust and investment management business may be negatively impacted by changes in general economic and market conditions because the performance of this business is directly affected by conditions in the financial and securities markets. The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, and by the threat, as well as the occurrence of global conflicts, all of which are beyond our control. We cannot assure you that broad market performance will be favorable in the future. Declines in the financial markets or a lack of sustained growth may result in a decline in the performance of our investment management business and may adversely affect the market value and performance of the investment securities that we manage, which could lead to reductions in our investment management fees, because they are based primarily on the market value of the securities we manage, and could lead some of our clients to reduce their assets under our management or seek legal remedies for investment performance. If any of these events occur, the financial performance of our trust and investment management business could be materially and adversely affected.

The investment management contracts we have with our clients are terminable without cause and on relatively short notice by our clients, which makes us vulnerable to short term declines in the performance of the securities under our management.

Like most other companies with an investment management business, our investment management contracts with our clients are typically terminable by the client without cause upon less than 30 days' notice. As a result, even short term declines in the performance of the securities we manage, which can result from factors outside our control such as adverse changes in market or economic conditions or the poor performance of some of the investments we have recommended to our clients, could lead some of our clients to move assets under our management to other asset classes such as broad index funds or treasury securities, or to investment advisors that have investment product offerings or investment strategies different than ours. Therefore, our operating results are heavily dependent on the financial performance of our investment portfolios and the investment strategies we employ in our investment management businesses and even short-term declines in the performance of the investment portfolios we manage for our clients, whatever the cause, could result in a decline in assets under management and a corresponding decline in investment management fees, which would adversely affect our results of operations.

Risks Related to Privacy and Technology

A failure in, or breach of, our operational or security systems or infrastructure, or those of our third-party vendors and other service providers, including as a result of cyber-attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

Our operations rely on the secure processing, storage and transmission of confidential and other sensitive business and consumer information on our computer systems and networks and third-party providers. Under various federal and state laws, we are responsible for safeguarding such information. For example, our business is subject to joint federal bank agency rules, the Gramm-Leach-Bliley Act, the NYDFS cybersecurity regulations, the California Consumer Privacy Act, and the California Privacy Rights Act which, among other things: (i) impose certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) require that we provide certain disclosures to customers and others about our information collection, sharing and security practices and afford customers the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions); (iii) limit retention of customer data; (iv) require notification of certain data breaches; and (v) require that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Ensuring that our collection, use, transfer and storage of personal information complies with all applicable laws and regulations can increase our costs.

In particular, information pertaining to us and our customers is maintained, and transactions are executed, on our networks and systems or those of our customers or third-party partners, such as our online banking or reporting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our customers against fraud and security breaches and to maintain our clients' confidence. While we have not experienced any material breaches of information security, such breaches may occur through intentional or unintentional acts by those having access or gaining access to our systems or our customers' or counterparties' confidential information, including employees. In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our customers and underlying transactions, as well as the technology used by our customers to access our systems. Further, risk of cybersecurity incidents may increase with the political and economic instability or warfare (including the Russia and Ukraine war). We cannot be certain that the security measures we, or processors, have in place to protect this sensitive data will be successful or sufficient to protect against all current and emerging threats designed to breach our systems or those of processors. Although we have developed, and continue to invest in, systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, a breach of our systems, or those of processors, could result in losses to us or our customers; loss of business and/or customers; damage to our reputation; the incurrence of additional expenses (including the cost of notification to consumers, credit monitoring and forensics, and fees and fines imposed by the card networks); disruption to our business; our inability to grow our online services or other businesses; additional regulatory scrutiny or penalties; or our exposure to civil litigation and possible financial liability—any of which could have a material adverse effect on our business, financial condition and results of operations.

We depend on information technology and telecommunications systems of third-party servicers, and systems failures, interruptions or breaches of security involving these systems could have an adverse effect on our operations, financial condition and results of operations.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems, third-party servicers accounting systems and mobile and online banking platforms. We outsource many of our major systems, such as data processing, loan servicing, item/payment processing systems, and online banking platforms. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to process new and renewal loans or to gather deposits and provide customer service and it could compromise our ability to operate effectively, damage our reputation, result in a loss of business and subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations. In addition, failure of third parties to comply with applicable laws and regulations, or fraud, misconduct, or material errors on the part of our employees or employees of any of these third parties could disrupt our operations or adversely affect our reputation.

It may be difficult for us to replace some of our third-party vendors, particularly vendors providing our core banking, debit card services and information services, in a timely manner if they are unwilling or unable to provide us with these services in the future for any reason and even if we are able to replace them, it may be at higher cost or result in the loss of customers. Any such events could have a material adverse effect on our business, financial condition or results of operations.

As a result of financial entities and technology systems becoming more interdependent and complex, a cyber incident, information breach or loss, or technology failure that compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including ourselves. Although we review business continuity and backup plans for our vendors and take other safeguards to support our operations, such plans or safeguards may be inadequate. As a result of the foregoing, our ability to conduct business may be adversely affected by any significant disruptions to us or to third parties with whom we interact.

We must respond to rapid technological changes, and these changes may be more difficult or expensive than anticipated.

We will have to respond to future technological changes. Specifically, if our competitors introduce new banking products and services embodying new technologies, or if new banking industry standards and practices emerge, then our existing product and service offerings, technology and systems may be impaired or become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, then we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. Many of our competitors have substantially greater resources to invest in technological improvements than we do. The financial services industry is changing rapidly, and to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive than we anticipate.

We expect that new technologies and business processes applicable to the banking industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. Because the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to maintain current technology and business processes could cause disruptions in our operations or cause our products and services to be less competitive, all of which could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Our Human Capital

We depend on our executive officers and other key employees, and our ability to attract additional key personnel, to continue the implementation of our long-term business strategy, and we could be harmed by the unexpected loss of their services.

We believe that our continued growth and future success will depend in large part on the skills of our executive officers and other key employees and our ability to motivate and retain these individuals, as well as our ability to attract, motivate and retain qualified senior and middle management and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business strategy may be lengthy. If the services of any of our of key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of operation and future prospects. We may not be successful in retaining our key personnel, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skill, customer relationships, knowledge of our markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. Leadership transitions can be inherently difficult to manage, and inadequate transitions may cause disruptions to our business due to, among other things, diverting management's attention or causing a deterioration in morale.

Our business could suffer if we experience employee work stoppages, union campaigns or other labor difficulties, and efforts by labor unions could divert management attention and adversely affect operating results.

As of December 31, 2022, we had 409 employees, of which approximately 21% are represented by collective bargaining agreements or an employee union. Although we believe that our relationship with our employees is good, and we have not experienced any material work stoppages, work stoppages may occur in the future. Union activities also may significantly increase our labor costs, disrupt our operations and limit our operational flexibility. From time to time, we are subject to unfair labor practice charges, complaints and other legal, administrative and arbitration proceedings initiated against us by unions, the National Labor Relations Board or our employees, which could negatively impact our operating results. In addition, negotiating collective bargaining agreements could divert management attention, which could also adversely affect operating results. On March 11, 2020, we entered into an amended and restated collective bargaining agreement with the Office and Professional Employees International Union, Local 153, AFL-CIO (the "CBA") which expires on June 30, 2023. The CBA was updated to include certain provisions in accordance with law and/or in line with our mission, vision and values, such as (i) expanding the non-discrimination language, (ii) including a lactation provision, (iii) addressing paid family leave, and (iv) reflecting the $20/hour minimum wage and additional raise to each grade accordingly. It also provided for a 3% wage increase effective July 1, 2020, July 1, 2021 and July 1, 2022, respectively.

Capital and Liquidity Risks

We are subject to liquidity risk.

We require liquidity to meet our deposit and debt obligations as they come due. Our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could detrimentally impact our access to liquidity sources include a downturn in the geographic markets in which our loans are concentrated, difficult credit markets, adverse regulatory or judicial actions against labor unions, political organizations or not-for profits, or adverse regulatory actions against us. Our access to deposits may also be affected by the liquidity needs of our depositors, particularly in an inflationary environment where they may be compelled to withdraw deposits in order to cover rising expenses. As a part of our liquidity management, we must ensure we can respond effectively to potential volatility in our customers' deposit balances. For instance, our political campaigns, PACs, and state and national party committee clients totaled $643.6 million in deposits as of December 31, 2022 and may increase or decrease their deposit balances significantly as we approach an election campaign, resulting in short-term volatility in their deposit balances held with us through election cycles. Although we have been able to replace maturing or withdrawn deposits and advances historically as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors or those depositors with a high concentration of deposits sought to withdraw their accounts. We could encounter difficulty meeting a significant deposit outflow which could negatively impact our profitability or reputation. Any long-term decline in deposit funding would adversely affect our liquidity. While we believe our funding sources are adequate to meet any significant unanticipated deposit withdrawal, we may not be able to manage the risk of deposit volatility effectively. A failure to maintain adequate liquidity could materially and adversely affect our business, results of operations or financial condition.

Our business needs and future growth may require us to raise capital, but that capital may not be available or may be dilutive.

Our ability to raise capital will depend on, among other things, conditions in the capital markets, which are outside of our control, and our financial performance. Accordingly, we cannot provide assurance that such capital will be available on terms acceptable to us or at all. Any occurrence that limits our access to capital, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. Any inability to raise capital on acceptable terms when needed could have a material adverse effect on our business, financial condition and results of operations and could be dilutive to both tangible book value and our share price.

In addition, an inability to raise capital when needed may subject us to increased regulatory supervision and the imposition of restrictions on our growth and business. These restrictions could negatively affect our ability to operate or further expand our operations through loan growth, acquisitions or the establishment of additional branches. These restrictions may also result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition, results of operations and our share price.

We may be subject to more stringent capital requirements in the future.

We are subject to regulatory requirements specifying minimum amounts and types of capital that we must maintain. From time to time, the regulators change these regulatory capital adequacy guidelines. If we fail to meet these minimum capital guidelines and other regulatory requirements, we may be restricted in the types of activities we may conduct and we may be prohibited from taking certain capital actions, such as paying dividends and repurchasing or redeeming capital securities.

In particular, the capital requirements applicable to us under the Basel III rules, which became fully phased-in on January 1, 2019 required us to satisfy additional, more stringent, capital adequacy standards. While we expect to meet the requirements of the Basel III rules, we may fail to do so. Failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our financial condition and results of operations. In addition, these requirements could have a negative impact on our ability to lend, grow deposit balances, make acquisitions or make capital distributions in the form of dividends or share repurchases. Higher capital levels could also lower our return on equity.

Risks Related to Our Strategy

We may not be able to implement our growth strategy or manage costs effectively, resulting in lower earnings or profitability.

There can be no assurance that we will be able to continue to grow and to be profitable in future periods, or, if profitable, that our overall earnings will remain consistent or increase in the future. Our growth requires that we increase our loans, assets under management and deposits while managing risks by following prudent loan underwriting standards without increasing interest rate risk, increasing our noninterest expenses or compressing our net interest margin, maintaining more than adequate capital at all times, hiring and retaining qualified employees and successfully implementing strategic initiatives. Even if we are able to increase our interest income, our earnings may nonetheless be reduced by increased expenses, such as additional employee compensation or other general and administrative expenses and increased interest expense on any liabilities incurred or deposits solicited to fund increases in assets. Additionally, if our competitors extend credit on terms we find to pose excessive risks, or at interest rates which we believe do not warrant the credit exposure, we may not be able to maintain our lending volume and could experience deteriorating financial performance. Our inability to manage our growth successfully or to continue to expand into new markets could have a material adverse effect on our business, financial condition or results of operations.

New lines of business, products, product enhancements or services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products or product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances in which the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. For example, several of our competitors have successfully introduced innovative investment management products. The introduction of such new products requires continued innovative efforts on the part of our management and may require significant time and resources as well as ongoing support and investment. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also affect the implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service or system conversion could have a significant impact on the effectiveness of our internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, financial condition or results of operations.

Our ability to maintain our reputation is critical to the success of our business, including our ability to attract and retain customers, and failure to do so may materially adversely affect our performance.

We are a Certified B Corporation TM. The term "Certified B Corporation" does not refer to a particular form of legal entity, but instead refers to companies certified by the B Lab, an independent nonprofit organization, as meeting rigorous standards of social and environmental performance, accountability and transparency. B Labs sets the standards for Certified B Corporation TM certification and may change those standards over time. Our reputation could be harmed if we lose our Certified B Corporation TM status, whether by choice or by our failure to meet B Lab's certification requirements, if that change in status were to create a perception that we are no longer committed to the values shared by Certified B Corporations TM. Likewise, our reputation could be harmed if our publicly reported B Corporation TM score declines, if that were to create a perception that we are less focused on meeting the Certified B Corporation TM standards.

As a fund manager, we continue to engage in stockholder activism, pressing companies to adopt best practices on a range of environmental, social and corporate governance topics. This activism has caused and could cause increased scrutiny over our own environmental, social and corporate governance activities. Any failure, or perceived failure, in our ability to maintain environmental, social and corporate governance best practices could damage our reputation adversely affecting our business, results of operations or financial condition.

Maintaining our reputation also depends on our ability to successfully prevent third-parties from infringing on our brand and associated trademarks. Defense of our reputation and our trademarks, including through litigation, could result in costs adversely affecting our business, results of operations or financial condition.

We face strong competition from other banks and financial institutions and other wealth and investment management firms that could hurt our business.

The banking business is highly competitive, and we experience competition in our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, non-traditional financial-services providers, other financial service businesses, including investment advisory and wealth management firms, mutual fund companies, and securities brokerage and investment banking firms, as well as super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. As customers' preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the Internet and for Fintech, i.e. "non-banks" to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Because of this rapidly changing technology, our future success will depend in part on our ability to address our customers' needs by using technology and to identify and develop new, value-added products for existing and future customers. Failure to do so could impede our time to market, reduce customer product accessibility, and weaken our competitive position. Customer loyalty can be easily influenced by a competitor's products, especially offerings that could provide cost savings or a higher return to the customer. Moreover, this competitive industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation.

Difficulties in obtaining regulatory approval for acquisitions and in combining the operations of acquired entities with the Company's own operations may prevent us from achieving the expected benefits from our acquisitions.

The Company has expanded its business through past acquisitions and may do so in the future. Our ability to complete acquisitions is in many instances subject to regulatory approval, and we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals would be granted. In addition, inherent uncertainties exist when integrating the operations of an acquired entity, including in ability to fully achieve the Company's strategic objectives and planned operating efficiencies in an acquisition, disruption of the Company's business and diversion of management's time and attention and exposure to unknown or contingent liabilities of acquired entities.

Legal, Accounting, Regulatory, and Compliance Risks

Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition.

Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition. From time to time, the FASB changes the financial accounting and reporting standards that govern the preparation of our financial statements. As a result of such changes, whether promulgated or required by the FASB or other regulators, we could be required to change certain of the assumptions or estimates we have previously used in preparing our financial statements, which could negatively affect how we record and report our results of operations and financial condition generally. Furthermore, once we exit emerging growth company status, by no later than December 31, 2023, we will no longer be able to rely on Section 107 of the JOBS Act, which currently provides us with an extended transition period for complying with new or revised accounting standards affecting public companies until they would apply to private companies.

Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner in which to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. The critical accounting policies include the ALLL. Because of the uncertainty of estimates involved in this matters, we may be required to significantly increase the allowance or sustain loan losses that are significantly higher than the reserve provided. Any of these could have a material adverse effect on our business, financial condition or results of operations. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

The banking industry is heavily regulated and that regulation, together with any future legislation or regulatory changes, could limit or restrict our activities and adversely affect our operations or financial results.

We operate in an extensively regulated industry and we are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. The Company is subject to Federal Reserve regulations, and the Bank is subject to regulation, supervision and examination by the FDIC and the NYDFS. Our compliance with banking regulations is costly and restricts some of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our business. If, as a result of an exam, a banking agency were to determine that the financial condition, capital adequacy, asset quality, asset concentration, earnings prospects, management, liquidity sensitivity to market risk or other aspects of any of our operations has become unsatisfactory, or that we or our management are in violation of any law or regulation, the banking agency could take a number of different remedial actions as it deems appropriate.

Furthermore, our regulators also have the ability to compel us to take certain actions, or restrict us from taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies (such as a memorandum of understanding, a written supervisory agreement or a cease and desist order), civil money penalties or damage to our reputation, all of which could have a material adverse effect on our business, financial condition or results of operations.

Our trust and investment management businesses are highly regulated.

Through our investment management division, we provide investment management, custody, safekeeping and trust services to institutional clients. These products and services require us to comply with a number of regulations issued by the Department of Labor, the Employee Retirement Income Security Act, the FDIC Statement of Principles of Trust Department Management, and federal and state securities regulators.

Our failure to comply with applicable laws or regulations could result in fines, suspensions of individual employees, litigation, or other sanctions. Any such failure could have an adverse effect on our reputation and could adversely affect our business, financial condition, results of operations or prospects.

The Federal Reserve may require us to commit capital resources to support the Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, we could be required to provide financial assistance to the Bank if the Bank experiences financial distress.

A capital injection may be required at times when we do not have the resources to provide it, and therefore we may be required to borrow the funds. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company's cash flows, financial condition, results of operations and prospects.

We face a risk of noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations and corresponding enforcement proceedings.

The federal Bank Secrecy Act, the PATRIOT Act and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs, and to file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and IRS. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. Federal and state bank regulators also focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we may acquire are deficient, we would be subject to liability, including fines, and regulatory actions such as restrictions on our ability to pay dividends and engage in acquisitions, which would negatively impact our business, financial condition and results of operations. In recent years, sanctions that the regulators have imposed on banks that have not complied with all requirements have been especially severe. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the Community Reinvestment Act and federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

The Community Reinvestment Act ("CRA"), the Equal Credit Opportunity Act and the Fair Housing Act impose nondiscriminatory lending requirements on financial institutions. The FDIC, the NYDFS, the Department of Justice, and other federal and state agencies are responsible for enforcing these laws and regulations. There are proposed revisions to the CRA, which could affect our compliance obligations. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the CRA and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisitions and expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

Our financial condition may be affected negatively by the costs of litigation.

In difficult market conditions, the volume of claims and amount of damages sought in litigation and investigations against financial institutions have historically increased. We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. In many cases, we may seek reimbursement from our insurance carriers to cover such costs and expenses. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms, if at all.

From time to time we are, or may become, involved in suits, legal proceedings, information-gatherings, investigations and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of the banking business involve a substantial risk of legal liability. From time to time, we are, or may become, the subject of information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, self-regulatory agencies, and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way we conduct our business or reputational harm.

Risks Related to Our Common Stock

Because we are an emerging growth company and because we have decided to take advantage of certain exemptions from various reporting and other requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

We qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, but we expect to exit this status by no later than December 31, 2023, which is the last day of the fiscal year in which the fifth anniversary of our initial public offering on August 13, 2018. For as long as we remain an emerging growth company, we will have the option to take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including (i) we are exempt from the requirements to obtain an attestation and report from our auditors on management's assessment of our internal control over financial reporting under the Sarbanes-Oxley Act; (ii) we are permitted to have less extensive disclosure about our executive compensation arrangements; and (iii) we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements (although we intend to do so).

Once we exit emerging growth company status, we will no longer be able to rely on these exemptions. Until then, we may continue to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we continue to qualify as an emerging growth company. It is possible that some investors could find our common stock less attractive because we may take advantage of these exemptions. If some investors find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be more volatile.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock. As an example, we are not required to implement CECL until 2023. As a result, any impact on our financial statements could be delayed compared to other public companies. We cannot predict if investors will find our common stock less attractive because we rely on this exemption. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our ability to pay dividends is subject to regulatory limitations and the Bank's ability to pay dividends to us is also subject to regulatory limitations.

The Company is a bank holding company that conducts substantially all of its operations through the Bank. As a result, our ability to make dividend payments on our common stock depends primarily on certain federal regulatory considerations and the receipt of dividends and other distributions from the Bank. As is the case with all financial institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates, and in economic conditions in general.

Holders of our common stock are only entitled to receive such cash dividends as our Board of Directors may declare out of funds legally available for such payments. Although we currently expect to continue to pay quarterly dividends, any future determination relating to our dividend policy will be made by our Board of Directors and will depend on a number of factors. Any actual determination relating to our dividend policy and the declaration of future dividends will be made, subject to applicable law and regulatory approvals, by our Board of Directors and will depend on a number of factors, including: (i) our historical and projected financial condition, liquidity and results of operations, (ii) our capital levels and needs, (iii) tax considerations, (iv) any acquisitions or potential acquisitions that we may examine, (v) statutory and regulatory prohibitions and other limitations, (vi) the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends, (vii) general economic conditions and (viii) other factors deemed relevant by our Board of Directors. The Board of Directors may determine not to pay any cash dividends at any time. There can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends. For more information, see "*Cautionary Note Regarding Forward-Looking Statements*" and "*Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities —Dividend Policy.*"

We have several significant investors whose individual interests may differ from yours.

A significant percentage of our common stock is currently held by investment funds affiliated with an amalgamation of Workers United and numerous joint boards, locals or similar organizations authorized under the constitution of Workers United (the "Workers United Related Parties"). Workers United Related Parties own approximately 41% of our common stock. Significant stockholders will have a greater ability than our other stockholders to influence the election of directors and the potential outcome of other matters submitted to a vote of our stockholders, including mergers and acquisition transactions, amendments to our certificate of incorporation and bylaws, and other extraordinary corporate matters. The interests of these investors could conflict with the interests of our other stockholders, and any future transfer by these investors of their shares of common stock to other investors who have different business objectives could adversely affect our business, results of operations, financial condition, prospects or the market value of our common stock.

Workers United Related Parties have also entered into agreements with us that contain certain provisions, including, among others, provisions relating to our governance, information rights, tag-along rights, board designation rights, and certain board and stockholder approval rights. Additionally, Workers United Related Parties have entered into agreements with us that provide certain registration rights under existing registration rights agreements, and in the case of the Workers United Related Parties, the establishment of an advisory board.

Transfers of our common stock owned by the Workers United Related Parties could adversely impact your rights as a stockholder and the market price of our common stock.

The Workers United Related Parties may transfer all or part of the shares of our common stock that they own, without allowing you to participate or realize a premium for any investment in our common stock, or distribute shares of our common stock that it owns to their members. Sales or distributions by the Workers United Related Parties of such common stock could adversely impact prevailing market prices for our common stock.

Additionally, a sale of common stock by the Workers United Related Parties to a third party could adversely impact the market price of our common stock and our business, financial condition and results of operations. For example, a change in control caused by the sale of our shares by the Workers United Related Parties may result in a change of management decisions and business policy.

Shares of our common stock are subject to dilution.

As of December 31, 2022, we had 30,700,198 shares of common stock issued and outstanding. Under our certificate of incorporation, our Board of Directors and subject to any limitations under applicable laws or the rules of The Nasdaq Global Market, we may issue up to 39,299,802 additional shares of our common stock, which authorized amount could be increased by a vote of a majority of our outstanding shares. We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the value of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

As of December 31, 2022, our three branch offices in New York City, one branch office in Washington, D.C., one branch office in San Francisco, and one commercial office in Boston are leased. We believe that our current facilities are adequate to meet our present and foreseeable needs, subject to possible future expansion.

We lease 133,276 square feet in a building located at 275 Seventh Avenue, New York, New York 10001 that serves as our corporate headquarters.

Item 3. Legal Proceedings.

We are subject to certain pending and threatened legal proceedings that arise out of the ordinary course of business. Additionally, we, like all banking organizations, are subject to regulatory examinations and investigations. Based upon management's current knowledge, following consultation with legal counsel, in the opinion of management, there is no pending or threatened legal matter that would result in a material adverse effect on our consolidated financial condition or results of operation, either individually or in the aggregate.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Holders of Record

Our common stock is listed on The NASDAQ Global Market under the symbol "AMAL." As of December 31, 2022, we had 30,700,198 shares of common stock outstanding and approximately 200 stockholders of record.

Dividend Policy

Before the Reorganization, the Bank had paid a cash dividend to holders of its common stock quarterly since its initial public offering in August 2018. Following the Reorganization, we intend to continue paying a quarterly cash dividend of $0.10 per share on our common stock, although we may elect not to pay dividends or to change the amount of such dividends. Any actual determination relating to our dividend policy and the declaration of future dividends will be made, subject to applicable law and regulatory approvals, by our Board of Directors and will depend on a number of factors, including: (1) our historical and projected financial condition, liquidity and results of operations, (2) our capital levels and needs, (3) tax considerations, (4) any acquisitions or potential acquisitions that we may examine, (5) statutory and regulatory prohibitions and other limitations, (6) the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends, (7) general economic conditions and (8) other factors deemed relevant by our Board of Directors.

The Company is a legal entity separate and distinct from the Bank. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company generally should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality, and overall financial condition. The Federal Reserve has also indicated that a bank holding company should not maintain a level of cash dividends that places undue pressure on the capital of its bank subsidiaries, or that can be funded only through additional borrowings or other arrangements that undermine the bank holding company's ability to act as a source of strength. As a Delaware public benefit corporation, we are also subject to certain restrictions on dividends under the DGCL. Generally, a Delaware corporation may only pay dividends either out of surplus or out of the current or the immediately preceding year's net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value.

We pay cash dividends to our stockholders from our assets, which are provided primarily by dividends paid to the Company by our Bank. Certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. Federal bank regulators have stated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current earnings. The FDIC's prompt corrective action regulations also prohibit depository institutions, such as the Bank, from making any "capital distribution," which includes any transaction that the FDIC determines, by order or regulation, to be "in substance a distribution of capital," unless the depository institution will continue to be at least adequately capitalized after the distribution is made. Pursuant to these provisions, it is possible that the FDIC would seek to prohibit the payment of dividends from the Bank to the Company if we failed to maintain a status of at least adequately capitalized. The New York Banking Law contains similar provisions.

There can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends. See "*Cautionary Note Regarding Forward- Looking Statements*" and "*Supervision and Regulation—Amalgamated Financial Corp.— Capital Requirements and Payment of Dividends*" and "*Supervision and Regulation—Amalgamated Bank—Payment of Dividends.*"

Stock Performance Graph

The following stock performance graph compares the cumulative total shareholder returns for the Company's common stock, KBW Bank Index and the KBW Regional Bank Index for the periods indicated. The graph assumes that an investor originally invested $100 in shares of the Bank's common stock at its closing price on August 8, 2018, the first day that the Company's shares were traded, and assumes reinvestment of dividends and other distributions to stockholders. The following stock performance graph and related information shall not be deemed to be "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any future filings under the Exchange Act, except to the extent we specifically incorporate it by reference into such filing. The stock performance graph represents past performance and should not be considered an indication of future performance.



	Cumulative Total Returns Period Ending								
	8/9/18	**12/31/18**	**12/31/19**	**12/31/20**	**12/31/21**	**3/31/22**	**6/30/22**	**9/30/22**	**12/31/22**
Amalgamated	$ 100.00 $	118.54 $	120.00 $	87.03 $	108.30 $	116.60 $	128.86 $	147.52 $	151.36
KBW Bank Index	100.00	78.50	106.86	95.84	132.60	125.29	102.72	98.26	104.23
KBW Regional Bank Index	100.00	77.81	96.38	88.01	120.27	117.65	103.55	107.63	111.94

Repurchases of Equity Securities

There were no purchases of our common stock during the three months ended December 31, 2022 by or on behalf of the Company or any "affiliate purchaser" as defined in Rule 10b-18(a)(3) under the Exchange Act. There were 29,572 shares withheld by the Company during the three months ended December 31, 2022 to cover the cost of options and to pay the taxes associated with the vesting of stock options.

Effective April 13, 2021, our Board of Directors authorized a share repurchase program authorizing the repurchase of up to $10 million of our outstanding common stock over the next one-year period. Effective February 22, 2022, our Board of Directors approved an increase to the share repurchase program authorizing the repurchase of an aggregate amount up to $40 million of our outstanding common stock. The authorization did not require us to acquire any specified number of shares and can be suspended or discontinued without prior notice. Under this authorization, $12.5 million of common stock were purchased during the year ended December 31, 2022. The approximate dollar value that may yet to be purchased under the plans or programs is $24.6 million.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

The following is a discussion of our consolidated financial condition as of December 31, 2022, as compared to December 31, 2021, and our results of operations for the years ended December 31, 2022, December 31, 2021, and December 31, 2020. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from our consolidated financial statements and is intended to provide insight into our results of operations and financial condition. This discussion and analysis is best read in conjunction with our consolidated financial statements and related notes as well as the financial and statistical data appearing elsewhere in this report. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate results of operations for any future periods.

This discussion generally focuses on 2022 and 2021 results and year-to-year comparisons between 2022 and 2021. Discussions of 2020 results and year-to-year comparisons between 2021 and 2020 can be found in the Management's Discussion and Analysis located in Part II, Item 7 of our annual report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 11, 2022.

In addition to historical information, this discussion includes certain forward-looking statements regarding business matters and events and trends that may affect our future results. For additional information regarding forward-looking statements and our related cautionary disclosures, see the "*Cautionary Note Regarding Forward-Looking Statements*" beginning on page ii of this report.

In this discussion, unless the context indicates otherwise, references to "we," "us," and "our" refer to the Company and the Bank. However, if the discussion relates to a period before the Effective Date of our Reorganization, the terms refer only to the Bank.

Overview

Our business

Amalgamated Financial Corp., a Delaware public benefit corporation was formed on August 25, 2020 to serve as the holding company for the Bank, which was formed in 1923 as Amalgamated Bank of New York by the Amalgamated Clothing Workers of America, one of the country's oldest labor unions. On March 1, 2021 (the "Effective Date"), the Company acquired all of the outstanding stock of the Bank and the Bank became the sole subsidiary of the Company. Although we are no longer majority union-owned, The Amalgamated Clothing Workers of America's successor, Workers United, an affiliate of the Service Employees International Union that represents workers in the textile, distribution, food service and gaming industries, remains a significant stockholder, holding approximately 41% of our equity as of December 31, 2022. As of December 31, 2022, our total assets were $7.84 billion, our total loans, net of deferred fees and allowance were $4.06 billion, our total deposits were $6.60 billion, and our stockholders' equity was $509.0 million. As of December 31, 2022, our trust business held $38.08 billion in assets under custody and $13.44 billion in assets under management.

We offer a complete suite of commercial and retail banking, investment management and trust and custody services. Our commercial banking and trust businesses are national in scope and we also offer a full range of products and services to both commercial and retail customers through our three branch offices across New York City, one branch office in Washington, D.C., one branch office in San Francisco, one commercial office in Boston and our digital banking platform. Our corporate divisions include Commercial Banking, Trust and Investment Management and Consumer Banking. Our product line includes residential mortgage loans, C&I loans, CRE loans, multifamily mortgages, consumer loans (predominantly residential solar) and a variety of commercial and consumer deposit products, including non-interest bearing accounts, interest-bearing demand products, savings accounts, money market accounts and certificates of deposit. We also offer online banking and bill payment services, online cash management, safe deposit box rentals, debit card and ATM card services and the availability of a nationwide network of ATMs for our customers.

We currently offer a wide range of trust, custody and investment management services, including asset safekeeping, corporate actions, income collections, proxy services, account transition, asset transfers, and conversion management. We also offer a broad range of investment products, including both index and actively-managed funds spanning equity, fixed-income, real estate and alternative investment strategies to meet the needs of our clients. Our products and services are tailored to our target customer base that prefers a financial partner that is socially responsible, values-oriented and committed to creating positive change in the world. These customers include advocacy-based non-profits, social welfare organizations, national labor unions, political organizations, foundations, socially responsible businesses, and other for-profit companies that seek to ensure their profit-making activities align for the benefit of all their stakeholders. In 2021, we introduced ResponsiFunds which are ESG impact products designed to align our clients' investment growth goals with their organizational values.

Our goal is to be the go-to financial partner for people and organizations who strive to make a meaningful impact in our society and who care about their communities, the environment, and social justice. The growth of our business is fundamental to our social mission and how we deliver impact and value for our stakeholders. The Company has obtained B Corporation™ certification, a distinction earned after being evaluated under rigorous standards of social and environmental performance, accountability, and transparency. The Company is also the largest of twelve commercial financial institutions in the United States that are members of the Global Alliance for Banking on Values, a network of banking leaders from around the world committed to advancing positive change in the banking sector. Over the course of 2021, we were recognized for our leadership on the global stage for our work on climate change with governance positions in the United Nations convened Net Zero Banking Alliance and the Global Partnership for Carbon Accounting Financials and an advisory role for the Glasgow Finance Alliance for Net Zero. In 2022, our application to the International Standards Organization for a new merchant category code for gun and ammunition stores was approved, which will help in creating new tools that all financial institutions must now use to begin detecting and reporting suspicious activity associated with gun trafficking and mass shootings to the Financial Crimes Enforcement Network, the government agency charged with safeguarding the financial system from illicit use.

Critical Accounting Estimates

Our consolidated financial statements are prepared based on the application of generally accepted accounting policies ("GAAP") in the United States, or GAAP, the most significant of which are described in Note 1 of our audited consolidated financial statements, starting on page 83 of this report. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. In particular, management has identified accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical in understanding our financial statements. Management has presented the application of these policies to the Audit Committee of our Board of Directors.

The following is a discussion of the critical accounting policies and significant estimates that require us to make complex and subjective judgments. Additional information about these policies can be found in Note 1 of our consolidated financial statements, which begin on page 83 of this report.

Allowance for loan losses

We maintain an allowance for loan and lease losses ("allowance") at a level we believe is sufficient to absorb probable incurred losses in our loan portfolio. Management determines the adequacy of the allowance based on periodic evaluations of the loan portfolio and other factors, including past loss experience, the results of our ongoing loan grading process, the amount of past due and nonperforming loans, legal requirements, recommendations or requirements of regulatory authorities, and current economic conditions. These evaluations are inherently subjective as they require management to make material estimates, all of which may be susceptible to significant change. Actual losses in any year may exceed allowance amounts. The allowance is increased by provisions charged to expense and decreased by provisions released from expense or by actual charge-offs, net of recoveries or previous amounts charged-off.

In accordance with the accounting guidance for business combinations, there was no allowance brought forward on any of the loans we acquired in our acquisition of New Resource Bank ("NRB") in 2018. For purchased non-credit impaired loans, credit and interest rate discounts representing the principal losses expected over the life of the loan are a component of the initial fair value and the total combined discount is accreted to interest income over the life of the loan. Subsequent to the acquisition date, the method used to evaluate the sufficiency of the discount is similar to organic loans, and if necessary, additional reserves are recognized in the allowance.

Our allowance consists of specific and general components. The specific components relate to loans that are individually classified as impaired. Once a loan is deemed to be impaired, we follow guidelines set forth in Accounting Standards Codification ("ASC") No. 310. For loans secured by CRE, we use collateral value as the basis for determining the size of the impairment. Accruing TDRs are generally evaluated based on the cash flow of the property with any shortfall in the stabilized value of the property charged off. We then compare that balance to the 'as is' appraisal value and hold any shortfall as an allowance. Non-accruing loans (TDRs or otherwise) are generally considered collateral dependent via sale of the asset, and we apply the "as is" appraisal less expected cost to sell with any shortfall charged off. For C&I loans, we generally use discounted cash flow as the basis for determining the size of the impairment and any shortfall is held as a specific reserve.

The general component relates to loans that are not impaired and not individually evaluated. Loans in the general component are grouped into the following pools:

- CRE loans;
- multi-family loans;
- construction and land loans;
- C&I;
- consumer/small business/solar;
- purchased student loans;
- purchased Government Guaranteed loans
- legacy purchased HELOCs and one-to-four family residential real estate loans;
- HELOCs and one-to-four family residential real estate loans originated by us; and
- recently purchased one-to-four family residential real estate loans.

Commercial loans are further segmented by risk rating: pass, special mention, accruing substandard, non-accruing substandard, and doubtful. We use a historical lookback period to determine loss rates based on our own loss experiences, or, if there is insufficient data, through proxy data. The current lookback period starts in 2010, the earliest time that we have relevant data. Additionally, we apply an estimated loss emergence period (the "LEP") to recognize that an event may have already occurred that has yet to manifest itself as a deterioration in the credit that may eventually lead to a loss. There are three components to the LEP: (1) observable—the observed time from a downgrade or delinquency to a loss; (2) known pre-emergence period—the time from when information becomes available until a downgrade is recorded; and (3) unknown period—the time between when an event (e.g. loss of income source) occurred until it becomes known and impacts the financial situation of the borrower. We also consider qualitative factors that mirror nine environmental factors suggested by the 2006 Interagency Policy Statement on the Allowance for Loan and Lease Losses. These factors are reviewed each quarter using empirical data, where it is available and relevant, to guide management's judgment to set the level and direction of risk for each factor. The maximum size is determined quarterly by looking at the current loss coverage of the allowance against the historical maximum loss rates during the look back period. We update the loss factors quarterly and the LEP has historically been updated on an annual basis, or as needed. We do not use an unallocated allowance. Together, the quantitative and qualitative reserves form the general component of the allowance. Our allowance is heavily weighted to the general allowances for pools of loans, ASC 450-20, which incorporate quantitative adjustments (e.g., historical loan loss rates) and qualitative adjustments (e.g., portfolio growth and trends, credit concentrations, economic and regulatory factors, etc.). This is a function of the dynamic lookback period, which expands from 2010 and is designed to capture a full credit cycle, and the 'accordion feature' of the qualitative scale. The current range of possible outcomes for the qualitative allowance is $8 million to $48 million and at year-end 2022, our qualitative allowance is $19.4 million.

Based on management's determination, the overall level of allowance is periodically adjusted to account for the inherent and specific risks within the entire portfolio. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses available information to recognize losses on loans, future additions or reductions in the allowance may be necessary due to changes in one or more evaluation factors, such as management's assumptions as to rates of default, loss or recoveries, or management's intent with regard to disposition or cure options. The amount of the allowance is also affected by the size and composition of the loan portfolio. Based on this assessment, the allowance is adjusted each quarter. The allowance reflects management's best estimate of the losses that are inherent in the loan portfolio at the balance sheet date. A shift in lending strategy may also warrant a change in the allowance due to a changing credit profile. In addition, various regulatory agencies review our allowance and may require us to recognize additions to, or charge-offs against, the allowance based on their judgment about information available to them at the time of their examination.

There are several controls around the allowance to insure an adequate, precise, and supportable value. We start with a separation of duties. There is a Process Owner who calculates the allowance and incorporates process controls to insure that all balances are accounted for and the overall accuracy of the data. Next, there is a Control Owner that performs separate controls to confirm the data, calculations, and results. We also have the ALLL Management Committee comprised of the Deputy Chief Credit Risk Officer, Chief Financial Officer, Chief Accounting Officer, and Chief Risk Officer who review the totality of the ALLL, assumptions, data, controls and offers creditable challenges. The ALLL Management Committee compares the ALLL to our peers, historic results, and current expectations and then approves the ALLL. The Credit Policy Committee thereafter reviews the ALLL, any changes from the prior quarter, and ratifies the ALLL.

Recently Issued Accounting Pronouncements

See Note 2 of our consolidated financial statements, which are included beginning on page 89 of this report for a discussion of recently issued accounting pronouncements that have been or will be adopted by us that will require enhanced disclosures in our financial statements in future periods.

Impact of Inflation and Changing Prices

Our consolidated financial statements have been prepared in accordance with GAAP, which requires us to measure financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession generally are not considered. The primary effect of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, our assets and liabilities are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant effect on our performance than will the effect of changing prices and inflation in general. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond our control, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities. For more information about how we evaluate interest rate risk, please see the section entitled "*Quantitative and Qualitative Disclosures about Market Risk – Evaluation of Interest Rate Risk.*"

Results of Operations

General

Our results of operations depend substantially on net interest income, which is the difference between interest income on interest-earning assets, consisting primarily of interest income on loans, investment securities and other short-term investments and interest expense on interest-bearing liabilities, consisting primarily of interest expense on deposits and borrowings. Our results of operations are also dependent on non-interest income, consisting primarily of income from Trust Department fees, service charges on deposit accounts, net gains on sales of investment securities and income from bank-owned life insurance ("BOLI"). Other factors contributing to our results of operations include our provisions for loan losses, income taxes, and non-interest expenses, such as salaries and employee benefits, occupancy and depreciation expenses, professional fees, data processing fees and other miscellaneous operating costs.

Net income for the year ended December 31, 2022 was $81.5 million, or $2.61 per average diluted share, compared to $52.9 million, or $1.68 per average diluted share, for the same period in 2021. The $28.6 million increase was primarily due to net interest income which increased by $65.5 million, offset by an increase in the provision for loan losses of $15.3 million, a decrease of non-interest income of $4.5 million, an increase in non-interest expense of $8.3 million, and an increase in income tax expense of $8.9 million. Additional discussion of our provision for loan losses is included in "*Provision for Loan Losses"* below.

Net Interest Income

Net interest income, representing interest income less interest expense, is a significant contributor to our revenues and earnings. We generate interest income from interest, dividends and prepayment fees on interest-earning assets, including loans, investment securities and other short-term investments. We incur interest expense from interest paid on interest-bearing liabilities, including interest-bearing deposits, FHLBNY advances and other borrowings. To evaluate net interest income, we measure and monitor (i) yields on our loans and other interest-earning assets, (ii) the costs of our deposits and other funding sources, (iii) our net interest spread and (iv) our net interest margin. Net interest spread is equal to the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is equal to the annualized net interest income divided by average interest-earning assets. Because non-interest-bearing sources of funds, such as non-interest-bearing deposits and stockholders' equity, also fund interest-earning assets, net interest margin includes the benefit of these non-interest-bearing sources.

Changes in the market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and non-interest-bearing liabilities, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income.

The following table sets forth information related to our average balance sheet, average yields on assets, and average costs of liabilities for the periods indicated:

(In thousands)	Year Ended December 31,								
	2022			2021			2020		
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
Interest-earning assets:									
Interest-bearing deposits in banks	$ 258,214	$ 2,186	0.85 %	$ 521,681	$ 651	0.12 %	$ 371,112	$ 697	0.19 %
Securities and FHLBNY stock	3,391,056	106,417	3.14 %	2,461,661	54,615	2.22 %	1,834,384	47,046	2.56 %
Resell agreements	182,304	4,237	2.32 %	138,833	1,942	1.40 %	56,440	769	1.36 %
Total loans, net [1][2]	3,615,437	145,649	4.03 %	3,180,093	123,318	3.88 %	3,527,261	141,983	4.03 %
Total interest-earning assets	7,447,011	258,489	3.47 %	6,302,268	180,526	2.86 %	5,789,197	190,495	3.29 %
Non-interest-earning assets:									
Cash and due from banks	7,126			7,853			25,220		
Other assets	273,028			259,718			229,825		
Total assets	$ 7,727,165			$ 6,569,839			$ 6,044,242		
Interest-bearing liabilities:									
Savings, NOW and money market deposits	$ 2,981,688	$ 10,069	0.34 %	$ 2,622,584	$ 4,788	0.18 %	$ 2,297,841	$ 7,303	0.32 %
Time deposits	195,030	987	0.51 %	248,507	1,035	0.42 %	335,433	3,149	0.94 %
Total deposits	3,176,718	11,056	0.35 %	2,871,091	5,823	0.20 %	2,633,274	10,452	0.40 %
FHLBNY advances	114,521	4,738	4.14 %	123	—	0.00 %	1,585	27	1.70 %
Other Borrowings	86,205	2,855	3.31 %	12,575	399	3.17 %	—	—	0.00 %
Total interest-bearing liabilities	3,377,444	18,649	0.55 %	2,883,789	6,222	0.22 %	2,634,859	10,479	0.40 %
Non-interest-bearing liabilities:									
Demand and transaction deposits	3,746,152			3,017,621			2,798,105		
Other liabilities	82,931			116,256			102,282		
Total liabilities	7,206,527			6,017,666			5,535,247		
Stockholders' equity	520,638			552,173			508,995		
Total liabilities and stockholders' equity	$ 7,727,165			$ 6,569,839			$ 6,044,242		
Net interest income / interest rate spread		$ 239,840	2.92 %		$ 174,304	2.64 %		$ 180,016	2.89 %
Net interest-earning assets / net interest margin	$ 4,069,567		3.22 %	$ 3,418,479		2.77 %	$ 3,154,338		3.11 %
Total Cost of Deposits			0.16 %			0.10 %			0.19 %

[1] Amounts are net of deferred origination costs (fees) and the allowance for loan losses and includes loans held for sale
[2] Income and yield includes prepayment penalty income in December YTD 2022 of $1.7 million, December YTD 2021 of $1.7 million, and December YTD 2020 of $4.1 million.

Net interest income was $239.8 million for the year ended December 31, 2022, compared to $174.3 million for the same period in 2021. This increase of $65.5 million was primarily attributable to continued loan growth and higher average securities balances, as well as increases in yields earned on securities and loans. These impacts are partially offset by an increase in the average balances of deposits and other interest-bearing liabilities, as well as an increase in the cost of funds.

Net interest spread was 2.92% for the year ended December 31, 2022, compared to 2.64% for the same period in 2021, an increase of 28 basis points. Our net interest margin was 3.22% for the year ended December 31, 2022, an increase of 45 basis points from 2.77% in the same period in 2021. This was largely due to the continued loan growth and higher average balances of securities, as well as increase in yields earned on loans and securities outpacing the increase in the cost of funds.

The yield on average earning assets was 3.47% for the year ended December 31, 2022, compared to 2.86% for the same period in 2021, an increase of 61 basis points. This increase was driven primarily by an increase in yields on loans and securities due to a increase in the Federal Funds rate. The Federal Funds rate began a series of increases in March 2022, with a total increase of 450 basis points during the calendar year 2022.

The average rate on interest-bearing liabilities was 0.55% for the year ended December 31, 2022, an increase of 33 basis points from the same period in 2021, which was primarily due to an increase in the rate paid due to the increase in the Federal Funds rate, as well the increased use of short-term borrowings. Non-interest-bearing deposits represented 54% of average deposits for the year ended December 31, 2022, contributing to a total cost of deposits of 16 basis points in 2022.

Rate-Volume Analysis

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in weighted average interest rates. The table below presents the effect of volume and rate changes on interest income and expense. Changes in volume are changes in the average balance multiplied by the previous period's average rate. Changes in rate are changes in the average rate multiplied by the average balance from the previous period. The net changes attributable to the combined impact of both rate and volume have been allocated proportionately to the changes due to volume and the changes due to rate:

	Year Ended December 31, 2022 over December 31, 2021		
		Changes Due To	
(In thousands)	Volume	Rate	Net Change
Interest-earning assets:			
Interest-bearing deposits in banks	$ (1,213)	$ 2,748	$ 1,535
Securities and FHLBNY stock	25,037	26,765	51,802
Resell Agreements	862	1,433	2,295
Total loans, net	17,058	5,273	22,331
Total interest income	41,744	36,219	77,963
Interest-bearing liabilities:			
Savings, NOW and money market deposits	1,076	4,205	5,281
Time deposits	(243)	195	(48)
Total deposits	833	4,400	5,233
FHLBNY advances	2,368	2,370	4,738
Other Borrowings	2,340	116	2,456
Total borrowings	4,708	2,486	7,194
Total interest expense	5,541	6,886	12,427
Change in net interest income	$ 36,203	$ 29,333	$ 65,536

(In thousands)	Year Ended December 31, 2021 over December 31, 2020				
	Volume		Changes Due To Rate		Net Change
Interest-earning assets:					
Interest-bearing deposits in banks	$	227	$ (273)	$	(46)
Securities and FHLBNY stock		15,183	(7,615)		7,568
Resell Agreements		1,151	23		1,174
Total loans, net		(13,784)	(4,881)		(18,665)
Total interest income		2,777	(12,746)		(9,969)
Interest-bearing liabilities:					
Savings, NOW and money market deposits		664	(3,179)		(2,515)
Time deposits		(466)	(1,648)		(2,114)
Total deposits		198	(4,827)		(4,629)
FHLBNY advances		—	(27)		(27)
Other Borrowings		199	200		399
Total borrowings		199	173		372
Total interest expense		397	(4,654)		(4,257)
Change in net interest income	$	2,380	$ (8,092)	$	(5,712)

Provision for Loan Losses

We establish an allowance for loan losses through a provision for loan losses charged as an expense in our Consolidated Statements of Income. The provision for loan losses is the amount of expense that, based on our judgment, is required to maintain the allowance at an adequate level to absorb probable incurred losses inherent in the loan portfolio at the balance sheet date and that, in management's judgment, is appropriate under GAAP. Our determination of the amount of the allowance and corresponding provision for loan losses considers ongoing evaluations of the credit quality and level of credit risk inherent in our loan portfolio, levels of nonperforming loans and charge-offs, statistical trends and economic and other relevant factors. The allowance is increased by provisions charged to expense and decreased by recoveries of provisions released from expense or by actual charge-offs, net of recoveries on prior loan charge-offs. In accordance with accounting guidance for business combinations, we recorded all loans acquired in the NRB acquisition at their estimated fair value at the date of acquisition with no carryover of the related allowance.

Provision for loan losses totaled an expense of $15.0 million for the year ended December 31, 2022, compared to a recovery of $0.3 million for the same period in 2021. The provision for the year ended December 31, 2022 was primarily driven by higher loan balances and increases in qualitative factors, offset by charge-offs primarily related to our focus on reducing nonperforming assets.

For a further discussion of the allowance, see "*Allowance for Loan Losses*" below.

Non-Interest Income

Our non-interest income includes Trust Department fees, which consist of fees received in connection with investment advisory and custodial management services of investment accounts, service fees charged on deposit accounts, income on BOLI, gain or loss on sales of securities, sales of loans, and other real estate owned, income from equity method investments, and other income.

The following table presents our non-interest income for the periods indicated:

		Year Ended December 31,				
(In thousands)		**2022**		**2021**		**2020**
Trust Department fees	$	14,449	$	13,352	$	15,222
Service charges on deposit accounts		10,999		9,355		9,201
Bank-owned life insurance		3,868		2,388		3,085
Gain (loss) on sale of securities		(3,637)		649		1,605
Gain (loss) on sale of loans, net		(610)		1,887		2,520
Loss on other real estate owned, net		(168)		(407)		(482)
Equity method investments income (loss)		(2,773)		150		7,411
Other		1,769		1,015		2,042
Total non-interest income	$	23,897	$	28,389	$	40,604

Non-interest income was $23.9 million for the year ended December 31, 2022, compared to $28.4 million for the same period in 2021, a decrease of $4.5 million. This decrease is primarily due to $3.6 million losses on sales of securities compared to a $0.6 million gain in the prior year, the tax credits on equity investment projects being in a $2.7 million loss position compared to a $0.1 million gain position in the prior year, and the sale of non-performing loans for a loss compared to the gain on the sale of loans in the prior year. These factors were offset by increased Trust Department fees, service charges, and income on bank-owned life insurance. The decrease in equity method investments is primarily driven by the structure of our solar tax equity investments whereas the realization of tax benefits in the projects lives and subsequent change in the fair value of the investments creates volatility in the earnings stream. Each investment contributes income when established due to tax credits and then generates losses until it reaches a steady state income phase.

Non-Interest Expense

Non-interest expense includes compensation and employee benefits, occupancy and depreciation expense, professional fees (including legal, accounting and other professional services), data processing, office maintenance and depreciation, amortization of intangible assets, advertising and promotion, and other expenses. The following table presents non-interest expense for the periods indicated:

		Year Ended December 31,				
(In thousands)		**2022**		**2021**		**2020**
Compensation and employee benefits	$	74,712	$	69,844	$	69,421
Occupancy and depreciation		13,723		14,023		23,040
Professional fees		10,417		12,961		11,205
Data processing		17,732		16,042		11,330
Office maintenance and depreciation		3,012		3,057		3,314
Amortization of intangible assets		1,046		1,207		1,370
Advertising and promotion		3,741		3,230		3,514
Federal deposit insurance premiums		3,228		2,531		3,150
Other		12,960		9,360		7,542
Total non-interest expense	$	140,571	$	132,255		133,886

Non-interest expense for the year ended December 31, 2022 was $140.6 million, an increase of $8.3 million from $132.3 million for the year ended December 31, 2021. The increase was primarily due to a $4.9 million increase in compensation expense due to increased headcount, a $3.6 million increase in other expense related mainly to recruiting services, travel expenses, and other miscellaneous expense, and a $1.7 million increase in data processing expense related to the modernization of the Trust Department, offset by a $2.6 million decrease in professional fees, where in the prior year professional fees were incurred related to our holding company formation and chief executive officer search.

Income Taxes

We had a provision for income tax expense of $26.7 million for the year ended December 31, 2022, compared to $17.8 million for the same period in 2021. Our effective tax rate was 24.7% for the year ended December 31, 2022, compared to 25.2% for the same period in 2021. The decrease in the effective tax rate was related to an elected change in taxable income recognition.

Financial Condition

Balance Sheet

Total assets were $7.84 billion at December 31, 2022, compared to $7.08 billion at December 31, 2021. The increase of $765.2 million was driven primarily by a $784.6 million increase in loans receivable, net, a $396.8 million increase in investment securities, and a $35.8 million increase in the deferred tax asset, offset by a $266.9 million decrease in cash and cash equivalents and a $203.3 million decrease in resell agreements.

Investment Securities

The primary goal of our securities portfolio is to maintain an available source of liquidity and an efficient investment return on excess capital, while maintaining a low-risk profile. We also use our securities portfolio to manage interest rate risk, meet Community Reinvestment Act ("CRA") goals, support the Company's mission, and to provide collateral for certain types of deposits or borrowings. An Investment Committee chaired by our Chief Financial Officer manages our investment securities portfolio according to written investment policies approved by our Board of Directors. Investments in our securities portfolio may change over time based on management's objectives and market conditions.

We seek to minimize credit risk in our securities portfolio through diversification, concentration limits, restrictions on high risk investments (such as subordinated positions), comprehensive pre-purchase analysis and stress testing, ongoing monitoring and by investing a significant portion of our securities portfolio in U.S. Government sponsored entity ("GSE") obligations. GSEs include the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA"), the Government National Mortgage Association ("GNMA") and the Small Business Administration ("SBA"). GNMA is a wholly-owned U.S. Government corporation whereas FHLMC and FNMA are private. Mortgage-related securities may include mortgage pass-through certificates, participation certificates and collateralized mortgage obligations ("CMOs"). We invest in non-GSE securities, including property assessed clean energy, or PACE, bonds, in order to generate higher returns, improve portfolio diversification and reduce interest rate and prepayment risk. With the exception of small legacy CRA investments, Trust Preferred securities, and certain corporate bonds, all of our non-GSE securities are senior positions that are the top of the capital structure.

Our investment securities portfolio consists of securities classified as available for sale and held-to-maturity. There were no trading securities in our investment portfolio at December 31, 2022 or at December 31, 2021. All available for sale securities are carried at fair value and may be used for liquidity purposes should management consider it to be in our best interest.

At December 31, 2022 and December 31, 2021, we had available for sale securities of $1.81 billion and $2.11 billion, respectively. The $300.9 million decrease was primarily from the transfer of $277.3 million of available for sale securities to held-to-maturity, as well as strategic sales of securities throughout the year to reposition the portfolio into more fixed rate securities.

At December 31, 2022, our held-to-maturity securities portfolio primarily consisted of PACE bonds, tax-exempt municipal securities, GSE commercial and residential certificates and other debt. We carry these securities at amortized cost. We had held-to-maturity securities of $1.54 billion at December 31, 2022, and $843.6 million at December 31, 2021. The increase is due to growth in mortgage-related securities and other debt securities, as well as the transfer of $277.3 million of available for sale securities to held-to-maturity.

Certain securities have fair values less than amortized cost and, therefore, contain unrealized losses. At December 31, 2022, we evaluated those securities which had an unrealized loss for other than temporary impairment, or OTTI, and determined all of the decline in value to be temporary. There were $3.19 billion of investment securities at fair value with unrealized or unrecognized losses at December 31, 2022 of which $780.1 million had a continuous unrealized or unrecognized loss position for 12 consecutive months or longer that was greater than 5% of amortized cost. We anticipate full recovery of amortized cost with respect to these securities by the time that these securities mature, or sooner in the case that a more favorable market interest rate environment causes their fair value to increase. We do not intend to sell these securities and we believe it is more likely than not that we will be required to sell them before full recovery of their amortized cost basis, which may be at the time of their maturity.

The following table is a summary of our investment portfolio, using market value for available for sale securities and amortized cost for held-to-maturity securities, as of the dates indicated.

(In thousands)	December 31, 2022		December 31, 2021		December 31, 2020	
	Amount	% of Portfolio	Amount	% of Portfolio	Amount	% of Portfolio
Available for sale:						
Mortgage-related:						
GSE residential certificates	$ —	0.0 %	$ 3,967	0.1 %	$ 13,299	0.7 %
GSE residential CMOs	389,260	11.6 %	463,883	15.7 %	366,421	18.0 %
GSE commercial certificates & CMO	213,786	6.4 %	370,364	12.5 %	432,614	21.3 %
Non-GSE residential certificates	107,080	3.2 %	66,139	2.3 %	33,384	1.6 %
Non-GSE commercial certificates	97,482	2.9 %	81,101	2.7 %	44,968	2.2 %
Other debt:						
U.S. Treasury	192	0.0 %	200	0.0 %	203	0.0 %
ABS	862,163	25.7 %	989,188	33.5 %	597,546	29.3 %
Trust preferred	10,143	0.3 %	14,147	0.5 %	13,773	0.7 %
Corporate	132,370	3.9 %	124,421	4.2 %	37,654	1.9 %
Total available for sale	1,812,476	54.0 %	2,113,410	71.5 %	1,539,862	75.7 %
Held-to-maturity:						
Mortgage-related:						
GSE residential CMOs	69,391	2.1 %	—	0.0 %	—	0.0 %
GSE commercial certificates	90,335	2.7 %	30,742	1.0 %	—	0.0 %
GSE residential certificates	428	0.0 %	442	0.0 %	611	0.0 %
Non GSE commercial certificates	32,635	1.0 %	10,333	0.3 %	212	0.0 %
Non GSE residential certificates	50,468	1.5 %	10,796	0.4 %	—	0.0 %
Other debt:						
ABS	288,682	8.6 %	75,800	2.6 %	—	0.0 %
Commercial PACE	255,424	7.6 %	175,712	5.9 %	421,036	20.7 %
Residential PACE	656,453	19.6 %	451,682	15.3 %	—	0.0 %
Municipal	95,485	2.8 %	84,962	2.9 %	67,490	3.3 %
Other	2,000	0.1 %	3,100	0.1 %	5,100	0.3 %
Total held-to-maturity	1,541,301	46.0 %	843,569	28.5 %	494,449	24.3 %
Total securities	$ 3,353,777	100.0 %	$ 2,956,979	100.0 %	$ 2,034,311	100.0 %

The following table show contractual maturities and yields for the available-for sale and held-to-maturity securities portfolios:

Contractual Maturity as of December 31, 2022

(In thousands)	One Year or Less Amortized Cost	Weighted Average Yield [1]	One to Five Years Amortized Cost	Weighted Average Yield [1]	Five to Ten Years Amortized Cost	Weighted Average Yield [1]	Due after Ten Years Amortized Cost	Weighted Average Yield [1]
Available for sale:								
Mortgage-related:								
GSE residential CMOs	$ —	0.0 %	$ —	0.0 %	$ 49,984	2.6 %	$ 377,545	3.2 %
GSE commercial certificates & CMO	—	0.0 %	23,664	2.7 %	157,143	4.7 %	41,813	2.7 %
Non-GSE residential certificates	—	0.0 %	—	0.0 %	—	0.0 %	123,139	2.7 %
Non-GSE commercial certificates	—	0.0 %	—	0.0 %	—	0.0 %	108,286	3.2 %
Other debt:								
U.S. Treasury	—	0.0 %	199	1.3 %	—	0.0 %	—	0.0 %
ABS	—	0.0 %	5,694	2.2 %	327,200	6.0 %	568,852	5.2 %
Trust preferred	—	0.0 %	6,994	5.3 %	3,994	5.3 %	—	0.0 %
Corporate	—	0.0 %	55,092	4.1 %	94,744	3.7 %	—	0.0 %
Held-to-maturity:								
Mortgage-related:								
GSE CMOs	—	0.0 %	—	0.0 %	—	0.0 %	69,391	2.9 %
GSE commercial certificates	—	0.0 %	4,893	2.9 %	10,336	3.3 %	75,106	2.6 %
GSE residential certificates	—	0.0 %	—	0.0 %	—	0.0 %	428	3.9 %
Non GSE commercial certificates	—	0.0 %	—	0.0 %	—	0.0 %	32,635	2.1 %
Non GSE residential certificates	—	0.0 %	—	0.0 %	—	0.0 %	50,468	3.1 %
Other debt:								
ABS	—	0.0 %	—	0.0 %	6,996	5.1 %	281,686	5.3 %
Commercial PACE	—	0.0 %	—	0.0 %	—	0.0 %	255,424	4.7 %
Residential PACE	—	0.0 %	—	0.0 %	—	0.0 %	656,453	4.4 %
Municipal	—	0.0 %	9,419	3.7 %	3,565	2.3 %	82,501	2.7 %
Other	2,000	3.3 %	—	0.0 %	—	0.0 %	—	0.0 %
Total securities	$ 2,000	3.3 %	$ 105,955	3.7 %	$ 653,962	5.0 %	$ 2,723,727	4.2 %

[1] Estimated yield based on book price (amortized cost divided by par) using estimated prepayments and no change in interest rates. Securities yields are not reported on a taxable-equivalent basis as the impact on the portfolio yield is not material.

The following table shows a breakdown of our asset backed securities by sector and ratings at carrying value based on the fair value of available for sale securities and amortized cost of held-to-maturity securities as of December 31, 2022:

| (In thousands) | Amount | % | Expected Avg. Life in Years | % Floating | **Credit Ratings** *Highest Rating if split rated* | | | | | |
					% AAA	% AA	% A	% BBB	% Not Rated	Total
CLO Commercial & Industrial	$ 656,877	57 %	3.0	100 %	100 %	0 %	0 %	0 %	0 %	100 %
Consumer	195,600	17 %	5.1	0 %	13 %	28 %	58 %	1 %	0 %	100 %
Mortgage	191,320	17 %	2.3	85 %	100 %	0 %	0 %	0 %	0 %	100 %
Student	107,048	9 %	4.2	59 %	100 %	0 %	0 %	0 %	0 %	100 %
Total Securities:	$ 1,150,845	100 %	3.3	77 %	85 %	5 %	10 %	0 %	0 %	100 %

Loans

Lending-related income is the most important component of our net interest income and is the main driver of our results of operations. Total loans, net of deferred origination fees and allowance for loan losses, were $4.06 billion as of December 31, 2022 compared to $3.28 billion as of December 31, 2021. Within our commercial loan portfolio, our primary focus has been on C&I, multifamily and CRE lending. Within our retail loan portfolio, our primary focus has been on residential one-to-four family (1st lien) mortgages and residential solar loans. We intend to focus any organic growth in our loan portfolio on these lending areas as part of our strategic plan.

We actively purchase loans from other originating institutions that we believe provide attractive risk-adjusted returns. Over the last two years we have made the following loan purchases:

- In 2022, we purchased $196.4 million of residential solar loans, $122.1 million of residential mortgages, $34.9 million of commercial loans that are unconditionally guaranteed by the U.S. Government, $32.2 million of consumer home improvement loans and $11.2 million of commercial energy efficient loans.

- In 2021, we purchased $154.0 million of residential solar loans, $81.1 million of commercial loans that are unconditionally guaranteed by the U.S. Government, $45.6 million of residential mortgages, $9.6 million of commercial energy efficient loans and $2.5 million of consumer home improvement loans.

We plan to selectively evaluate the purchase of additional loan pools that meet our underwriting criteria as part of our strategic plan.

The following table sets forth the composition of our loan portfolio, as of December 31, 2022 and December 31, 2021:

| (In thousands) | December 31, 2022 | | December 31, 2021 | |
	Amount	% of total loans	Amount	% of total loans
Commercial portfolio:				
Commercial and industrial	$ 925,641	22.5 %	$ 729,385	22.0 %
Multifamily mortgages	967,521	23.6 %	821,801	24.8 %
Commercial real estate mortgages	335,133	8.2 %	369,429	11.2 %
Construction and land development mortgages	37,696	0.9 %	31,539	1.0 %
Total commercial portfolio	2,265,991	55.2 %	1,952,154	59.0 %
Retail portfolio:				
Residential real estate lending	1,371,779	33.5 %	1,063,682	32.2 %
Consumer and other	463,999	11.3 %	291,818	8.8 %
Total retail portfolio	1,835,778	44.8 %	1,355,500	41.0 %
Total loans	4,101,769	100.0 %	3,307,654	100.0 %
Net deferred loan origination costs (fees)	4,233		4,570	
Allowance for loan losses	(45,031)		(35,866)	
Total loans, net	$ 4,060,971		$ 3,276,358	

Commercial loan portfolio

Our commercial loan portfolio comprised 55.2% of our total loan portfolio at December 31, 2022 and 59.0% of our total loan portfolio at December 31, 2021. The major categories of our commercial loan portfolio are discussed below:

C&I. Our C&I loans are generally made to small and medium-sized manufacturers and wholesale, retail and service-based businesses to provide either working capital or to finance major capital expenditures. In addition, our C&I portfolio includes commercial solar financings; for many of these we are the sole lender, while for some others we are a participant in a syndicated credit facility led by another institution. The primary source of repayment for C&I loans is generally operating cash flows of the business or project. We also seek to minimize risks related to these loans by requiring such loans to be collateralized by various business assets (including inventory, equipment, accounts receivable, and the assignment of contracts that generate cash flow). The average size of our C&I loans at December 31, 2022 by exposure was $4.4 million with a median size of $1.0 million. We have shifted our lending strategy to focus on developing full customer relationships including deposits, cash management, and lending. The businesses that we focus on are generally mission aligned with our core values, including organic and natural products, sustainable companies, clean energy, nonprofits, and B Corporations [TM].

Our C&I loans totaled $925.6 million at December 31, 2022, which comprised 22.5% of our total loan portfolio. During the year ended 2022, the C&I loan portfolio increased by 26.9% from $729.4 million at December 31, 2021.

Multifamily. Our multifamily loans are generally used to purchase or refinance apartment buildings of five units or more, which collateralize the loan, in major metropolitan areas within our markets. Multifamily loans have 73% of their exposure in New York City—our largest geographic concentration. Our multifamily loans have been underwritten under stringent guidelines on loan-to-value and debt service coverage ratios that are designed to mitigate credit and concentration risk in this loan category.

Our multifamily loans totaled $967.5 million at December 31, 2022, which comprised 23.6% of our total loan portfolio. During the year ended 2022, the multifamily loan portfolio increased by 17.7% from $821.8 million at December 31, 2021.

CRE. Our CRE loans are used to purchase or refinance office buildings, retail centers, industrial facilities, medical facilities and mixed-used buildings. Included in this total are 14 borrowers financing owner-occupied buildings which account for an aggregate total of $26.2 million in loans as of December 31, 2022.

Our CRE loans totaled $335.1 million at December 31, 2022, which comprised 8.2% of our total loan portfolio. During the year ended December 31, 2022, the CRE loan portfolio decreased by 9.3% from $369.4 million at December 31, 2021.

Retail loan portfolio

Our retail loan portfolio comprised 44.8% of our total loan portfolio at December 31, 2022 and 41.0% of our loan portfolio at December 31, 2021. The major categories of our retail loan portfolio are discussed below:

Residential real estate lending. Our residential one-to-four family mortgage loans are residential mortgages that are primarily secured by single-family homes, which can be owner occupied or investor owned. These loans are either originated by our loan officers or purchased from other originators with the servicing retained by such originators. Our residential real estate lending portfolio is 99% first mortgage loans and 1% second mortgage loans. As of December 31, 2022, 81% of our residential one-to-four family mortgage loans were either originated by our loan officers since 2012 or were acquired in our acquisition of NRB, 17% were purchased from two third parties on or after July 2014, and 2% were purchased by us from other originators before 2010. Our residential real estate lending loans totaled $1.37 billion at December 31, 2022, which comprised 74.7% of our retail loan portfolio and 33.5% of our total loan portfolio. During the year ended December 31, 2022, our residential real estate lending loans increased by 29.0% from $1.06 billion at December 31, 2021.

Consumer and other. Our consumer and other portfolio is comprised of purchased student loans, residential solar loans, unsecured consumer loans and overdraft lines. Our consumer and other loans totaled $464.0 million at December 31, 2022, which comprised 11.3% of our total loan portfolio, compared to $291.8 million, or 8.8% of our total loan portfolio, at December 31, 2021. The increase was primarily driven by increased loan purchases within our residential solar loans portfolio.

Maturities and Sensitivity of Loans to Changes in Interest Rates

The information in the following table is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties. The following tables summarize the loan maturity distribution by type and related interest rate characteristics, excluding deferred loan origination fees and costs, at December 31, 2022 and December 31, 2021:

(In thousands)	One year or less		After one but within five years		After 5 years but within 15 years		After 15 years		Total	
December 31, 2022:										
Commercial Portfolio:										
Commercial and industrial	$	119,919	$	312,032	$	271,138	$	222,552	$	925,641
Multifamily		95,418		543,543		322,355		6,205		967,521
Commercial real estate		105,490		151,659		71,305		6,679		335,133
Construction and land development		22,978		14,718		—		—		37,696
Retail Portfolio:										
Residential real estate lending		34		1,353		165,146		1,205,246		1,371,779
Consumer and other		1,693		2,536		65,315		394,455		463,999
Total Loans	$	345,532	$	1,025,841	$	895,259	$	1,835,137	$	4,101,769

(In thousands)	After one but within five years		After 5 years but within 15 years		After 15 years		Total	
Gross loan maturing after one year with:								
Fixed interest rates	$	744,606	$	805,643	$	1,231,674	$	2,781,923
Floating or adjustable interest rates		281,235		89,616		603,463		974,314
Total Loans	$	1,025,841	$	895,259	$	1,835,137	$	3,756,237

Allowance for Loan Losses

We maintain the allowance at a level we believe is sufficient to absorb probable incurred losses in our loan portfolio given the conditions at the time. Management determines the adequacy of the allowance based on periodic evaluations of the loan portfolio and other factors, including end-of-period loan levels and portfolio composition, observable trends in nonperforming loans, our historical loan losses, known and inherent risks in the portfolio, underwriting practices, adverse situations that may impact a borrower's ability to repay, the estimated value and sufficiency of any underlying collateral, credit risk grade assessments, loan impairment and economic conditions. These evaluations are inherently subjective as they require management to make material estimates, all of which may be susceptible to significant change. The allowance is increased by provisions for loan losses charged to expense and decreased by actual charge-offs, net of recoveries.

The allowance consists of specific allowances for loans that are individually classified as impaired and general components. Impaired loans include loans placed on nonaccrual status and TDRs. Loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. When determining if we will be unable to collect all principal and interest payments due in accordance with the original contractual terms of the loan agreement, we consider the borrower's overall financial condition, resources and payment record, support from guarantors, and the realized value of any collateral. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impaired loans are individually identified and evaluated for impairment based on a combination of internally assigned risk ratings and a defined dollar threshold. If a loan is impaired, a specific reserve is applied to the loan so that the loan is reported, net, at the discounted expected future cash flows or at the fair value of collateral if repayment is collateral dependent. Impaired loans which do not meet the criteria for individual evaluation are evaluated in homogeneous pools of loans with similar risk characteristics. In accordance with the accounting guidance for business combinations, there was no allowance brought forward on any of the loans we acquired in our acquisition of NRB. For purchased non-credit impaired loans, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value and the discount is accreted to interest income over the life of the loan. Subsequent to the acquisition date, the method used to evaluate the sufficiency of the credit discount is similar to organic loans, and if necessary, additional reserves are recognized in the allowance. At the close of the NRB acquisition, there were no purchase credit impaired loans. As of December 31, 2022, the remaining mark is $0.7 million. In addition, the allowance includes $0.7 million on-balance-sheet and $48.0 thousand off-balance-sheet reserves for loan downgrades, increases in usage of lines of credit, construction disbursements and reclassification of product types subsequent to the acquisition.

The following tables presents, by loan type, the changes in the allowance for the periods indicated:

(In thousands)	Year Ended December 31,					
	2022		2021		2020	
Balance at beginning of period	$	35,866	$	41,589	$	33,847
Loan charge-offs:						
Commercial portfolio:						
Commercial and industrial		—		813		11,293
Multifamily		416		4,081		—
Commercial real estate		—		314		3,787
Construction and land development		389		—		970
Retail portfolio:						
Residential real estate lending		2,448		1,081		492
Consumer and other		5,143		2,699		1,691
Total loan charge-offs		8,396		8,988		18,233
Recoveries of loans previously charged-off:						
Commercial portfolio:						
Commercial and industrial		274		221		57
Construction and land development		2		3		1
Retail portfolio:						
Residential real estate lending		1,800		3,168		975
Consumer and other		483		160		151
Total loan recoveries		2,559		3,552		1,184
Net (recoveries) charge-offs		5,837		5,436		17,049
Provision for (recovery of) loan losses		15,002		(287)		24,791
Balance at end of period	$	45,031	$	35,866	$	41,589

The allowance for loan losses increased $9.1 million to $45.0 million at December 31, 2022 from $35.9 million at December 31, 2021. At December 31, 2022, we had $27.8 million of impaired loans for which a specific allowance of $5.7 million was made, compared to $53.2 million of impaired loans at December 31, 2021 for which a specific allowance of $5.1 million was made. The ratio of allowance to total loans was 1.10% at December 31, 2022 and 1.08% at December 31, 2021. The increase in the allowance for loan losses was primarily due to higher loan balances and increases in qualitative factors, offset by charge-offs primarily related to our focus on reducing nonperforming assets.

Allocation of Allowance for Loan Losses

The following table presents the allocation of the allowance and the percentage of the total amount of loans in each loan category listed as of the dates indicated:

(In thousands)	At December 31, 2022		At December 31, 2021	
	Amount	% of total loans	Amount	% of total loans
Commercial Portfolio:				
Commercial and industrial	$ 12,916	22.5 %	$ 10,652	22.0 %
Multifamily	7,104	23.6 %	4,760	24.8 %
Commercial real estate	3,627	8.2 %	7,273	11.2 %
Construction and land development	825	0.9 %	405	1.0 %
Total commercial portfolio	$ 24,472	55.2 %	$ 23,090	59.0 %
Retail Portfolio:				
Residential real estate lending	$ 11,338	33.5 %	$ 9,008	32.2 %
Consumer and other	9,221	11.3 %	3,768	8.8 %
Total retail portfolio	$ 20,559	44.8 %	$ 12,776	41.0 %
Total allowance for loan losses	$ 45,031		$ 35,866	

Nonperforming Assets

Nonperforming assets include all loans categorized as nonaccrual or restructured, other real estate owned and other repossessed assets. The accrual of interest on loans is discontinued, or the loan is placed on nonaccrual, when the full collection of principal and interest is in doubt. Interest on loans is generally recognized on the accrual basis. Interest is not accrued on loans that are more than 90 days delinquent on payments, and any interest that was accrued but unpaid on such loans is reversed from interest income at that time, or when deemed to be uncollectible. Interest subsequently received on such loans is recorded as interest income or alternatively as a reduction in the amortized cost of the loan if there is significant doubt as to the collectability of the unpaid principal balance. Loans are returned to accrual status when principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is identified as a troubled debt restructuring, or TDR, when we, for economic or legal reasons related to the borrower's financial difficulties, grant a concession to the borrower. The concessions may be granted in various forms, including interest rate reductions, principal forgiveness, extension of maturity date, waiver or deferral of payments and other actions intended to minimize potential losses. A loan that has been restructured as a TDR may not be disclosed as a TDR in years subsequent to the restructuring if certain conditions are met. Generally, a nonaccrual loan that is restructured remains on nonaccrual status for a period no less than six months to demonstrate that the borrower can meet the restructured terms. However, the borrower's performance prior to the restructuring or other significant events at the time of restructuring may be considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status after a shorter performance period. If the borrower's performance under the new terms is not reasonably assured, the loan remains classified as a nonaccrual loan.

The following table sets forth information about our nonperforming assets as of December 31, 2022 and December 31, 2021:

(In thousands)	December 31, 2022	December 31, 2021
Loans 90 days past due and accruing	$ —	$ —
Nonaccrual loans excluding held for sale loans and restructured loans	8,197	14,722
Nonaccrual loans held for sale	6,914	1,000
Troubled debt restructured loans - nonaccrual	13,502	13,497
Troubled debt restructured loans - accruing	6,102	24,997
Other real estate owned	—	307
Impaired securities	36	63
Total nonperforming assets	$ 34,751	$ 54,586
Nonaccrual loans:		
Commercial and industrial	$ 9,629	$ 8,313
Multifamily	3,828	2,907
Commercial real estate	4,851	4,054
Construction and land development	—	—
Total commercial portfolio	18,308	15,274
Residential real estate lending	1,807	12,525
Consumer and other	1,584	420
Total retail portfolio	3,391	12,945
Total nonaccrual loans	$ 21,699	$ 28,219
Nonperforming assets to total assets	0.44 %	0.77 %
Nonaccrual assets to total assets	0.36 %	0.42 %
Nonaccrual loans to total loans	0.53 %	0.85 %
Allowance for loan losses to nonaccrual loans	207.53 %	127.10 %
Allowance for loan losses to total loans	1.10 %	1.08 %
Ratio of net charge-offs (recoveries) to average loans outstanding during the period:		
Commercial and industrial	(0.03)%	0.08 %
Multifamily	0.05 %	0.46 %
Commercial real estate	0.00 %	0.08 %
Construction and land development	1.12 %	(0.01)%
Total commercial portfolio	0.03 %	0.25 %
Residential real estate lending	0.05 %	(0.18)%
Consumer and other	1.23 %	1.05 %
Total retail portfolio	0.33 %	0.03 %
Total	0.16 %	0.16 %

Nonperforming assets totaled $34.8 million, or 0.44% of period-end total assets at December 31, 2022, a decrease of $19.8 million, compared with $54.6 million, or 0.77% of period-end total assets at December 31, 2021. The decrease in nonperforming assets at December 31, 2022 compared to December 31, 2021 was primarily driven by the sale of $10.2 million of restructured loans held for sale, and $12.7 million in payoffs of criticized or classified loans.

Refer to "*Allowance for Loan Losses*" for discussion on the allowance for loan losses.

Potential problem loans are loans which management has doubts as to the ability of the borrowers to comply with the present loan repayment terms. Potential problem loans are performing loans and include our special mention and substandard-accruing commercial loans and/or loans 30-89 days past due. Potential problem loans are not included in the nonperforming assets table above and totaled $94.4 million, or 1.2% of total assets, at December 31, 2022, as follows: $91.9 million are commercial loans currently in workout that management expects will be rehabilitated; $0.9 million are commercial loans that are current on payments and are reported as 30-89 days past due, in renewal or extension negotiations, and inclusive of workouts; $0.9 million are residential real estate loans, with $0.9 million at 30 days delinquent.

Resell Agreements

As of December 31, 2022, we have $25.8 million of short term investments of resell agreements backed by government guaranteed loans and other residential loans, with a weighted interest rate of 6.86%. As of December 31, 2021, we had $229.0 million of short term investments of resell agreements backed by government guaranteed loans, with a weighted interest rate of 1.21%.

Deferred Tax Asset

We had a deferred tax asset, net of deferred tax liabilities, of $62.5 million at December 31, 2022 and $26.7 million at December 31, 2021. As of December 31, 2022, our deferred tax assets were fully realizable with no valuation allowance held against the balance. Our management concluded that it was more-likely-than-not that the entire amount will be realized.

We will evaluate the recoverability of our net deferred tax asset on a periodic basis and record decreases (increases) as a deferred tax provision (benefit) in the Consolidated Statements of Income as appropriate.

Deposits

Deposits represent our primary source of funds. We are focused on growing our core deposits through relationship-based banking with our business and consumer clients. Total deposits were $6.60 billion at December 31, 2022, compared to $6.36 billion at December 31, 2021. We believe that our strong deposit franchise is attributable to our mission-based strategy of developing and maintaining relationships with our clients who share similar values and through maintaining a high level of service.

We gather deposits through each of our three branch locations across New York City, our one branch in Washington, D.C., our one branch in San Francisco and through the efforts of our commercial banking team including our Boston group which focuses nationally on business growth. Through our branch network, online, mobile and direct banking channels, we offer a variety of deposit products including demand deposit accounts, money market deposits, NOW accounts, savings and certificates of deposit. We bank politically active customers, such as campaigns, PACs, and state and national party committees, which we refer to as political deposits. These deposits exhibit seasonality based on election cycles. As of December 31, 2022 and December 31, 2021, we had approximately $643.6 million and $989.6 million, respectively, in political deposits which are primarily in demand deposits.

The following table sets forth the average balance amounts and the average rates paid on deposits held by us for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

	2022			2021			2020		
	Average Balance	Income / Expense	Average Rate Paid	Average Balance	Income / Expense	Average Rate Paid	Average Balance	Income / Expense	Average Rate Paid
(In thousands)									
Non-interest-bearing demand and transaction deposits	$3,746,152	$ —	0.00 %	$3,017,621	$ —	0.00 %	$2,798,106	$ —	0.00 %
NOW accounts	207,675	450	0.22 %	203,144	170	0.08 %	334,669	440	0.13 %
Money market deposit accounts	2,391,641	8,753	0.37 %	2,054,286	4,237	0.21 %	1,748,288	6,445	0.37 %
Savings accounts	382,372	866	0.23 %	365,154	381	0.10 %	214,884	418	0.19 %
Time deposits	185,692	961	0.52 %	248,507	1,035	0.42 %	335,433	3,149	0.94 %
Brokered CD	9,338	26	0.28 %	—	—	— %	—	—	— %
	$6,922,870	$ 11,056	0.16 %	$5,888,712	$ 5,823	0.10 %	$5,431,380	$ 10,452	0.19 %

We had uninsured deposits of $4.3 million, $4.3 million, and $3.2 million for the years ended 2022, 2021, and 2020, respectively.

Maturities of time certificates of deposit and other time deposits of $250,000 or more outstanding at December 31, 2022 are summarized as follows:

Maturities as of December 31, 2022	
(In thousands)	
Within three months	$ 96,746
After three but within six months	4,007
After six months but within twelve months	5,164
After twelve months	4,512
	$ 110,429

Liquidity

Liquidity refers to our ability to maintain cash flow that is adequate to fund our operations, support asset growth, maintain reserve requirements and meet present and future obligations of deposit withdrawals, lending obligations and other contractual obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management. Our liquidity risk management policy provides the framework that we use to maintain adequate liquidity and sources of available liquidity at levels that enable us to meet all reasonably foreseeable short-term, long-term and strategic liquidity demands. The Asset and Liability Management Committee is responsible for oversight of liquidity risk management activities in accordance with the provisions of our liquidity risk policy and applicable bank regulatory capital and liquidity laws and regulations. Our liquidity risk management process includes (i) ongoing analysis and monitoring of our funding requirements under various balance sheet and economic scenarios, (ii) review and monitoring of lenders, depositors, brokers and other liability holders to ensure appropriate diversification of funding sources and (iii) liquidity contingency planning to address liquidity needs in the event of unforeseen market disruption impacting a wide range of variables. We continuously monitor our liquidity position in order for our assets and liabilities to be managed in a manner that will meet our immediate and long-term funding requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our stockholders. We also monitor our liquidity requirements in light of interest rate trends, changes in the economy, and the scheduled maturity and interest rate sensitivity of our securities and loan portfolios and deposits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control when we make investment decisions. Net deposit inflows and outflows, however, are far less predictable and are not subject to the same degree of certainty.

In addition to assessing liquidity risk on a consolidated basis, we monitor the parent company's liquidity. The parent company's routine funding requirements consist primarily of operating expenses, dividends paid to shareholders, debt service, repurchases of common stock and funds used for acquisitions. The parent company obtains funding to meet its obligations from dividends collected from its subsidiaries and the issuance of debt and capital securities. Dividend payments to the parent company by its subsidiary bank are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. The Company maintains sufficient funding to meet expected capital and debt service obligations for 24 months without the support of dividends from subsidiaries and assuming access to the wholesale markets is maintained. The Company maintains sufficient liquidity to meet its capital and debt service obligations for 12 months under adverse conditions without the support of dividends from subsidiaries or access to the wholesale markets.

Our liquidity position is supported by management of our liquid assets and liabilities and access to alternative sources of funds. Our short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers and capital expenditures. These liquidity requirements are met primarily through our deposits, FHLBNY advances and the principal and interest payments we receive on loans and investment securities. Cash, interest-bearing deposits in third-party banks, securities available for sale and maturing or prepaying balances in our investment and loan portfolios are our most liquid assets. Other sources of liquidity that are available to us include the sale of loans we hold for investment, the ability to acquire additional national market non-core deposits, borrowings through the Federal Reserve's discount window and the issuance of debt or equity securities. We believe that the sources of available liquidity are adequate to meet our current and reasonably foreseeable future liquidity needs.

At December 31, 2022, our cash and equivalents, which consist of cash and amounts due from banks and interest-bearing deposits in other financial institutions, amounted to $63.5 million, or 0.8% of total assets, compared to $330.5 million, or 4.7% of total assets at December 31, 2021. Our available for sale securities at December 31, 2022 were $1.81 billion, or 23.1% of total assets, compared to $2.11 billion, or 29.9% of total assets at December 31, 2021. Investment securities with an aggregate fair value of $107.9 million at December 31, 2022 were pledged to secure public deposits.

The liability portion of the balance sheet serves as our primary source of liquidity. We plan to meet our future cash needs through the generation of deposits. Customer deposits have historically provided a sizeable source of relatively stable and low-cost funds. We are also a member of the FHLBNY, from which we can borrow for leverage or liquidity purposes. The FHLBNY requires that securities and qualifying loans be pledged to secure any advances. At December 31, 2022, we had $580.0 million in advances from the FHLBNY and a remaining credit availability of $797.1 million. In addition, we maintain borrowing capacity of approximately $151.7 million with the Federal Reserve's discount window that is secured by certain securities from our portfolio which are not pledged for other purposes. We also had $77.7 million in subordinated debt, net of issuance costs.

The Company is party to agreements with Pace Funding Group LLC, which operates Home Run Financing, for the purchase of property assessed clean energy, or PACE, assessment securities until the end of July 2023. These investments are to be held in the Company's held-to-maturity investment portfolio. As of December 31, 2022, we had purchased $451.7 million of PACE assessment securities from Pace Funding Group LLC and had a remaining commitment of $150.0 million. The PACE assessments have equal-lien priority with property taxes and generally rank senior to first lien mortgages. The Company anticipates these commitments will be funded by means of normal cash flows, will be funded by a reduction in cash and cash equivalents, or by pay-downs and maturities of loans and other investments.

Capital Resources

Total stockholders' equity at December 31, 2022 was $509.0 million, compared to $563.9 million at December 31, 2021, a decrease of $54.9 million. The decrease was primarily driven by a $114.1 million decrease in accumulated other comprehensive income due to the mark to market on our available for sale securities portfolio, $11.2 million of dividends, and an $11.0 million decrease in additional paid-in capital primarily due to the repurchase of $12.5 million in common stock that was repurchased as part of our share repurchase program. These factors were partially offset by $81.5 million of net income.

We are subject to various regulatory capital requirements administered by federal banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by federal banking regulators that, if undertaken, could have a direct material effect on our financial statements.

Regulatory capital rules adopted in July 2013 and fully phased in as of January 1, 2019, which are referred to as the Basel III rules, impose minimum capital requirements for bank holding companies and banks. The Basel III rules apply to all national and state banks and savings associations regardless of size and bank holding companies and savings and loan holding companies with consolidated assets of more than $3 billion. In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain the fully phased in "capital conservation buffer" of 2.5% on top of its minimum risk-based capital requirements. This buffer must consist solely of common equity Tier 1 risk-based capital, but the buffer applies to all three measurements (common equity Tier 1 risk-based capital, Tier 1 capital and total capital). The capital conservation is equal to 2.5% of risk-weighted assets.

The following table shows the regulatory capital ratios for the Company and the Bank at the dates indicated:

	Actual		For Capital Adequacy Purposes[1]		To Be Considered Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(In thousands)						
December 31, 2022						
Consolidated:						
Total capital to risk weighted assets	$ 721,324	14.87 %	$ 387,957	8.00 %	N/A	N/A
Tier 1 capital to risk weighted assets	597,022	12.31 %	290,967	6.00 %	N/A	N/A
Tier 1 capital to average assets	597,022	7.52 %	317,738	4.00 %	N/A	N/A
Common equity tier 1 to risk weighted assets	597,022	12.31 %	218,226	4.50 %	N/A	N/A
Bank:						
Total capital to risk weighted assets	$ 715,458	14.75 %	$ 388,107	8.00 %	$ 485,134	10.00 %
Tier 1 capital to risk weighted assets	668,864	13.79 %	291,080	6.00 %	388,107	8.00 %
Tier 1 capital to average assets	668,864	8.44 %	317,111	4.00 %	396,389	5.00 %
Common equity tier 1 to risk weighted assets	668,864	13.79 %	218,310	4.50 %	315,337	6.50 %
December 31, 2021						
Consolidated:						
Total capital to risk weighted assets	$ 656,719	15.95 %	$ 329,471	8.00 %	N/A	N/A
Tier 1 capital to risk weighted assets	534,381	12.98 %	247,103	6.00 %	N/A	N/A
Tier 1 capital to average assets	534,381	7.62 %	280,454	4.00 %	N/A	N/A
Common equity tier 1 to risk weighted assets	534,381	12.98 %	185,327	4.50 %	N/A	N/A
Bank:						
Total capital to risk weighted assets	$ 613,030	14.89 %	$ 329,376	8.00 %	$ 411,720	10.00 %
Tier 1 capital to risk weighted assets	575,692	13.98 %	247,032	6.00 %	329,376	8.00 %
Tier 1 capital to average assets	575,692	8.21 %	280,433	4.00 %	205,860	5.00 %
Common equity tier 1 to risk weighted assets	575,692	13.98 %	185,274	4.50 %	267,618	6.50 %

(1) Amounts are shown exclusive of the capital conservation buffer of 2.50%.

As of December 31, 2022, the Bank was categorized as "well capitalized" under the prompt corrective action measures and met the capital conservation buffer requirements.

Contractual Obligations

We have entered into contractual obligations in the normal course of business that involve elements of credit risk, interest rate risk and liquidity risk. The following table summarizes these relations as of December 31, 2022 and December 31, 2021:

December 31, 2022

(In thousands)		Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Subordinated Debt	$	77,679	$	—	$	—	$	—	$	77,679
Operating Leases		43,300		11,285		31,060		955		—
Purchase Obligations		25,843		4,612		9,224		5,507		6,500
Certificates of Deposit		225,950		208,231		17,124		595		—
	$	372,772	$	224,128	$	57,408	$	7,057	$	84,179

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Our primary market risk is interest rate risk, which is defined as the risk of loss of net interest income or net interest margin because of changes in interest rates.

We seek to measure and manage the potential impact of interest rate risk on our net interest income and net interest expense. Interest rate risk occurs when interest-earning assets and interest-bearing liabilities mature or re-price at different times, on a different basis or in unequal amounts. Interest rate risk also arises when our assets, liabilities and off-balance sheet contracts each respond differently to changes in interest rates, including as a result of explicit and implicit provisions in agreements related to such assets and liabilities and in off-balance sheet contracts that alter the applicable interest rate and cash flow characteristics as interest rates change. The two primary examples of such provisions that we are exposed to are the duration and rate sensitivity associated with indeterminate-maturity deposits (*e.g.*, non-interest-bearing checking accounts, negotiable order of withdrawal accounts, savings accounts and money market deposits accounts) and the rate of prepayment associated with fixed-rate lending and mortgage-backed securities. Interest rates may also affect loan demand, credit losses, mortgage origination volume and other items affecting earnings.

Our Asset Liability Management Committee, chaired by our Treasurer, manages our interest rate risk according to written policies approved by our Board of Directors. Changes in our risk profiles are monitored and managed on a continual basis while risk limits are based on quarterly calculations. We use two primary models to monitor interest rate risk: economic value of equity and net interest income simulations. Scenarios include parallel shifts, ramped shifts, twists of yield curves and other adverse impacts. In addition, we monitor the impact of changes to various assumptions including asset prepayments and deposit repricing and decay assumptions. Our risk management infrastructure also requires the Asset Liability Management Committee to periodically review and disclose all key assumptions used, compare these assumptions and observations to actual historical experience, and check model reliability and validity by sample testing data inputs, back testing and third party validation.

We manage our interest rate risk by monitoring calculated risk measures and balance sheet trends such as growth in fixed rate loans, deposit trends and other factors that affect our risk profile. In order to counter changes in risk, we evaluate costs and other trade-offs associated with changing the composition of assets and liabilities; such as selling fixed rate securities, extending the term of borrowings, changing pricing of loans or deposits or selling residential mortgage loans in the secondary market. We do not engage in speculative trading activities relating to interest rates, foreign exchange rates, commodity prices, equities or credit.

We are also subject to credit risk. Credit risk is the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms. We manage and control credit risk in the loan portfolio by adhering to well-defined underwriting criteria and account administration standards established by management. Written credit policies document underwriting standards, approval levels, exposure limits and other limits or standards deemed necessary and prudent. Portfolio diversification at the obligor, industry, product and/or geographic location levels is actively managed to mitigate concentration risk. In addition, credit risk management also includes an independent credit review process that assesses compliance with commercial, real estate and other credit policies, risk ratings and other critical credit information. In addition to implementing risk management practices that are based upon established and sound lending practices, we adhere to sound credit principles. We understand and evaluate our customers' borrowing needs and capacity to repay, in conjunction with their character and history. We manage and control credit risk in the securities portfolio by adhering to investment policies established by management. Our written investment policies ensure that our risk is diversified and monitored, and we only invest in securities that have strong credit quality. The credit risk associated with each investment is thoroughly reviewed, and certain investments are required to undergo stress testing of variables to ensure the Company is not subject to undue credit risk.

Evaluation of Interest Rate Risk

Our simulation models incorporate various assumptions, which we believe are reasonable but which may have a significant impact on results such as: (1) the timing of changes in interest rates, (2) shifts or rotations in the yield curve, (3) loan and securities prepayment speeds for different interest rate scenarios, (4) interest rates and balances of indeterminate-maturity deposits for different scenarios, and (5) new volume and yield assumptions for loans, securities and deposits. Because of limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on our results but rather to better plan and execute appropriate asset-liability management strategies and manage our interest rate risk.

Potential changes to our net interest income and economic value of equity in hypothetical rising and declining rate scenarios calculated as of December 31, 2022 are presented in the following table. The projections assume immediate, parallel shifts downward of the yield curve of 100 basis points and immediate, parallel shifts upward of the yield curve of 100, 200, 300 and 400 basis points.

The results of this simulation analysis are hypothetical and should not be relied on as indicative of expected operating results. A variety of factors might cause actual results to differ substantially from what is depicted. For example, if the timing and magnitude of interest rate changes differ from those projected, our net interest income might vary significantly. Non-parallel yield curve shifts such as a flattening or steepening of the yield curve or changes in interest rate spreads, would also cause our net interest income to be different from that depicted. An increasing interest rate environment could reduce projected net interest income if deposits and other short-term liabilities re-price faster than expected or faster than our assets re-price. Actual results could differ from those projected if we grow assets and liabilities faster or slower than estimated, if we experience a net outflow of deposit liabilities or if our mix of assets and liabilities otherwise changes. Actual results could also differ from those projected if we experience substantially different repayment speeds in our loan portfolio than those assumed in the simulation model. Finally, these simulation results do not contemplate all the actions that we may undertake in response to potential or actual changes in interest rates, such as changes to our loan, investment, deposit, funding or hedging strategies.

Change in Market Interest Rates as of December 31, 2022	Estimated Increase (Decrease) in:			
Immediate Shift	Economic Value of Equity	Economic Value of Equity ($)	Year 1 Net Interest Income	Year 1 Net Interest Income ($)
+400 basis points	-27.9%	(352,246)	-13.1%	(35,722)
+300 basis points	-19.2%	(242,343)	-5.2%	(14,132)
+200 basis points	-10.2%	(128,373)	-0.8%	(2,051)
+100 basis points	-2.9%	(36,361)	0.9%	2,578
-100 basis points	-3.9%	(48,539)	-2.3%	(6,175)

Item 8.   Financial Statements and Supplementary Data

Index to the Financial Statements

Consolidated Statements of Financial Condition
(Dollars in thousands except for per share amounts)

	December 31, 2022	December 31, 2021
Assets		
Cash and due from banks	$ 5,110	$ 8,622
Interest-bearing deposits in banks	58,430	321,863
Total cash and cash equivalents	63,540	330,485
Securities:		
Available for sale, at fair value (amortized cost of $1,944,343 and $2,103,049, respectively)	1,812,476	2,113,410
Held-to-maturity (fair value of $1,414,871 and $849,704, respectively)	1,541,301	843,569
Loans held for sale	7,943	3,279
Loans receivable, net of deferred loan origination costs	4,106,002	3,312,224
Allowance for loan losses	(45,031)	(35,866)
Loans receivable, net	4,060,971	3,276,358
Resell agreements	25,754	229,018
Federal Home Loan Bank of New York ("FHLBNY") stock, at cost	29,607	3,720
Accrued interest and dividends receivable	41,441	28,820
Premises and equipment, net	9,856	11,735
Bank-owned life insurance	105,624	107,266
Right-of-use lease asset	28,236	33,115
Deferred tax asset, net	62,507	26,719
Goodwill	12,936	12,936
Intangible assets, net	3,105	4,151
Equity investments	8,305	6,856
Other assets	29,522	46,439
Total assets	$ 7,843,124	$ 7,077,876
Liabilities		
Deposits	$ 6,595,037	$ 6,356,255
FHLBNY advances	580,000	—
Subordinated debt, net	77,708	83,831
Operating leases	40,779	48,160
Other liabilities	40,645	25,755
Total liabilities	7,334,169	6,514,001
Stockholders' equity		
Common stock, par value $0.01 per share (70,000,000 shares authorized; 30,700,198 and 31,130,143 shares issued and outstanding, respectively)	307	311
Additional paid-in capital	286,947	297,975
Retained earnings	330,275	260,047
Accumulated other comprehensive income (loss), net of income taxes	(108,707)	5,409
Total Amalgamated Financial Corp. stockholders' equity	508,822	563,742
Noncontrolling interests	133	133
Total stockholders' equity	508,955	563,875
Total liabilities and stockholders' equity	$ 7,843,124	$ 7,077,876

See accompanying notes to consolidated financial statements

Consolidated Statements of Income
(Dollars in thousands, except for per share amounts)

		Year Ended December 31,				
		2022		**2021**		**2020**
INTEREST AND DIVIDEND INCOME						
Loans	$	145,649	$	123,318	$	141,983
Securities		110,654		56,557		47,815
Interest-bearing deposits in banks		2,186		651		697
Total interest and dividend income		258,489		180,526		190,495
INTEREST EXPENSE						
Deposits		11,056		5,823		10,452
Borrowed funds		7,593		399		27
Total interest expense		18,649		6,222		10,479
NET INTEREST INCOME		239,840		174,304		180,016
Provision for (recovery of) loan losses		15,002		(287)		24,791
Net interest income after provision for loan losses		224,838		174,591		155,225
NON-INTEREST INCOME						
Trust Department fees		14,449		13,352		15,222
Service charges on deposit accounts		10,999		9,355		9,201
Bank-owned life insurance		3,868		2,388		3,085
Gain (loss) on sale of securities		(3,637)		649		1,605
Gain (loss) on sale of loans, net		(610)		1,887		2,520
Loss on other real estate owned, net		(168)		(407)		(482)
Equity method investments income (loss)		(2,773)		150		7,411
Other		1,769		1,015		2,042
Total non-interest income		23,897		28,389		40,604
NON-INTEREST EXPENSE						
Compensation and employee benefits		74,712		69,844		69,421
Occupancy and depreciation		13,723		14,023		23,040
Professional fees		10,417		12,961		11,205
Data processing		17,732		16,042		11,330
Office maintenance and depreciation		3,012		3,057		3,314
Amortization of intangible assets		1,046		1,207		1,370
Advertising and promotion		3,741		3,230		3,514
Federal deposit insurance premiums		3,228		2,531		3,150
Other		12,960		9,360		7,542
Total non-interest expense		140,571		132,255		133,886
Income before income taxes		108,164		70,725		61,943
Income tax expense		26,687		17,788		15,755
Net income	$	81,477	$	52,937	$	46,188
Earnings per common share - basic	$	2.64	$	1.70	$	1.48
Earnings per common share - diluted	$	2.61	$	1.68	$	1.48

See accompanying notes to consolidated financial statements

Consolidated Statements of Comprehensive Income
(Dollars in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income	$ 81,477	$ 52,937	$ 46,188
Other comprehensive income (loss), net of taxes:			
Change in total obligation for postretirement benefits, prior service credit, and other benefits	635	(63)	362
Net unrealized gains (losses) on securities:			
Unrealized holding gains (losses) on securities available for sale	(163,001)	(15,438)	20,374
Reclassification adjustment for losses (gains) realized in income	3,621	(654)	(1,604)
Accretion of net unrealized loss on securities transferred to held-to-maturity	1,255	—	—
Net unrealized gains (losses) on securities	(158,125)	(16,092)	18,770
Other comprehensive income (loss), before tax	(157,490)	(16,155)	19,132
Income tax benefit (expense)	43,374	4,388	(5,181)
Total other comprehensive income (loss), net of taxes	(114,116)	(11,767)	13,951
Total comprehensive income (loss), net of taxes	$ (32,639)	$ 41,170	$ 60,139

See accompanying notes to consolidated financial statements

Consolidated Statements of Changes in Stockholders' Equity
(Dollars in thousands)

	Number of Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance at January 1, 2020	31,523,442	$ 315	$ 305,738	$ 181,132	$ 3,225	$ 490,410	$ 134	$ 490,544
Net income	—	—	—	46,188	—	46,188	—	46,188
Dividend declared on AREMCO Sr. Preferred class B shares and Jr. Preferred shares	—	—	—	(22)	—	(22)	—	(22)
Dividends on common stock	—	—	—	(10,081)	—	(10,081)	—	(10,081)
Redemption of AREMCO class B shares	—	—	—	(4)	—	(4)	(1)	(5)
Repurchase of shares	(525,015)	(5)	(6,996)	—	—	(7,001)	—	(7,001)
Exercise of stock options, net of repurchases	1,872	—	(23)	—	—	(23)	—	(23)
Restricted stock unit vesting, net of repurchases	49,226	—	(116)	—	—	(116)	—	(116)
Stock-based compensation expense	—	—	2,386	—	—	2,386	—	2,386
Other comprehensive income, net of taxes	—	—	—	—	13,951	13,951	—	13,951
Balance at December 31, 2020	31,049,525	310	300,989	217,213	17,176	535,688	133	535,821
Net income	—	—	—	52,937	—	52,937	—	52,937
Dividend declared on AREMCO Sr. Preferred class B shares and Jr. Preferred shares	—	—	—	(22)	—	(22)	—	(22)
Dividends on common stock	—	—	—	(10,081)	—	(10,081)	—	(10,081)
Repurchase of shares	(178,937)	(1)	(2,919)	—	—	(2,920)	—	(2,920)
Exercise of stock options, net of repurchases	173,532	2	(1,801)	—	—	(1,799)	—	(1,799)
Restricted stock unit vesting, net of repurchases	86,023	—	(90)	—	—	(90)	—	(90)
Stock-based compensation expense	—	—	1,796	—	—	1,796	—	1,796
Other comprehensive loss, net of taxes	—	—	—	—	(11,767)	(11,767)	—	(11,767)
Balance at December 31, 2021	31,130,143	311	297,975	260,047	5,409	563,742	133	563,875
Net income	—	—	—	81,477	—	81,477	—	81,477
Dividend declared on AREMCO Sr. Preferred class B shares and Jr. Preferred shares	—	—	—	(22)	—	(22)	—	(22)
Common stock issued under Employee Stock Purchase Plan	31,765	—	665	—	—	665	—	665
Dividends on common stock	—	—	—	(11,227)	—	(11,227)	—	(11,227)
Repurchase of common stock	(669,176)	(7)	(12,471)	—	—	(12,478)	—	(12,478)
Exercise of stock options, net of repurchases	92,244	1	(898)	—	—	(897)	—	(897)
Restricted stock unit vesting, net of repurchases	115,222	2	(1,006)	—	—	(1,004)	—	(1,004)
Stock-based compensation expense	—	—	2,682	—	—	2,682	—	2,682
Other comprehensive loss, net of taxes	—	—	—	—	(114,116)	(114,116)	—	(114,116)
Balance at December 31, 2022	30,700,198	$ 307	$ 286,947	$ 330,275	$ (108,707)	$ 508,822	$ 133	$ 508,955

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 81,477	$ 52,937	$ 46,188
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,547	3,638	6,194
Amortization of intangible assets	1,046	1,207	1,370
Deferred income tax expense (benefit)	14,375	7,050	(407)
Provision for (recovery of) loan losses	15,002	(287)	24,791
Stock-based compensation expense	2,682	1,796	2,386
Net amortization (accretion) on loan fees, costs, premiums, and discounts	1,361	2,743	3,199
Net amortization on securities	4,396	3,869	1,837
OTTI loss (gain) recognized in earnings	(16)	(5)	1
Net loss (income) from equity method investments	2,773	(150)	(7,411)
Net loss (gain) on sale of securities available for sale	3,637	(649)	(1,605)
Net loss (gain) on sale of loans	610	(1,887)	(2,520)
Net loss on sale of other real estate owned	168	407	482
Net gain on owned property held for sale	—	—	(1,394)
Net gain on redemption of bank-owned life insurance	(1,895)	(266)	(1,594)
Net gain on repurchase of subordinated debt	(617)	—	—
Proceeds from sales of loans held for sale	28,414	123,566	159,309
Originations of loans held for sale	(8,391)	(112,833)	(165,569)
Increase in cash surrender value of bank-owned life insurance	(1,973)	(2,122)	(1,514)
Increase in accrued interest and dividends receivable	(12,621)	(4,850)	(4,882)
Decrease in other assets	19,114	7,445	11,041
Decrease in other liabilities	(5,767)	(11,071)	(4,131)
Net cash provided by operating activities	147,322	70,538	65,771
CASH FLOWS FROM INVESTING ACTIVITIES			
Net decrease (increase) in loans	(826,273)	167,545	(36,599)
Purchase of securities available for sale	(678,910)	(1,220,727)	(683,688)
Purchase of securities held-to-maturity	(584,906)	(472,615)	(256,093)
Proceeds from sales of securities available for sale	249,936	111,274	94,698
Maturities, principal payments and redemptions of securities available for sale	325,614	508,211	278,524
Maturities, principal payments and redemptions of securities held-to-maturity	139,326	119,802	52,779
Decrease (increase) in resell agreements	203,264	(74,239)	(154,779)
Increase in equity method investments	(7,359)	(5,764)	(31,039)
Purchase of bank-owned life insurance	—	—	(25,000)
Decrease (increase) of FHLBNY stock, net	(25,887)	214	3,105
Purchases of premises and equipment, net	(1,668)	(2,396)	(1,612)
Proceeds from redemption of bank-owned life insurance	4,233	1,010	2,934
Proceeds from sale of owned assets	—	—	1,613
Proceeds from sale of other real estate owned	139	2,275	20
Net cash used in investing activities	(1,202,491)	(865,410)	(755,137)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	238,782	1,017,544	697,729

Net increase (decrease) in FHLBNY advances	580,000	—	(75,000)
Net increase (decrease) in subordinated debt	(5,633)	83,831	—
Common stock issued under Employee Stock Purchase Plan	665	—	—
Redemption of AREMCO class B shares	—	—	(5)
Repurchase of shares	(12,478)	(2,920)	(7,001)
Dividends paid	(11,211)	(9,978)	(9,987)
Exercise of stock options, net of repurchases	(897)	(1,799)	(23)
Restricted stock units vesting, net of repurchases	(1,004)	(90)	(116)
Net cash provided by financing activities	788,224	1,086,588	605,597
Increase (decrease) in cash, cash equivalents, and restricted cash	(266,945)	291,716	(83,769)
Cash, cash equivalents, and restricted cash at beginning of year	330,485	38,769	122,538
Cash, cash equivalents, and restricted cash at end of year	$ 63,540	$ 330,485	$ 38,769
Supplemental disclosures of cash flow information:			
Interest paid during the year	$ 18,000	$ 6,039	$ 11,476
Income taxes paid during the year	6,646	5,692	9,823
Supplemental non-cash investing activities:			
Right-of-use assets obtained in exchange for lease liabilities	2,337	—	777
Loans transferred to held-for-sale	25,304	1,000	8,850
Loans transferred to other real estate owned	—	2,682	—
Purchase of securities available for sale, net not settled	14,000	—	12,080
Securities available for sale transferred to held-to-maturity	260,112	—	—

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation

Amalgamated Financial Corp., a Delaware public benefit corporation (the "Company"), was formed on August 25, 2020 to serve as the holding company for Amalgamated Bank and is a bank holding company registered with the Federal Reserve Board of Governors under the Bank Holding Company Act of 1956, as amended. On March 1, 2021 (the "Effective Date"), the Company acquired all of the outstanding stock of Amalgamated Bank, a New York state-chartered commercial bank in a statutory share exchange transaction (the "Reorganization") effected under New York law and in accordance with the terms of a Plan of Acquisition dated September 4, 2020 (the "Agreement"). Pursuant to the Reorganization, the Bank became the sole subsidiary of the Company, the Company became the holding company for the Bank and the stockholders of the Bank became stockholders of the Company.

The Bank was formed in 1923 as Amalgamated Bank of New York by the Amalgamated Clothing Workers of America, one of the country's oldest labor unions.

The audited consolidated financial statements presented in this Annual Report on Form 10-K include the collective results of the Holding Company and its wholly-owned subsidiary, the Bank, which are collectively herein referred to as the "Company."

Basis of Accounting and Changes in Significant Accounting Policies

The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") in the United States of America, or GAAP and predominant practices within the banking industry. The Company uses the accrual basis of accounting for financial statement purposes.

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned and wholly-owned subsidiaries. All significant inter-company transactions and balances are eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. In particular, estimates and assumptions are used in measuring the fair value of certain financial instruments, determining the appropriateness of the allowance for loan and lease losses ("allowance"), evaluating potential other-than-temporary securities impairment, assessing the ability to realize deferred tax assets, and the valuation of share-based payment awards. Estimates and assumptions are based on available information and judgment; therefore actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

For purposes of reporting cash flows, cash, cash equivalents, and restricted cash include cash, due from banks, interest-bearing deposits in other banks and federal funds sold with original maturities of three months or less. The Company had $0.4 million and $0.4 million in restricted cash as of December 31, 2022 and December 31, 2021, respectively and is included in total cash and cash equivalents on the Consolidated Statements of Financial Condition. The Company's restricted cash reflects funds held in other financial institutions to secure business operating rights or contractually obligated minimum account funding requirements.

Securities

Purchases of investments in debt securities are designated as either trading, available for sale or held-to-maturity depending on the intent and ability to hold the securities. The initial designation is made at the time of purchase.

As of December 31, 2022 and December 31, 2021, the Company had no securities designated as trading.

Securities available for sale are carried at fair value, with any net unrealized appreciation or depreciation in fair value reported net of taxes as a component of accumulated other comprehensive income (loss) in stockholders' equity. Debt securities held-to-maturity are carried at amortized cost provided management does not have the intent to sell these securities and does not anticipate that it will be necessary to sell these securities before the full recovery of principal and interest, which may be at

Notes to Consolidated Financial Statements

maturity. The Company reported its investments in "Property Assessed Clean Energy" ("PACE") assessments as held-to-maturity securities.

Management conducts a periodic evaluation of securities available for sale and held-to-maturity to determine if the amortized cost basis of a security has been other-than-temporarily impaired ("OTTI"). The evaluation of other-than-temporary impairment is a quantitative and qualitative process, which is subject to risks and uncertainties. If the amortized cost of an investment exceeds its fair value, management evaluates, among other factors, general market conditions, the duration and extent to which the fair value is less than amortized cost, the probability of a near-term recovery in value, whether management intends to sell the security and whether it is more likely than not that the Company will be required to sell the security before full recovery of the investment or maturity. Management also considers specific adverse conditions related to the financial health, projected cash flow and business outlook for the investee, including industry and sector performance, operational and financing cash flow factors and rating agency actions.

For debt investment securities deemed to be other-than-temporarily impaired, the investment is written down to fair value with the estimated credit loss charged to current earnings and the noncredit-related impairment loss charged to other comprehensive income. If market, industry and/or investee conditions deteriorate, the Company may incur future impairments.

Premiums (discounts) on debt securities are amortized (accreted) to income using the level yield method to the contractual maturity date adjusted for actual prepayment experience.

Realized gains and losses on sale of securities are determined using the specific identification method and are reported in non-interest income.

Loans Held for Sale

Loans held for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to current earnings. Gains or losses resulting from sales of loans held for sale, net of unamortized deferred fees and costs, are recognized at the time of sale and are included in other non-interest income on the Consolidated Statements of Income. The Company had $7.9 million and $3.3 million of loans classified as held for sale as of December 31, 2022 and December 31, 2021, respectively.

Loans and Loan Interest Income Recognition

Loans are stated at the principal amount outstanding, net of charge-offs, deferred origination costs and fees and purchase premiums and discounts. Loan origination and commitment fees and certain direct and indirect costs incurred in connection with loan originations are deferred and amortized to income over the life of the related loans as an adjustment to yield. Premiums or discounts on purchased portfolios are amortized or accreted to income using the level yield method.

Interest on loans is generally recognized on the accrual basis. Interest is not accrued on loans that are more than 90 days delinquent on payments, and any interest that was accrued but unpaid on such loans is reversed from interest income at that time, or when deemed to be uncollectible. Interest subsequently received on such loans is recorded as interest income or alternatively as a reduction in the amortized cost of the loan if there is significant doubt as to the collectability of the unpaid principal balance. Loans are returned to accrual status when principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is impaired when, based on current information and events, it is probable that the Company will not be able to collect all amounts due, both principal and interest, according to the contractual terms. Individual loans which are deemed to be impaired are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral net of estimated selling costs if the loan is collateral dependent. Individual loan impairment evaluation is generally limited to multifamily, commercial real estate ("CRE"), commercial and industrial ("C&I"), construction and certain restructured residential real estate loans. Smaller balance loans including home equity lines of credit ("HELOCs"), consumer and student loans, as well as non-restructured residential real estate loans, are considered homogeneous. When assessing homogenous loans for impairment, the Company considers regulatory guidance concerning the classification and management of retail credits. The aggregate amount of individually and collectively measured loan impairment is included as a component of the allowance.

Notes to Consolidated Financial Statements

Loans are considered troubled debt restructurings ("TDRs") if the borrower is experiencing financial difficulty and is afforded a concession by the Company, such as, but not limited to: (i) payment deferral; (ii) a reduction of the stated interest rate for the remaining contractual life of the loan; (iii) an extension of the loan's original contractual term at a stated interest rate lower than the current market rate for a new loan with similar risk; (iv) capitalization of interest; or (v) forgiveness of principal or interest. Generally, TDRs are placed on nonaccrual status (and reported as non-performing loans) until the loan qualifies for return to accrual status. A TDR loan is considered impaired. A loan extended or renewed at a stated interest rate equal to the market interest rate for new debt with similar risk is not considered to be a TDR.

In accordance with the accounting guidance for business combinations, no allowance is brought forward on any of the loans we acquire. For purchased non-credit impaired loans, credit and interest rate discounts representing the principal losses expected over the life of the loan are a component of the initial fair value and the total combined discount is accreted to interest income over the life of the loan. Subsequent to the acquisition date, the method used to evaluate the sufficiency of the discount is similar to organic loans, and if necessary, additional reserves are recognized in the allowance.

Allowance for Loan Losses

The allowance for loan and lease losses ("allowance") is a valuation allowance for probable incurred credit losses. The Company monitors its entire loan portfolio on a regular basis and considers numerous factors including (i) end-of-period loan levels and portfolio composition, (ii) observable trends in non-performing loans, (iii) the Company's historical loan loss experience, (iv) known and inherent risks in the portfolio, (v) underwriting practices, (vi) adverse situations which may affect the borrower's ability to repay, (vii) the estimated value and sufficiency of any underlying collateral, (viii) credit risk grading assessments, (ix) loan impairment, and (x) economic conditions.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. Additions to the allowance are charged to expense, and realized losses, net of recoveries, are charged to the allowance. Based on the determination of management, the overall level of allowance is periodically adjusted to account for the inherent and specific risks within the entire portfolio. Based on review of the classified loans and the overall allowance levels as they relate to the entire loan portfolio at December 31, 2022, management believes the allowance is adequate.

Generally, a loan is considered for charge-off when it is in default of either principal or interest after 90 days or more. In addition to delinquency criteria, other triggering events may include, but are not limited to, notice of bankruptcy by the borrower or guarantor, death of the borrower, and deficiency balance from the sale of collateral.

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, often including obtaining collateral at exercise of the commitment. An allowance is calculated and recorded in other liabilities within the Consolidated Statements of Financial Condition.

While management uses available information to recognize losses on loans, future additions or reductions to the allowance may be necessary due to changes in one or more evaluation factors; management's assumptions as to rates of default, loss or recovery, or management's intent with regard to disposition. A shift in lending strategy may warrant a change in the allowance due to a changing credit risk profile. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance. Such agencies may require the Company to recognize additions to, or charge-offs against, the allowance based on their judgment about information available to them at the time of their examination.

FHLBNY Stock

As a condition of membership with the FHLBNY, the Company is required to hold FHLBNY stock in an amount equal to 0.125% of its aggregate mortgage related assets plus 4.5% of its outstanding FHLBNY advances. The Company's holdings of FHLBNY stock are pledged against outstanding advances. FHLBNY stock is a non-marketable equity security and is, therefore, reported at cost, which equals par value (the amount at which shares have been redeemed in the past). The investment is periodically evaluated for impairment based on, among other things, the capital adequacy of the FHLBNY and its overall financial condition.

Notes to Consolidated Financial Statements

Other Real Estate Owned

Other real estate owned ("OREO") properties acquired through, or in lieu of, foreclosure are recorded initially at fair value less costs to sell. Any write-down of the recorded investment in the related loan is charged to the allowance prior to transfer. OREO assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest income. Costs relating to the development and improvement of other real estate owned are capitalized. Costs relating to holding other real estate owned, including real estate taxes, insurance and maintenance, are charged to expense as incurred. The balance of OREO was $0 at both December 31, 2022 and December 31, 2021.

Goodwill and Intangible Assets

Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and indefinite-lived intangible assets are not amortized, but tested for impairment at least annually, or more frequently if events and circumstances exist that indicate the carrying amount of the asset may be impaired. The Company elected June 30 as the annual date for impairment testing. Other intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Core deposit intangible assets are amortized on an accelerated method over their estimated useful lives of ten years.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, and equipment is computed by the straight-line method over the estimated useful lives of the related assets. Furniture and fixtures are generally depreciated over ten years. Equipment, computer hardware and computer software are normally depreciated over three to seven years. Amortization of leasehold improvements is computed by the straight-line method over their estimated useful lives or the terms of the leases, whichever is shorter. Fully depreciated assets with no determinable salvage value are disposed. Repairs and maintenance are charged to expense as incurred.

Leases

The Company determines whether a contract is or contains a lease at inception. For leases with terms greater than twelve months under which the Company is lessee, right-of-use ("ROU") assets and lease liabilities are recorded at the commencement date. Lease liabilities are initially recorded based on the present value of future lease payments over the lease term. ROU assets are initially recorded at the amount of the associated lease liabilities plus prepaid lease payments and initial direct costs, less any lease incentives received. The cost of short term leases is recognized on a straight line basis over the lease term. The lease term includes options to extend if the exercise of those options is reasonably certain and includes termination options if there is reasonable certainty the options will not be exercised. The Company uses its incremental borrowing rate ("IBR") as the discount rate to the remaining lease payments to derive a present value calculation for initial measurement of lease liabilities. The IBR reflects the interest rate the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments. Leases are classified as financing or operating leases at commencement. All of the Company's leases are classified as operating leases as of December 31, 2022. Operating lease cost is recognized in the Consolidated Statements of Income on a straight line basis over the lease terms. Variable lease costs are recognized in the period in which the obligation for those costs is incurred.

Bank-Owned Life Insurance

The Company invests in bank-owned life insurance ("BOLI"). BOLI involves the purchase of life insurance policies by the Company on a chosen group of employees. The Company is the owner and beneficiary of the policies. The insurance and earnings thereon is used to offset a portion of future employee benefit costs. BOLI is carried at the cash surrender value of the underlying policies. Earnings from BOLI, as well as changes in cash surrender value, are recognized as non-interest income.

Advertising Costs

The Company expenses advertising and promotion costs as incurred.

Notes to Consolidated Financial Statements

Income Taxes

There are two components of income tax expense: current and deferred. Current income tax expense (benefit) approximates cash to be paid (refunded) for income taxes for the applicable period. Deferred income tax expense (benefit) results from differences between assets and liabilities measured for financial reporting and for income-tax return purposes.

The Company records as a deferred tax asset on its Consolidated Statement of Financial Condition an amount equal to the tax credit and tax loss carry-forwards and tax deductions (tax benefits) that we believe will be available to us to offset or reduce the amounts of our income taxes in future periods. Under applicable federal and state income tax laws and regulations, such tax benefits will expire if not used within specified periods of time. Accordingly, the ability to fully utilize our deferred tax asset may depend on the amount of taxable income that we generate during those time periods. At least once each year, or more frequently, if warranted, we make estimates of future taxable income that we believe we are likely to generate during those future periods. If we conclude, on the basis of those estimates and the amount of the tax benefits available to us, that it is more likely than not that we will be able to fully utilize those tax benefits prior to their expiration, we recognize the deferred tax asset in full on our Consolidated Statement of Financial Condition. If, however, we conclude on the basis of those estimates and the amount of the tax benefits available to us that it has become more likely than not that we will be unable to utilize those tax benefits in full prior to their expiration, then we would establish (or increase any existing) a valuation allowance to reduce the deferred tax asset on our Consolidated Statement of Financial Condition to the amount which we believe we are more likely than not to be able to utilize. Such a reduction is implemented by recognizing a non-cash charge that would have the effect of increasing the provision, or reducing any benefit, for income taxes that we would otherwise have recorded in our Consolidated Statements of Income. The determination of whether and the extent to which we will be able to utilize our deferred tax asset involves management judgments and assumptions that are subject to period-to-period changes as a result of changes in tax laws, changes in the market, or economic conditions that could affect our operating results or variances between our actual operating results and our projected operating results, as well as other factors.

When measuring the amount of current taxes to be paid (or refunded) management considers the merit of various tax treatments in the context of statutory, judicial and regulatory guidance. Management also considers results of recent tax audits and historical experience. While management considers the amount of income taxes payable (or receivable) to be appropriate based on information currently available, future additions or reductions to such amounts may be necessary due to unanticipated events or changes in circumstances. Management has not taken, and does not expect to take, any position in a tax return which it deems to be uncertain.

The Company recognizes interest and penalties related to income tax matters in income tax expense.

The deferral method of accounting is used for investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction of the related asset. Contributions made by the Company are recognized as an increase of the related asset, and distributions are recognized as a reduction. Income and loss generated by the investment is recognized as a corresponding increase or reduction in the related asset.

Post-Retirement Benefit Plans

The Company sponsors several post-retirement benefit plans for current and former employees and certain directors. Contributions to the trustee of a multi-employer defined benefit pension plan are recorded as expense in the period of contribution. Plan obligations and related expenses for other post retirement plans are calculated using actuarial methodologies. The measurement of such obligations and expenses requires management to make certain assumptions, in particular the discount rate, which is evaluated on an annual basis. Other factors include retirement patterns, mortality and turnover assumptions. The Company uses a December 31 measurement date for its post retirement benefit plans. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 715-30 "Compensation – Retirement Benefits – Defined Benefit Plans – Pension" requires the Company to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial condition and to recognize changes in that funded status in the year the changes occur through comprehensive income.

Comprehensive Income

Comprehensive income includes net income and all other changes in equity during a period, except those resulting from investments by owners and distributions to owners. Other comprehensive income includes income, expenses, gains and losses that

Notes to Consolidated Financial Statements

under generally accepted accounting principles are included in comprehensive income but excluded from net income. Other comprehensive income (loss) and accumulated other comprehensive income (loss) are reported net of deferred income taxes. Accumulated other comprehensive income for the Company includes unrealized holding gains or losses on available for sale securities, and actuarial gains or losses on the Company's pension plans. FASB ASC 715-30 "Compensation – Retirement Benefits – Defined Benefit Plans – Pension" requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year the changes occur through comprehensive income.

Stock-Based Compensation

Stock-based compensation is recorded in accordance with FASB ASC No. 718, "Accounting for Stock-Based Compensation" which requires the Company to record compensation cost for stock options and restricted stock granted to employees and directors in return for employee service. The cost is measured at the fair value of the options and restricted stock when granted, and this cost is expensed over the service period, which is normally the vesting period of the options and restricted stock. Forfeitures of options and restricted stock result in a retirement of the related award and a reversal of the cost previously incurred. The Company grants time-based restricted stock units ("RSUs") that are subject to a time-based vesting schedule, and performance-based RSUs that are subject to the achievement of the Company's corporate goals. The Company's stock-based compensation plans are further described in Note 13, Employee Benefit Plans.

Variable Interest Entities

The consolidated financial statements include the accounts of certain variable interest entities ("VIEs"). The Company considers a voting rights entity to be a subsidiary and consolidates if the Company has a controlling financial interest in the entity. VIEs are consolidated if the Company has the power to direct the activities of the VIE that significantly impact financial performance and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE (i.e., the Company is the primary beneficiary).

Investments in VIEs where the Company is not the primary beneficiary of a VIE are accounted for using the equity method of accounting. The determination of whether the Company is the primary beneficiary of a VIE is reassessed on an ongoing basis. The consolidation status may change as a result of these reassessments.

These investments are included in Equity Investments in the Company's Consolidated Statements of Financial Condition. The maximum potential exposure to losses relative to investments in VIEs is generally limited to the sum of the outstanding balance, future funding commitments and any related loans to the entity, both funded and unfunded. Loans to these entities are underwritten in substantially the same manner as other loans and are generally secured. Additional disclosures regarding VIEs are further described in Note 18, Variable Interest Entities.

Resell Agreements

The Company enters into short-term resell agreements backed by residential first-lien mortgage loans. The Company obtains possession of collateral with a market value equal to or in excess of the principal amount loaned under resell agreements. The Company had $25.8 million and $229.0 million in resell agreements as of December 31, 2022 and December 31, 2021, respectively. The resell agreements were entered into at par, and earned $4.2 million, $1.9 million, and $0.8 million in interest income for the years ended December 31, 2022, 2021, and 2020 , respectively. Interest income on resell agreements is reported on the "securities interest income" line of the Consolidated Statements of Income.

Segment Information

Public companies are required to report certain financial information about significant revenue-producing segments of the business for which such information is available and utilized by the chief operating decision maker. Substantially all of our operations occur through the Bank and involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of its banking operation, which constitutes our only operating segment for financial reporting purposes. We do not consider our trust and investment management business as a separate segment.

Notes to Consolidated Financial Statements

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The reclassifications had no impact to the Consolidated Statements of Income or the Consolidated Statements of Changes in Stockholders' Equity.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Effective in 2022 and onward

In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments." ASU 2016-13 significantly changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments from an incurred loss model to an expected loss model and provides for recording credit losses on available for sale debt securities through an allowance account. ASU 2016-13 also requires certain incremental disclosures. In October 2019, the FASB voted to extend the adoption date for entities eligible to be smaller reporting companies, public business entities ("PBEs") that are not SEC filers, and entities that are not PBEs from January 1, 2020 to January 1, 2023. Based on the Company's election as an Emerging Growth Company under the Jumpstart Our Business Startups Act to use the extended transition period for complying with any new or revised financial accounting standards, we will adopt the standard on January 1, 2023. The Company's CECL implementation efforts are continuing to focus on completion of model validation, developing new disclosures, establishing formal policies and procedures and other governance and control documentation. Based on the Company's portfolio balances and forecasted economic conditions as of January 1, 2023, management believes the adoption of the CECL standard will result in a material increase to its total current reserves. However, the ultimate amount of the increase will be contingent upon continued validation of our model, testing and refinement of the model methodologies and judgments utilized to determine the estimate. Based on implementation progress to date, the Company believes the capital adequacy requirements to which it and the Bank are subject to, and its business strategies and practices, will not be materially impacted following the adoption on January 1, 2023. The Company measured its allowance under its current incurred loan loss model as of December 31, 2022.

On March 31, 2022, the FASB issued ASU No. 2022-02, which eliminates the troubled debt restructuring ("TDR") accounting model for creditors that have adopted Topic 326, "Financial Instruments – Credit Losses." Specifically, rather than applying the recognition and measurement guidance for TDRs, this ASU requires entities to evaluate receivable modifications, consistent with the accounting for other loan modifications, to determine whether a modification made to a borrower results is a new loan or a continuation of the existing loan. In addition, under the new ASU, entities are no longer required to use a discounted cash flow ("DCF") method to measure the ACL as a result of a modification or restructuring with a borrower experiencing financial difficulty. If a DCF method is used, the post-modification-derived effective interest rate is to be used, instead of the original interest rate as stipulated under the current GAAP. This ASU also enhances the disclosure requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. This ASU amends the guidance on "vintage disclosures" to require the disclosure of current-period gross write-offs by year of origination. The Company will continue to apply the current TDR accounting model until the adoption of ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326) on January 1, 2023. The adoption of ASU 2022-02 is not expected to have a material impact on the Company's operating results or financial condition.

On January 7, 2021, the FASB has issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. The new guidance amends the scope of ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which was aimed at easing the potential accounting burden expected when global capital markets move away from the London Interbank Offered Rate ("LIBOR") (the benchmark interest rate banks use to make short-term loans to each other) and provided temporary, optional expedients and exceptions for applying accounting guidance to contract modifications and hedging relationships, subject

Notes to Consolidated Financial Statements

to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. ASU 2021-01 is effective March 12, 2020 through December 31, 2022, however on October 5, 2022, the FASB affirmed the decision to defer the sunset date of Topic 848 to December 31, 2024. As the majority of the Company's securities tied to LIBOR are expected to transition to the Secured Overnight Financing Rate ("SOFR") or pay off before the transition date and given that the Company does not have a substantial amount of commercial loans tied to LIBOR, the Adoption of ASU 2021-01 is not expected to have a material impact on the Company's operating results or financial condition.

Notes to Consolidated Financial Statements

3.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company records unrealized gains and losses, net of taxes, on securities available for sale in accumulated other comprehensive income (loss) in the Consolidated Statements of Changes in Stockholders' Equity. Gains and losses on securities available for sale are reclassified to operations as the gains or losses are recognized. Other-than-temporary impairment losses on debt securities are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income (loss). The Company also recognizes as a component of other comprehensive income (loss) the actuarial gains or losses as well as the prior service costs or credits that arise during the period from post-retirement benefit plans.

Other comprehensive income (loss) components and related income tax effects were as follows:

	Year Ended December 31,		
	2022	2021	2020
(In thousands)			
Change in obligation for postretirement benefits and for prior service credit	$ 297	$ 231	$ 198
Change in obligation for other benefits	338	(294)	164
Change in total obligation for postretirement benefits and for prior service credit and for other benefits	635	(63)	362
Income tax benefit (expense)	(185)	17	(99)
Net change in total obligation for postretirement benefits and prior service credit and for other benefits	450	(46)	263
Unrealized holding gains (losses) on available for sale securities	(163,001)	(15,438)	20,374
Reclassification adjustment for losses (gains) realized in income	3,621	(654)	(1,604)
Accretion of net unrealized loss on securities transferred to held-to-maturity	1,255	—	—
Change in unrealized gains (losses) on available for sale securities	(158,125)	(16,092)	18,770
Income tax benefit (expense)	43,559	4,371	(5,082)
Net change in unrealized gains (losses) on securities	(114,566)	(11,721)	13,688
Total	$ (114,116)	$ (11,767)	$ 13,951

The following is a summary of the accumulated other comprehensive income (loss) balances, net of income taxes:

	Balance as of January 1, 2022	Current Period Change	Income Tax Effect	Balance as of December 31, 2022
(In thousands)				
Unrealized gains (losses) on benefits plans	$ (2,102)	$ 635	$ (185)	$ (1,652)
Unrealized gains (losses) on available for sale securities	7,511	(142,230)	39,180	(95,539)
Unaccreted unrealized loss on securities transferred to held-to-maturity	—	(15,895)	4,379	(11,516)
Total	$ 5,409	$ (157,490)	$ 43,374	$ (108,707)

	Balance as of January 1, 2021	Current Period Change	Income Tax Effect	Balance as of December 31, 2021
(In thousands)				
Unrealized gains (losses) on benefits plans	$ (2,056)	$ (63)	$ 17	$ (2,102)
Unrealized gains (losses) on available for sale securities	19,232	(16,092)	4,371	7,511
Total	$ 17,176	$ (16,155)	$ 4,388	$ 5,409

Notes to Consolidated Financial Statements

The following represents the reclassifications out of accumulated other comprehensive income (loss):

	Year Ended December 31,			Affected Line Item in the Consolidated
	2022	2021	2020	Statements of Income
(In thousands)				
Realized gains (losses) on sale of available for sale securities	$ (3,637)	$ 649	$ 1,605	Gain (loss) on sale of securities
Recognized gains (losses) on OTTI securities	16	5	(1)	Non-Interest Income - other
Accretion of net unrealized loss on securities transferred to held-to-maturity	(1,255)	—	—	Interest income on securities
Total reclassifications	(4,876)	654	1,604	
Income tax expense (benefit)	(1,343)	180	438	Income tax expense (benefit)
Total reclassifications, net of income tax	$ (3,533)	$ 474	$ 1,166	
Prior service credit on pension plans and other postretirement benefits	$ 29	$ 29	$ 28	Compensation and employee benefits
Income tax benefit	(8)	(8)	(8)	Income tax expense (benefit)
Total reclassifications, net of income tax	$ 21	$ 21	$ 20	
Total reclassifications, net of income tax	$ (3,512)	$ 495	$ 1,186	

Notes to Consolidated Financial Statements

4. INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale and held-to-maturity as of December 31, 2022 are as follows:

(In thousands)		December 31, 2022			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:					
Mortgage-related:					
Government sponsored entities ("GSE") residential CMOs ("collateralized mortgage obligations")	$	427,529	$ 24	$ (38,293)	$ 389,260
GSE commercial certificates & CMO		222,620	—	(8,834)	213,786
Non-GSE residential certificates		123,139	—	(16,059)	107,080
Non-GSE commercial certificates		108,286	—	(10,804)	97,482
		881,574	24	(73,990)	807,608
Other debt:					
U.S. Treasury		199	—	(7)	192
Asset backed securities ("ABS")		901,746	34	(39,617)	862,163
Trust preferred		10,988	—	(845)	10,143
Corporate		149,836	—	(17,466)	132,370
		1,062,769	34	(57,935)	1,004,868
Total available for sale	$	1,944,343	$ 58	$ (131,925)	$ 1,812,476

		Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held-to-maturity:					
Mortgage-related:					
GSE residential CMOs	$	69,391	$ —	$ (4,054)	$ 65,337
GSE commercial certificates		90,335	—	(11,186)	79,149
GSE residential certificates		428	—	(17)	411
Non-GSE commercial certificates		32,635	9	(3,148)	29,496
Non-GSE residential certificates		50,468	—	(5,245)	45,223
		243,257	9	(23,650)	219,616
Other debt:					
ABS		288,682	—	(15,175)	273,507
Commercial PACE		255,424	—	(26,782)	228,642
Residential PACE		656,453	—	(44,833)	611,620
Municipal		95,485	—	(15,999)	79,486
Other		2,000	—	—	2,000
		1,298,044	—	(102,789)	1,195,255
Total held-to-maturity	$	1,541,301	$ 9	$ (126,439)	$ 1,414,871

Notes to Consolidated Financial Statements

As of December 31, 2022, available for sale securities with a fair value of $1.01 billion were pledged with $282.8 million held-to-maturity securities being pledged. The majority of the securities were pledged to the FHLBNY to secure outstanding advances, letters of credit and to provide additional borrowing potential. In addition, securities were pledged to provide capacity to borrow from the Federal Reserve Bank and to collateralize municipal deposits.

The amortized cost and fair value of investment securities available for sale and held-to-maturity as of December 31, 2021 are as follows:

| | December 31, 2021 | | | |
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
Mortgage-related:				
GSE residential certificates	$ 3,838	$ 129	$ —	$ 3,967
GSE residential CMOs	460,571	5,697	(2,385)	463,883
GSE commercial certificates & CMO	364,274	6,855	(765)	370,364
Non-GSE residential certificates	66,756	29	(646)	66,139
Non-GSE commercial certificates	81,705	12	(616)	81,101
	977,144	12,722	(4,412)	985,454
Other debt:				
U.S. Treasury	200	—	—	200
ABS	988,061	3,351	(2,224)	989,188
Trust preferred	14,631	—	(484)	14,147
Corporate	123,013	1,681	(273)	124,421
	1,125,905	5,032	(2,981)	1,127,956
Total available for sale	$ 2,103,049	$ 17,754	$ (7,393)	$ 2,113,410

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held-to-maturity:				
Mortgage-related:				
GSE commercial certificates	$ 30,742	$ —	$ (489)	$ 30,253
GSE residential certificates	442	19	—	461
Non-GSE commercial certificates	10,333	13	(288)	10,058
Non-GSE residential certificates	10,796	5	—	10,801
	52,313	37	(777)	51,573
Other debt:				
ABS	75,800	1	(50)	75,751
Commercial PACE	175,712	2,434	—	178,146
Residential PACE	451,682	3,499		455,181
Municipal	84,962	2,045	(1,056)	85,951
Other	3,100	2	—	3,102
	791,256	7,981	(1,106)	798,131
Total held-to-maturity	$ 843,569	$ 8,018	$ (1,883)	$ 849,704

Notes to Consolidated Financial Statements

As of December 31, 2021, available for sale securities with a fair value of $907.1 million were pledged; $126.6 million held-to-maturity securities were pledged. The majority of the securities were pledged to the FHLBNY to secure outstanding advances, letters of credit and to provide additional borrowing potential. In addition, securities were pledged to provide capacity to borrow from the Federal Reserve and to collateralize municipal deposits.

The Company reassessed the classification of certain investments during the year ended December 31, 2022 and transferred securities with a book value of $277.3 million from available for sale to held-to-maturity. The transfer occurred at fair market value totaling $260.1 million. The related unrealized losses of $17.2 million were converted to a discount that is being accreted through interest income on a level-yield method over the term of the securities, while the unrealized losses recorded in other comprehensive income are amortized out of other comprehensive income through interest income on a level-yield method over the remaining term of the securities, with no net change to interest income. No gain or loss was recorded at the time of the transfer. During the year ended December 31, 2021, there were no transfers of securities between available for sale and held-to-maturity.

The following table summarizes the amortized cost and fair value of debt securities available for sale and held-to-maturity, exclusive of mortgage-backed securities, by their contractual maturity as of December 31, 2022. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty:

| | Available for Sale | | Held-to-maturity | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
(In thousands)				
Due within one year	$ —	$ —	$ 2,000	$ 2,000
Due after one year through five years	67,979	60,511	9,419	8,919
Due after five years through ten years	425,938	409,079	10,561	9,590
Due after ten years	568,852	535,278	1,276,064	1,174,746
	$ 1,062,769	$ 1,004,868	$ 1,298,044	$ 1,195,255

Proceeds received and gains and losses realized on sales of securities are summarized below:

| | Year Ended December 31, | | |
(In thousands)	2022	2021	2020
Proceeds	$ 249,936	$ 111,274	$ 94,698
Realized gains	$ 168	$ 1,057	$ 2,111
Realized losses	(3,805)	(408)	(506)
Net realized gains (losses)	$ (3,637)	$ 649	$ 1,605

The Company controls and monitors inherent credit risk in its securities portfolio through due diligence, diversification, concentration limits, periodic securities reviews, and by investing in low risk securities. This includes high quality Non-Agency Securities, low LTV PACE Bonds and a significant portion of the securities portfolio in GSE obligations. GSEs include the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA"), the Government National Mortgage Association ("GNMA") and the Small Business Administration ("SBA"). GNMA is a wholly owned U.S. Government corporation whereas FHLMC and FNMA are private. Mortgage-related securities may include mortgage pass-through certificates, participation certificates and CMOs. At December 31, 2022 and December 31, 2021, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

Notes to Consolidated Financial Statements

The following summarizes the fair value and unrealized losses for those available for sale and held-to-maturity securities as of December 31, 2022 and December 31, 2021, respectively, segregated between securities that have been in an unrealized loss position for less than twelve months and those that have been in a continuous unrealized loss position for twelve months or longer at the respective dates:

	December 31, 2022					
	Less Than Twelve Months		Twelve Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:						
Mortgage-related:						
GSE residential CMOs	$ 231,562	$ 13,937	$ 151,285	$ 24,356	$ 382,847	$ 38,293
GSE commercial certificates & CMO	153,325	6,729	60,461	2,105	213,786	8,834
Non-GSE residential certificates	72,527	8,969	34,553	7,090	107,080	16,059
Non-GSE commercial certificates	62,243	4,842	35,239	5,962	97,482	10,804
Other debt:						
US Treasury	192	7	—	—	192	7
ABS	530,269	17,290	299,425	22,327	829,694	39,617
Trust preferred	—	—	10,143	845	10,143	845
Corporate	89,054	9,772	43,316	7,694	132,370	17,466
Total available for sale	$ 1,139,172	$ 61,546	$ 634,422	$ 70,379	$ 1,773,594	$ 131,925

	Less Than Twelve Months		Twelve Months or Longer		Total	
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
Held-to-maturity:						
Mortgage-related:						
GSE CMOs	$ 54,475	$ 2,891	$ 10,862	$ 1,163	$ 65,337	$ 4,054
GSE commercial certificates	48,934	3,404	30,215	7,782	79,149	11,186
GSE residential certificates	411	17	—	—	411	17
Non GSE commercial certificates	11,192	656	18,283	2,492	29,475	3,148
Non GSE residential certificates	39,426	4,784	5,797	461	45,223	5,245
Other debt:						
ABS	224,279	11,078	49,228	4,097	273,507	15,175
Commercial PACE	228,642	26,782	—	—	228,642	26,782
Residential PACE	611,620	44,833	—	—	611,620	44,833
Municipal	48,190	5,866	31,296	10,133	79,486	15,999
Total held-to-maturity	$ 1,267,169	$ 100,311	$ 145,681	$ 26,128	$ 1,412,850	$ 126,439

Notes to Consolidated Financial Statements

	December 31, 2021					
	Less Than Twelve Months		Twelve Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:						
Mortgage-related:						
GSE residential CMOs	$ 222,825	$ 2,385	$ —	$ —	$ 222,825	$ 2,385
GSE commercial certificates & CMO	28,695	271	159,681	494	188,376	765
Non-GSE residential certificates	55,284	646	—	—	55,284	646
Non-GSE commercial certificates	42,530	247	23,124	369	65,654	616
Other debt:						
ABS	374,241	1,903	71,746	321	445,987	2,224
Trust preferred	—	—	14,147	484	14,147	484
Corporate	48,743	273	—	—	48,743	273
Total available for sale	$ 772,318	$ 5,725	$ 268,698	$ 1,668	$ 1,041,016	$ 7,393

	Less Than Twelve Months		Twelve Months or Longer		Total	
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
Held-to-maturity:						
Mortgage-related:						
GSE commercial certificates	$ 30,253	$ 489	$ —	$ —	$ 30,253	$ 489
Non GSE commercial certificates	9,857	288	—	—	9,857	288
Other debt:						
ABS	26,951	50	—	—	26,951	50
Municipal	38,468	852	3,876	204	42,344	1,056
Total held-to-maturity	$ 105,529	$ 1,679	$ 3,876	$ 204	$ 109,405	$ 1,883

The temporary impairment of fixed income securities is primarily attributable to changes in overall market interest rates and/or changes in credit spreads since the investments were acquired. In general, as market interest rates rise and/or credit spreads widen, the fair value of fixed rate securities will decrease, as market interest rates fall and/or credit spreads tighten, the fair value of fixed rate securities will increase.

As of December 31, 2022, excluding GSE and U.S. Treasury securities., temporarily impaired securities totaled $2.57 billion with an unrealized loss of $205.5 million. These securities were rated investment grade by at least one Nationally Recognized Statistical Rating Organization ("NRSRO") with no ratings below investment grade. All issues were current as to their interest payments. The Company has had no losses on any PACE bonds and are not aware of any losses that could be material in the sector given the low LTV position. Management considers that the temporary impairment of these investments as of December 31, 2022 is primarily due to an increase in market spreads since the time these investments were acquired.

With respect to the Company's security investments that are temporarily impaired as of December 31, 2022, management does not intend to sell these investments and does not believe it will be necessary to do so before anticipated recovery. The Company expects to collect all amounts due according to the contractual terms of these investments. Therefore, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2022. None of these positions or other securities held in the portfolio or sold during the year were purchased with the intent of selling them or would otherwise be classified as trading securities under ASC No. 320, Investments – Debt Securities.

For the years ended December 31, 2022, 2021 and 2020, the Company recorded an OTTI recovery of $15,900, compared to a recovery of $4,800 and a loss of $900, respectively.

Notes to Consolidated Financial Statements

Events which may cause material declines in the fair value of debt investments may include, but are not limited to, deterioration of credit metrics, higher incidences of default, worsening liquidity, worsening global or domestic economic conditions or adverse regulatory action. Management does not believe that there are any cases of unrecorded OTTI as of December 31, 2022.

FHLBNY Stock

The Company owned 296,068 shares and 37,199 shares at a cost of $100 per share at December 31, 2022 and December 31, 2021, respectively. Dividend income on FHLBNY stock amounted to approximately $0.5 million, $0.2 million, and $0.2 million during the years ended December 31, 2022, 2021 and 2020, respectively.

Notes to Consolidated Financial Statements

5.   LOANS RECEIVABLE, NET

Loans receivable are summarized as follows:

(In thousands)	December 31, 2022	December 31, 2021
Commercial and industrial	$ 925,641	$ 729,385
Multifamily	967,521	821,801
Commercial real estate	335,133	369,429
Construction and land development	37,696	31,539
Total commercial portfolio	2,265,991	1,952,154
Residential real estate lending	1,371,779	1,063,682
Consumer and other	463,999	291,818
Total retail portfolio	1,835,778	1,355,500
Total loans receivable	4,101,769	3,307,654
Net deferred loan origination costs	4,233	4,570
Total loans receivable, net of deferred loan origination costs (fees)	4,106,002	3,312,224
Allowance for loan losses	(45,031)	(35,866)
Total loans receivable, net	$ 4,060,971	$ 3,276,358

Lending Risk

The principal business of the Company is lending in commercial and industrial loans, multifamily mortgage loans, commercial real estate loans, construction and land development loans, residential real estate mortgage loans, and consumer and other loans. The Company considers its primary lending area to be the states of New York, and California, and Washington, D.C. A substantial portion of the Company's loans are secured by real estate in these areas. Accordingly, the ultimate collectability of the loan portfolio is susceptible to changes in market and economic conditions in this region.

Commercial and Industrial Loans

Loans in this classification are made to businesses and include term loans, lines of credit, and senior secured loans to corporations. Generally, these loans are secured by assets of the business and repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer and/or business spending, will have an effect on the credit quality in this loan class.

Multifamily Mortgage Loans

Loans in this classification include income producing residential investment properties of five or more families. Loans are made to established owners with a proven and demonstrable record of strong performance. Repayment is derived generally from the rental income generated from the property and may be supplemented by the owners' personal cash flow. Credit risk arises with an increase in vacancy rates, property mismanagement and the predominance of non-recourse loans that are customary in the industry.

Commercial Real Estate Loans

Loans in this classification include income producing investment properties and owner-occupied real estate used for business purposes. The underlying properties are located largely in the Company's primary market area. The cash flows of the income producing investment properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on credit quality. In the case of owner-occupied real estate used for business purposes, a weakened economy and resultant decreased consumer and/or business spending will have an adverse effect on credit quality.

Notes to Consolidated Financial Statements

Construction and Land Development Loans

Loans in this classification primarily include land loans to local individuals, contractors and developers for developing the land for sale or for the purpose of making improvements thereon. Repayment is derived primarily from sale of the lots/units including any pre-sold units. Credit risk is affected by market conditions, time to sell at an adequate price and cost overruns. To a lesser extent, this class includes commercial development projects that the Company finances, which in most cases require interest only during construction, and then convert to permanent financing. Construction delays, cost overruns, market conditions and the availability of permanent financing, to the extent such permanent financing is not being provided by the Bank, all affect the credit risk in this loan class.

Residential Real Estate Loans

Loans in this classification are generally secured by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. Loans in this class are secured by both first liens and second liens. The overall health of the economy, including unemployment rates and housing prices, can have an effect on the credit quality in this loan class.

Consumer and Other Loans

Loans in this classification may be either secured or unsecured. Residential solar loans compose the majority of this portfolio, with student loans and other consumer products composing the remainder. Repayment is dependent on the credit quality of the individual borrower and, if applicable, sale of the collateral securing the loan. Therefore, the overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this loan class.

The following table presents information regarding the quality of the Company's loans as of December 31, 2022:

	30-89 Days Past Due	Non-Accrual	90 Days or More Delinquent and Still Accruing Interest	Total Past Due	Current	Total Loans Receivable
(In thousands)						
Commercial and industrial	$ 27	$ 9,629	$ —	$ 9,656	$ 915,985	$ 925,641
Multifamily	—	3,828	—	3,828	963,693	967,521
Commercial real estate	11,718	4,851	—	16,569	318,564	335,133
Construction and land development	16,426	—	—	16,426	21,270	37,696
Total commercial portfolio	28,171	18,308	—	46,479	2,219,512	2,265,991
Residential real estate lending	1,185	1,807	—	2,992	1,368,787	1,371,779
Consumer and other	3,545	1,584	—	5,129	458,870	463,999
Total retail portfolio	4,730	3,391	—	8,121	1,827,657	1,835,778
	$ 32,901	$ 21,699	$ —	$ 54,600	$4,047,169	$4,101,769

Notes to Consolidated Financial Statements

The following table presents information regarding the quality of the Company's loans as of December 31, 2021:

(In thousands)	30-89 Days Past Due	Non-Accrual	90 Days or More Delinquent and Still Accruing Interest	Total Past Due	Current	Total Loans Receivable
Commercial and industrial	$ —	$ 8,313	$ —	$ 8,313	$ 721,072	$ 729,385
Multifamily	13,537	2,907	—	16,444	805,357	821,801
Commercial real estate	21,599	4,054	—	25,653	343,776	369,429
Construction and land development	26,482	—	—	26,482	5,057	31,539
Total commercial portfolio	61,618	15,274	—	76,892	1,875,262	1,952,154
Residential real estate lending	4,811	12,525	—	17,336	1,046,346	1,063,682
Consumer and other	1,590	420	—	2,010	289,808	291,818
Total retail portfolio	6,401	12,945	—	19,346	1,336,154	1,355,500
	$ 68,019	$ 28,219	$ —	$ 96,238	$3,211,416	$3,307,654

The Company has certain non-performing loans included in the balance of Loans held for sale on the Consolidated Statements of Financial Condition. There were $6.9 million and $1.0 million such loans as of December 31, 2022 and December 31, 2021, respectively.

For a loan modification to be considered a TDR in accordance with ASC 310-40, both of the following conditions must be met: the borrower is experiencing financial difficulty, and the creditor has granted a concession (except for an "insignificant delay in payment", defined as six months or less). Loans modified as TDRs are placed on nonaccrual status until the Company determines that future collection of principal and interest is reasonably assured, which generally requires that the borrower demonstrate performance according to the restructured terms for a period of at least six months. The Company's TDRs primarily involve rate reductions, forbearance of arrears or extension of maturity. TDRs are included in total impaired loans as of the respective date.

The following table presents information regarding the Company's TDRs as of December 31, 2022 and December 31, 2021:

(In thousands)	December 31, 2022			December 31, 2021		
	Accruing	Nonaccrual	Total	Accruing	Nonaccrual	Total
Commercial and industrial	$ 3,503	$ 9,629	$ 13,132	$ 4,052	$ 8,313	$ 12,365
Commercial real estate	—	2,900	2,900	—	3,166	3,166
Construction and land development	2,424	—	2,424	7,476	—	7,476
Residential real estate lending	175	973	1,148	13,469	2,018	15,487
	$ 6,102	$ 13,502	$ 19,604	$ 24,997	$ 13,497	$ 38,494

Notes to Consolidated Financial Statements

The financial effects of TDRs granted for the year ended December 31, 2022 are as follows:

(In thousands)	Number of Loans	Recorded Investment	Weighted Average Interest Rate Pre-Modification	Weighted Average Interest Rate Post-Modification	Charge-off Amount
Commercial and industrial	2	$ 8,171	6.79%	6.79%	$ —
Commercial real estate	4	10,647	3.85%	3.85%	—
	6	$ 18,818	5.13%	5.13%	$ —

The financial effects of TDRs granted for the year ended December 31, 2021 are as follows:

(In thousands)	Number of Loans	Recorded Investment	Weighted Average Interest Rate Pre-Modification	Weighted Average Interest Rate Post-Modification	Charge-off Amount
Commercial and industrial	1	$ 2,536	6.50%	4.00%	$ —
Construction and land development	2	7,477	4.30%	4.30%	—
	3	$ 10,013	4.86%	4.22%	$ —

The following tables summarize the Company's loan portfolio by credit quality indicator as of December 31, 2022:

(In thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Commercial and industrial	$ 893,637	$ 6,983	$ 23,275	$ 1,746	$ 925,641
Multifamily	947,661	13,696	6,164	—	967,521
Commercial real estate	299,953	24,679	10,501	—	335,133
Construction and land development	21,270	14,002	2,424	—	37,696
Residential real estate lending	1,369,972	—	1,807	—	1,371,779
Consumer and other	462,415	—	1,584	—	463,999
Total loans	$ 3,994,908	$ 59,360	$ 45,755	$ 1,746	$ 4,101,769

The following tables summarize the Company's loan portfolio by credit quality indicator as of December 31, 2021:

(In thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Commercial and industrial	$ 693,312	$ 10,165	$ 25,908	$ —	$ 729,385
Multifamily	721,869	48,804	51,128	—	821,801
Commercial real estate	295,261	13,947	60,221	—	369,429
Construction and land development	24,063	—	7,476	—	31,539
Residential real estate lending	1,050,865	292	12,525	—	1,063,682
Consumer and other	291,398	—	420	—	291,818
Total loans	$ 3,076,768	$ 73,208	$ 157,678	$ —	$ 3,307,654

The above classifications follow regulatory guidelines and can be generally described as follows:

- pass loans are of satisfactory quality;

- special mention loans have a potential weakness or risk that may result in the deterioration of future repayment;

- substandard loans are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged (these loans have a well-defined weakness, and there is a distinct possibility that the Company will sustain some loss); and

- doubtful loans, based on existing circumstances, have weaknesses that make collection or liquidation in full highly questionable and improbable.

Notes to Consolidated Financial Statements

In addition, consumer and residential loans are classified utilizing an inter-agency methodology that incorporates the extent of delinquency. Assigned risk rating grades are continuously updated as new information is obtained.

The following table provides information regarding the methods used to evaluate the Company's loans for impairment by portfolio, and the Company's allowance by portfolio based upon the method of evaluating loan impairment as of December 31, 2022:

(In thousands)	Commercial and Industrial	Multifamily	Commercial Real Estate	Construction and Land Development	Residential Real Estate Lending	Consumer and Other	Total
Loans:							
Individually evaluated for impairment	$ 14,716	$ 3,828	$ 4,851	$ 2,424	$ 1,982	$ —	$ 27,801
Collectively evaluated for impairment	910,925	963,693	330,282	35,272	1,369,797	463,999	4,073,968
Total loans	$ 925,641	$ 967,521	$ 335,133	$ 37,696	$ 1,371,779	$ 463,999	$4,101,769
Allowance for loan losses:							
Individually evaluated for impairment	$ 5,433	$ 180	$ —	$ —	$ 55	$ —	$ 5,668
Collectively evaluated for impairment	7,483	6,924	3,627	825	11,283	9,221	39,363
Total allowance for loan losses	$ 12,916	$ 7,104	$ 3,627	$ 825	$ 11,338	$ 9,221	$ 45,031

The following table provides information regarding the methods used to evaluate the Company's loans for impairment by portfolio, and the Company's allowance by portfolio based upon the method of evaluating loan impairment as of December 31, 2021:

(In thousands)	Commercial and Industrial	Multifamily	Commercial Real Estate	Construction and Land Development	Residential Real Estate Lending	Consumer and Other	Total
Loans:							
Individually evaluated for impairment	$ 12,785	$ 2,907	$ 4,054	$ 7,476	$ 25,994	$ —	$ 53,216
Collectively evaluated for impairment	716,600	818,894	365,375	24,063	1,037,688	291,818	3,254,438
Total loans	$ 729,385	$ 821,801	$ 369,429	$ 31,539	$1,063,682	$ 291,818	$3,307,654
Allowance for loan losses:							
Individually evaluated for impairment	$ 4,350	$ —	$ —	$ —	$ 755	$ —	$ 5,105
Collectively evaluated for impairment	6,302	4,760	7,273	405	8,253	3,768	30,761
Total allowance for loan losses	$ 10,652	$ 4,760	$ 7,273	$ 405	$ 9,008	$ 3,768	$ 35,866

Notes to Consolidated Financial Statements

The activities in the allowance by portfolio for the year ended December 31, 2022 are as follows:

(In thousands)	Commercial and Industrial	Multifamily	Commercial Real Estate	Construction and Land Development	Residential Real Estate Lending	Consumer and Other	Total
Allowance for loan losses:							
Beginning balance	$ 10,652	$ 4,760	$ 7,273	$ 405	$ 9,008	$ 3,768	$ 35,866
Provision for (recovery of) loan losses	1,990	2,760	(3,646)	807	2,978	10,113	15,002
Charge-offs	—	(416)	—	(389)	(2,448)	(5,143)	(8,396)
Recoveries	274	—	—	2	1,800	483	2,559
Ending Balance	$ 12,916	$ 7,104	$ 3,627	$ 825	$ 11,338	$ 9,221	$ 45,031

The activities in the allowance by portfolio for the year ended December 31, 2021 are as follows:

(In thousands)	Commercial and Industrial	Multifamily	Commercial Real Estate	Construction and Land Development	Residential Real Estate Lending	Consumer and Other	Total
Allowance for loan losses:							
Beginning balance	$ 9,065	$ 10,324	$ 6,213	$ 2,077	$ 12,330	$ 1,580	$ 41,589
Provision for (recovery of) loan losses	2,179	(1,483)	1,374	(1,675)	(5,409)	4,727	(287)
Charge-offs	(813)	(4,081)	(314)	—	(1,081)	(2,699)	(8,988)
Recoveries	221	—	—	3	3,168	160	3,552
Ending Balance	$ 10,652	$ 4,760	$ 7,273	$ 405	$ 9,008	$ 3,768	$ 35,866

The activities in the allowance by portfolio for the year ended December 31, 2020 are as follows:

(In thousands)	Commercial and Industrial	Multifamily	Commercial Real Estate	Construction and Land Development	Residential Real Estate Lending	Consumer and Other	Total
Allowance for loan losses:							
Beginning balance	$ 11,126	$ 5,210	$ 2,492	$ 808	$ 14,149	$ 62	$ 33,847
Provision for (recovery of) loan losses	9,175	5,114	7,508	2,238	(2,302)	3,058	24,791
Charge-offs	(11,293)	—	(3,787)	(970)	(492)	(1,691)	(18,233)
Recoveries	57	—	—	1	975	151	1,184
Ending Balance	$ 9,065	$ 10,324	$ 6,213	$ 2,077	$ 12,330	$ 1,580	$ 41,589

Notes to Consolidated Financial Statements

The following is additional information regarding the Company's impaired loans and the allowance related to such loans as of and for the year ended December 31, 2022 and December 31, 2021:

(In thousands)	Recorded Investment	Average Recorded Investment	Unpaid Principal Balance	Related Allowance
December 31, 2022				
Loans without a related allowance:				
Residential real estate lending	$ 764	$ 5,636	$ 1,761	$ —
Multifamily	334	167	334	—
Construction and land development	2,424	4,950	7,476	—
Commercial real estate	4,851	4,453	5,023	—
Commercial and industrial	3,791	1,896	3,881	—
	12,164	17,102	18,475	—
Loans with a related allowance:				
Residential real estate lending	1,218	8,352	1,278	55
Multifamily	3,494	3,201	3,494	180
Commercial and industrial	10,925	11,855	11,975	5,433
	15,637	23,408	16,747	5,668
Total impaired loans:				
Residential real estate lending	1,982	13,988	3,039	55
Multifamily	3,828	3,368	3,828	180
Construction and land development	2,424	4,950	7,476	—
Commercial real estate	4,851	4,453	5,023	—
Commercial and industrial	14,716	13,751	15,856	5,433
	$ 27,801	$ 40,510	$ 35,222	$ 5,668

(In thousands)	Recorded Investment	Average Recorded Investment	Unpaid Principal Balance	Related Allowance
December 31, 2021				
Loans without a related allowance:				
Residential real estate lending	$ 10,507	$ 15,666	$ 11,896	$ —
Construction and land development	7,476	9,330	7,476	—
Commercial real estate	4,054	3,744	4,953	—
	22,037	28,740	24,325	—
Loans with a related allowance:				
Residential real estate lending	15,487	18,120	19,306	755
Multifamily	2,907	6,241	8,024	—
Commercial and industrial	12,785	13,746	13,207	4,350
	31,179	38,107	40,537	5,105
Total impaired loans:				
Residential real estate lending	25,994	33,786	31,202	755
Multifamily	2,907	6,241	8,024	—
Construction and land development	7,476	9,330	7,476	—
Commercial real estate	4,054	3,744	4,953	—
Commercial and industrial	12,785	13,746	13,207	4,350
	$ 53,216	$ 66,847	$ 64,862	$ 5,105

Notes to Consolidated Financial Statements

As of December 31, 2022 and December 31, 2021, mortgage loans with an unpaid principal balance of $0.80 billion and $1.10 billion respectively, are pledged to the FHLBNY to secure outstanding advances and letters of credit. There were $1.6 million in related party loans outstanding as of December 31, 2022 compared to $0.5 million in related party loans as of December 31, 2021.

Notes to Consolidated Financial Statements

6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,			
	2022		**2021**	
(In thousands)				
Buildings, premises and improvements	$	28,150	$	29,935
Furniture, fixtures and equipment		6,787		7,020
Projects in process		561		—
		35,498		36,955
Accumulated depreciation and amortization		(25,642)		(25,220)
	$	9,856	$	11,735

Depreciation and amortization expense charged to operations amounted to $3.5 million, $3.6 million, and $6.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. During the year ended December 31, 2020, the Bank completed closures of eight branch offices, resulting in $2.3 million in accelerated depreciation recorded on the "occupancy and depreciation" expense line item on the Consolidated Statements of Income.

Notes to Consolidated Financial Statements

7. DEPOSITS

Deposits are summarized as follows:

	December 31, 2022		December 31, 2021	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
(In thousands)				
Non-interest-bearing demand deposit accounts	$ 3,331,067	0.00 %	$ 3,335,005	0.00 %
NOW accounts	206,434	0.73 %	210,844	0.08 %
Money market deposit accounts	2,445,396	0.94 %	2,227,953	0.12 %
Savings accounts	386,190	0.75 %	375,301	0.11 %
Time deposits	151,699	2.57 %	207,152	0.32 %
Brokered CD	74,251	3.84 %	—	0.00 %
	$ 6,595,037	0.52 %	$ 6,356,255	0.06 %

Scheduled maturities of time deposits and brokered CDs as of December 31, 2022 are as follows:

(In thousands)	Balance
2023	$ 208,231
2024	10,866
2025	4,482
2026	1,776
2027	595
Thereafter	—
	$ 225,950

Time deposits of $250,000 or more totaled $110.4 million as of December 31, 2022 and $43.7 million as of December 31, 2021.

From time to time the Company will issue time deposits through the Certificate of Deposit Account Registry Service ("CDARS") for the purpose of providing FDIC insurance to bank customers with balances in excess of FDIC insurance limits. CDARS deposits totaled approximately $28.3 million and $56.0 million as of December 31, 2022 and December 31, 2021, respectively, and are included in Time deposits above.

Our total deposits included deposits from Workers United and its related entities in the amounts of $52.2 million as of December 31, 2022 and $99.9 million as of December 31, 2021.

Included in total deposits are state and municipal deposits totaling $88.3 million and $65.5 million as of December 31, 2022 and December 31, 2021, respectively. Such deposits are secured by letters of credit issued by the FHLBNY or by securities pledged with the FHLBNY.

Notes to Consolidated Financial Statements

8. FHLBNY ADVANCES

There were $580 million in outstanding FHLBNY advances as of December 31, 2022, and no outstanding FHLBNY advances as of December 31, 2021. There were $580 million of FHLBNY advances with an overnight contractual maturity, and the average interest rate on outstanding FHLBNY advances was 4.58% at December 31, 2022. FHLBNY advances are collateralized by the FHLBNY stock owned by the Company plus a pledge of other eligible assets comprised of securities and mortgage loans. Assets are pledged to collateral capacity. As of December 31, 2022, the value of the other eligible assets had an estimated market value net of haircut totaling $1.40 billion (comprised of securities of $760.3 million and mortgage loans of $616.9 million). The fair value of assets pledged to the FHLBNY is required to be not less than 110% of the outstanding advances.

Notes to Consolidated Financial Statements

9. SUBORDINATED DEBT

On November 8, 2021, the Company completed a public offering of $85.0 million of aggregated principal amount of 3.250% Fixed-to-Floating Rate subordinated notes due 2031 (the "Notes"). The fixed rate period is defined from and including November 8, 2021 to, but excluding, November 15, 2026, or the date of earlier redemption. The floating rate period is defined from and including November 15, 2026 to, but excluding, November 15, 2031, or the date of earlier redemption. The floating rate per annum is equal to three-month term SOFR (the "benchmark rate") plus a spread of 230 basis points for each quarterly interest period during the floating rate period, provided however, that if the benchmark rate is less than zero, the benchmark rate shall be deemed to be zero. The subordinated notes will mature on November 15, 2031.

The Company may, at its option, beginning with the interest payment date of November 15, 2026, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") to the extent such approval is then required under the capital adequacy rules of the Federal Reserve Board, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

During the year ended December 31, 2022, the Company repurchased $5.6 million of the subordinated notes, resulting in a gain on repurchase of $0.6 million, included in other non-interest income on the Consolidated Statement of Income. There were no repurchases of subordinated notes during the year ended December 31, 2021.

Notes to Consolidated Financial Statements

10. REGULATORY CAPITAL

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and, additionally for the Bank, the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital requirements that involve quantitative measures of the Company and the Bank's assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classifications also are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total, tier 1, and common equity tier 1 capital (as defined in the regulations) to risk weighted assets, and of tier 1 capital (as defined in the regulations) to average assets. Management believes as of December 31, 2022 and 2021, the Company and the Bank met all capital adequacy requirements.

As of December 31, 2022, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, tier 1 risk-based, common equity tier 1 risk-based, tier 1 leverage ratios as set forth in the table below. Since that notification, there are no conditions or events that management believes have changed the institution's category.

The Company's actual capital amounts and ratios are presented in the following table:

(In thousands)	Actual Amount	Actual Ratio	For Capital Adequacy Purposes [1] Amount	For Capital Adequacy Purposes [1] Ratio	To Be Considered Well Capitalized Amount	To Be Considered Well Capitalized Ratio
December 31, 2022						
Total capital to risk weighted assets	$ 721,324	14.87 %	$ 387,957	8.00 %	N/A	N/A
Tier 1 capital to risk weighted assets	597,022	12.31 %	290,967	6.00 %	N/A	N/A
Tier 1 capital to average assets	597,022	7.52 %	317,738	4.00 %	N/A	N/A
Common equity tier 1 to risk weighted assets	597,022	12.31 %	218,226	4.50 %	N/A	N/A
December 31, 2021						
Total capital to risk weighted assets	$ 656,719	15.95 %	$ 329,471	8.00 %	N/A	N/A
Tier 1 capital to risk weighted assets	534,381	12.98 %	247,103	6.00 %	N/A	N/A
Tier 1 capital to average assets	534,381	7.62 %	280,454	4.00 %	N/A	N/A
Common equity tier 1 to risk weighted assets	534,381	12.98 %	185,327	4.50 %	N/A	N/A

(1) Amounts are shown exclusive of the applicable capital conservation buffer of 2.50%.

Notes to Consolidated Financial Statements

The Bank's actual capital amounts and ratios are presented in the following table:

(In thousands)	Actual Amount	Actual Ratio	For Capital Adequacy Purposes [1] Amount	For Capital Adequacy Purposes [1] Ratio	To Be Considered Well Capitalized Amount	To Be Considered Well Capitalized Ratio
December 31, 2022						
Total capital to risk weighted assets	$ 715,458	14.75 %	$ 388,107	8.00 %	$ 485,134	10.00 %
Tier 1 capital to risk weighted assets	668,864	13.79 %	291,080	6.00 %	388,107	8.00 %
Tier 1 capital to average assets	668,864	8.44 %	317,111	4.00 %	396,389	5.00 %
Common equity tier 1 to risk weighted assets	668,864	13.79 %	218,310	4.50 %	315,337	6.50 %
December 31, 2021						
Total capital to risk weighted assets	$ 613,030	14.89 %	$ 329,376	8.00 %	$ 411,720	10.00 %
Tier 1 capital to risk weighted assets	575,692	13.98 %	247,032	6.00 %	329,376	8.00 %
Tier 1 capital to average assets	575,692	8.21 %	280,433	4.00 %	205,860	5.00 %
Common equity tier 1 to risk weighted assets	575,692	13.98 %	185,274	4.50 %	267,618	6.50 %

(1) Amounts are shown exclusive of the applicable capital conservation buffer of 2.50%.

Notes to Consolidated Financial Statements

11. INCOME TAXES

The components of the provision for income taxes for the years ended December 31, 2022, 2021, and 2020 are as follows:

		Year Ended December 31,				
(In thousands)		2022		2021		2020
Current:						
Federal	$	9,201	$	9,349	$	15,010
State and local		3,111		1,389		1,152
		12,312		10,738		16,162
Deferred:						
Federal		10,709		4,409		(3,497)
State and local		3,666		2,641		3,090
		14,375		7,050		(407)
Total income tax provision	$	26,687	$	17,788	$	15,755

A reconciliation of the expected income tax expense at the statutory federal income tax rate of 21% to the Company's actual income tax benefit and effective tax rate for the years ended December 31, 2022, 2021, and 2020 and is as follows:

	Year Ended December 31,					
	2022		2021		2020	
(In thousands)	Amount	%	Amount	%	Amount	%
Tax expense at federal income tax rate	$ 22,714	21.00 %	$ 14,852	21.00 %	$ 13,008	21.00 %
Increase (decrease) resulting from:						
Tax exempt income	(497)	(0.46)%	(317)	(0.45)%	(862)	(1.39)%
Change in DTA rate	84	0.08 %	(199)	(0.28)%	333	0.54 %
State tax, net of federal benefit	5,354	4.95 %	3,184	4.50 %	3,551	5.73 %
Stock options windfall	(363)	(0.34)%	(94)	(0.13)%	(3)	(0.01)%
Other	(605)	(0.56)%	362	0.51 %	(272)	(0.44)%
Total	$ 26,687	24.67 %	$ 17,788	25.15 %	$ 15,755	25.43 %

As of December 31, 2022 the Company had remaining federal, state and local net operating loss carryforwards of approximately $1.3 million, $42.8 million and $18.7 million, respectively, which are available to offset future federal, state and local income and which expire over varying periods from 2028 through 2037.

Deferred income tax assets and liabilities result from temporary differences between the carrying value of assets and liabilities for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted tax rates and laws that are currently in effect and are reported net in the accompanying Consolidated Statement of Financial Condition.

Notes to Consolidated Financial Statements

The significant components of the net deferred tax assets and liabilities as of December 31, 2022 and 2021, are as follows:

	December 31,	
	2022	**2021**
(In thousands)		
Deferred tax assets:		
Excess tax basis over carrying value of assets:		
Allowance for loan losses	$ 13,237	$ 16,300
Nonaccrual interest income	106	389
Postretirement and other employee benefits	1,563	242
Available for sale securities carried at fair value for financial statement purposes	36,330	—
Depreciation and amortization	1,418	1,123
Operating leases	10,976	13,250
Federal, state and local net operating loss carryforward	4,468	7,285
Transfer of available for sale securities to held-to-maturity	4,379	—
Other, net	600	3,258
Gross deferred tax asset	73,077	41,847
Deferred tax liabilities:		
Available for sale securities carried at fair value for financial statement purposes	—	(2,850)
Unrealized loss on investment	(150)	—
Purchase accounting adjustments, net	(676)	(874)
Operating leases	(8,575)	(10,142)
Net deferred loan fees	(1,169)	(1,262)
Gross deferred tax liabilities	(10,570)	(15,128)
Deferred tax asset, net	$ 62,507	$ 26,719

As of December 31, 2022, the Company's deferred tax assets were valued without an allowance as management concluded that it is more likely than not that the entire amount may be realized. ASC 740, Income Taxes, provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Management reassesses the need for a valuation allowance on an annual basis, or more frequently if warranted. If it is later determined that a valuation allowance is required, it generally will be an expense to the income tax provision in the period such determination is made.

The Company has no uncertain tax positions. The Company and its subsidiaries are subject to Federal, New York State, California, Colorado, District of Columbia, Florida, New Jersey, Massachusetts, Minnesota, North Carolina, Pennsylvania, Virginia and New York City income taxes. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination; with a tax examination presumably to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

As of December 31, 2022, the Company is generally subject to possible examination by federal, state, and local taxing authorities for 2019 and subsequent tax years. Income tax receivable, which is included in other assets, totaled $12.1 million and $20.8 million as of December 31, 2022 and 2021, respectively.

Notes to Consolidated Financial Statements

12. EARNINGS PER SHARE

Following is a table setting forth the factors used in the earnings per share computation follow:

		Year Ended December 31,				
		2022		**2021**		**2020**
(In thousands, except per share amounts)						
Net income attributable to Amalgamated Financial Corp.	$	81,477	$	52,937	$	46,188
Dividends paid on preferred stock		(22)		(22)		(22)
Income attributable to common stock	$	81,455	$	52,915	$	46,166
Weighted average common shares outstanding, basic		30,818		31,104		31,133
Basic earnings per common share	**$**	**2.64**	**$**	**1.70**	**$**	**1.48**
Income attributable to common stock	$	81,455	$	52,915	$	46,166
Weighted average common shares outstanding, basic		30,818		31,104		31,133
Incremental shares from assumed conversion of options and RSUs		375		408		96
Weighted average common shares outstanding, diluted		31,193		31,512		31,229
Diluted earnings per common share	**$**	**2.61**	**$**	**1.68**	**$**	**1.48**

As of December 31, 2022 and December 31, 2021, the Company had 376,000 and 368,000 anti-dilutive shares, respectively.

13. EMPLOYEE BENEFIT PLANS

The Company offers various pension and retirement benefit plans, as well as a long-term incentive plan to eligible employees and directors. Significant benefit plans are described as follows:

Pension Plan

The Company participates in a multi-employer non-contributory pension plan which covers substantially all full-time employees, both unionized and non-unionized. Employees generally qualify for participation in the plan on the first January 1st or July 1st after attaining age 21 and completing 1,000 Hours of Service in a 12 consecutive month period. The collective bargaining agreement covering the unionized employees was last renewed in March 2020. Under the terms of this plan, participants vest 100% upon completion of five years of service, as defined in the plan document. Plan assets are invested in the Consolidated Retirement Fund ("CRF"). The Employer Identification Number of the CRF is 13-3177000 and the Plan Number is 001.

As a multi-employer plan, the Administrator of the CRF does not make separate actuarial valuations with respect to each employer, nor are plan assets so segregated. The benefits provided by the CRF are being funded by the Company and other participating employers through contributions to the Administrator, which are necessary to maintain the CRF on a sound actuarial basis. Contributions are calculated based on a percentage of participants' qualifying base salary, which percentage is determined from time to time by the CRF Board of Trustees.

The Pension Protection Act of 2006 ("PPA") ranks the funded status of multi-employer plans depending upon a plan's current and projected funding. A plan is in the Red Zone (Critical Status) if it has a current funded percentage (as defined) of less than 65%. A plan is in the Yellow Zone (Endangered Status) if it has a current funded percentage of less than 80%, or projects a credit balance deficit within seven years. A plan is in the Green Zone if it has a current funded percentage greater than 80% and does not have a projected credit balance deficit within seven years. For the 2022 and 2021 plan years, pursuant to the PPA, the CRF was certified to be in the Green Zone (i.e. neither Critical Status nor Endangered Status).

The following table summarizes certain information regarding contributions made by the Company to the CRF:

(In thousands)	Contributions		Company contributions greater than 5% of total contributions received by the CRF?
Year Ended December 31,			
2022	$	6,321	Yes
2021		6,193	Yes
2020		6,278	Yes

The amounts of contributions presented in the preceding table represent expense recorded by the Company during the respective periods and are included in Compensation and Employee Benefits expense on the Consolidated Statements of Income.

Retirement Benefit Plans

The Company offers a post-retirement health plan, a life insurance plan, and provides for two other non-qualifying supplemental retirement plan benefits; one for certain former directors, and one for certain former employees. The Company's policy is to fund the cost of health and life benefits in amounts determined in accordance with the plan provisions. The other retirement benefit plans generally contain vesting provisions and service requirements. These plans are unfunded and represent a general obligation of the Company.

Notes to Consolidated Financial Statements

The following table summarizes the plans' benefit obligation, the changes in the plans' benefit obligation, changes in plan assets and the plan's funded status:

(In thousands)	Year Ended December 31,			
		2022		2021
Change in benefit obligation:				
Benefit obligation at beginning of year	$	3,658	$	4,094
Service cost		—		—
Interest cost		71		58
Amendments		—		—
Actuarial gain		(397)		(16)
Benefits paid		(477)		(478)
Benefit obligation at end of year	$	2,855	$	3,658
Change in plan assets:				
Employer contributions	$	477	$	478
Benefits paid		(477)		(478)
Plan assets at end of year	$	—	$	—
Benefit obligation, included in other liabilities	$	2,855	$	3,658

The following table presents before tax effected amounts recognized in accumulated other comprehensive income (loss) at December 31:

(In thousands)	2022		2021		2020
Net actuarial loss	$	2,572	$	3,235	$ 3,200
Prior service credit		(292)		(320)	(349)
Total amount recognized	$	2,280	$	2,915	$ 2,851

Notes to Consolidated Financial Statements

The following table summarizes the components of net periodic benefit cost and other amounts recognized in other comprehensive income:

(In thousands)	2022		2021		2020	
Components of net periodic benefit cost:						
Service cost	$	—	$	—	$	—
Interest cost		71		58		118
Prior service credit amortization		(29)		(29)		(29)
Prior service credit due to curtailments		—		—		—
Recognized actuarial loss		267		400		320
Net periodic benefit	$	309	$	429	$	409
Components of other amounts:						
Net regular actuarial (gain) loss	$	(397)	$	(16)	$	379
Recognized actuarial loss		(267)		(400)		(320)
Prior service credit amortization		29		29		29
Prior service credit due to curtailments		—		450		(450)
Prior service credit due to amendment		—		—		—
Total recognized in other comprehensive income	$	(635)	$	63	$	(362)
Total recognized in comprehensive income	$	(326)	$	492	$	47

The following table summarizes certain weighted average assumptions used to measure the plans' obligation at the end of the year as well as net periodic benefit expense during the year:

	2022	2021	2020
Weighted average assumptions used to determine benefit obligations:			
Discount rate	4.75 %	2.07 %	1.50 %
Weighted average assumptions used to determine net periodic benefit cost:			
Discount rate	2.14 %	1.66 %	3.13 %

The net actuarial loss and prior service credit that is expected to be amortized from accumulated other comprehensive income (loss) and into net periodic (benefit) expense during the year ended December 31, 2023 is $0.2 million.

Future estimated benefit payments are expected to be approximately $0.3 million per annum during the period 2023 through 2031.

401(k) Plans

The Company also offers 2 retirement savings plans which are qualified under Section 401(k) of the Internal Revenue Code ("401(k) Plan"). Substantially all employees are eligible to participate, and participants can contribute up to 15% of their salary subject to certain limitations. The Company does not make contributions to the 401(k) Plan and as such does not incur any direct compensation expense related to the 401(k) Plan.

Long Term Incentive Plans

Stock Options:

The Company has granted stock options in previous years to employees and directors. As of December 31, 2020, all options have vested and are exercisable at the option of the vested holders until the termination of each tranche after 10 years from the grant date or earlier if the employee or director has changed their employment status. The Company does not currently have an active stock option plan that is available for issuing new options.

Notes to Consolidated Financial Statements

A summary of the status of the Company's options as of December 31, 2022 follows:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term			Intrinsic Value *(in thousands)*
Outstanding, December 31, 2021	847,560	$	13.19	4.3	years		
Granted	—		—	—			
Forfeited/ Expired	(18,260)		12.69	—			
Exercised	(402,420)		13.31	—			
Outstanding, December 31, 2022	426,880		13.09	3.3	years	$	4,246
Vested and Exercisable, December 31, 2022	426,880	$	13.09	3.3	years	$	4,246

The range of exercise prices is $11.00 to $14.65 per share.

There were no options compensation costs to employees and directors for the year ended December 31, 2022 and December 31, 2021 as all options had been fully expensed as of December 31, 2020. Total options compensation costs for the year ended 2020 was $0.7 million, and is recorded within compensation and employee benefits expense on the Consolidated Statements of Income. The fair value of all awards outstanding as of December 31, 2022 and December 31, 2021 was $4.2 million and $2.9 million, respectively. No cash was received for options exercised in the years ended December 31, 2022 and December 31, 2021. The Company repurchased 310,176 shares and 920,948 shares for options exercised in the years ended December 31, 2022 and December 31, 2021, respectively.

Restricted Stock Units:

The Amalgamated Financial Corp. 2021 Equity Incentive Plan (the "Equity Plan") provides for the grant of stock-based incentive awards to employees and directors of the Company. The number of shares of common stock of the Company available for stock-based awards in the Equity Plan is 1,250,000 of which 434,907 shares were available for issuance as of December 31, 2022.

Restricted stock units ("RSUs") represent an obligation to deliver shares to an employee or director at a future date if certain vesting conditions are met. RSUs are subject to a time-based vesting schedule, the satisfaction of performance conditions, or the satisfaction of market conditions, and are settled in shares of the Company's common stock. RSUs do not provide dividend equivalent rights from the date of grant and do not provide voting rights. RSUs accrue dividends based on dividends paid on common shares, but those dividends are paid in cash upon satisfaction of the specified vesting requirements on the underlying RSU.

A summary of the status of the Company's time-based vesting RSUs as of December 31, 2022 follows:

	Shares		Grant Date Fair Value
Unvested, December 31, 2021	326,521	$	15.66
Awarded	193,339		19.31
Forfeited/Expired	(42,885)		15.69
Vested	(145,952)		15.83
Unvested, December 31, 2022	331,023	$	17.72

Notes to Consolidated Financial Statements

A summary of the status of the Company's performance-based RSUs as of December 31, 2022 follows:

	Shares	Grant Date Fair Value	
Unvested, December 31, 2021	103,774	$	15.84
Awarded	62,794		17.69
Forfeited/Expired	(46,137)		16.18
Vested	(23,461)		17.91
Unvested, December 31, 2022	96,970	$	16.37

During the year ended December 31, 2022, the Company granted 16,536, 14,376 and 866 performance-based RSUs at a fair value of $17.34, $17.39 and $21.64 per share, respectively which vest subject to the achievement of the Company's corporate goal for the three-year period from January 1, 2022 to December 31, 2024. The corporate goal is based on the Company achieving a target increase in Tangible Book Value, adjusted for certain factors. The minimum and maximum awards that are achievable are 0 and 47,667 shares, respectively.

During the year ended December 31, 2022, the Company granted 31,016 market-based RSUs at a fair value of $17.91 per share which vest subject to the Bank's relative total shareholder return compared to a group of peer banks over a three-year period from February 3, 2022 to February 2, 2025. The minimum and maximum awards that are achievable are 0 and 46,524 shares, respectively.

As of December 31, 2022, the Company reserved 145,455 shares for issuance upon vesting of performance-based RSUs assuming the Company's employees achieve the maximum share payout.

The Company repurchased 54,191 shares and 21,624 shares for RSUs vested in the years ended December 31, 2022 and 2021, respectively.

Of the 427,993 unvested RSUs as of December 31, 2022, the minimum units that will vest, solely due to a service test, are 331,023. The maximum units that will vest, assuming the highest payout on performance and market-based units, are 476,478.

Compensation expense attributable to the employee RSUs was $2.2 million, $1.8 million, and $1.2 million for the years ended December 31, 2022, 2021, and 2020, respectively. The Company recorded an expense of $0.5 million, $0.3 million, and $0.5 million attributable to RSUs granted to directors for the years ended December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022, there was $4.2 million of total unrecognized compensation cost related to the non-vested RSUs granted to employees and directors. This expense may increase or decrease depending on the expected number of performance-based shares to be issued. This expense is expected to be recognized over 2.1 years.

Notes to Consolidated Financial Statements

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assumptions are developed based on prioritizing information within a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. A description of the disclosure hierarchy and the types of financial instruments recorded at fair value that management believes would generally qualify for each category are as follows:

Level 1 - Valuations are based on quoted prices in active markets for identical assets or liabilities. Accordingly, valuation of these assets and liabilities does not entail a significant degree of judgment. Examples include most U.S. Government securities and exchange-traded equity securities.

Level 2 - Valuations are based on either quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly. Financial instruments in this level would generally include mortgage-related securities and other debt issued by GSEs, non-GSE mortgage-related securities, corporate debt, certain redeemable fund investments and certain trust preferred securities.

Level 3 - Valuations are based on inputs to the methodology that are unobservable and significant to the fair value measurement. These inputs reflect management's own judgments about the assumptions that market participants would use in pricing the assets and liabilities.

Assets Measured at Fair Value on a Recurring Basis

Available for sale securities

The Company's available for sale securities are reported at fair value. Investments in fixed income securities are generally valued based on evaluations provided by an independent pricing service. These evaluations represent an exit price or their opinion as to what a buyer would pay for a security, typically in an institutional round lot position, in a current sale. The pricing service utilizes evaluated pricing techniques that vary by asset class and incorporate available market information and, because many fixed income securities do not trade on a daily basis, applies available information through processes such as benchmark curves, benchmarking of available securities, sector groupings and matrix pricing. Model processes, such as option adjusted spread models, are used to value securities that have prepayment features. In those limited cases where pricing service evaluations are not available for a fixed income security, management will typically value those instruments using observable market inputs in a discounted cash flow analysis.

The following summarizes those financial instruments measured at fair value on a recurring basis in the Consolidated Statements of Financial Condition as of the dates indicated, categorized by the relevant class of investment and level of the fair value hierarchy:

(In thousands)	Level 1	Level 2	Level 3	Total
December 31, 2022				
Available for sale securities:				
Mortgage-related:				
GSE residential CMOs	$ —	$ 389,260	$ —	$ 389,260
GSE commercial certificates & CMO	—	213,786	—	213,786
Non-GSE residential certificates	—	107,080	—	107,080
Non-GSE commercial certificates	—	97,482	—	97,482
Other debt:				
U.S. Treasury	192	—	—	192
ABS	—	862,163	—	862,163
Trust preferred	—	10,143	—	10,143
Corporate	—	132,370	—	132,370
Total assets carried at fair value	$ 192	$ 1,812,284	$ —	$ 1,812,476

Notes to Consolidated Financial Statements

(In thousands)	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Available for sale securities:				
Mortgage-related:				
GSE residential certificates	$ —	$ 3,967	$ —	$ 3,967
GSE residential CMOs	—	463,883	—	463,883
GSE commercial certificates & CMO	—	370,364	—	370,364
Non-GSE residential certificates	—	66,139	—	66,139
Non-GSE commercial certificates	—	81,101	—	81,101
Other Debt:				
U.S. Treasury	200	—	—	200
ABS	—	989,188	—	989,188
Trust preferred	—	14,147	—	14,147
Corporate	—	124,421	—	124,421
Total assets carried at fair value	$ 200	$ 2,113,210	$ —	$ 2,113,410

During the years ended December 31, 2022 and 2021, there were no transfers of financial instruments between Level 1 and Level 2. There were no financial instruments measured at fair value on a recurring basis and categorized as Level 3 in the Consolidated Statement of Financial Condition during the years ended December 31, 2022 and 2021.

Assets Measured at Fair Value on a Non-recurring Basis

Certain financial assets are measured at fair value on a non-recurring basis. That is, they are subject to fair value adjustments in certain circumstances.

Impaired loans

Fair values for loans considered impaired are based on discounted cash flows using the loan's initial effective interest rate or the fair value of the underlying collateral in the case of collateral dependent loans. The methods used to estimate the fair value of loans are extremely sensitive to the assumptions and estimates used. While management has attempted to use assumptions and estimates that best reflect the Company's loan portfolio and current market conditions, a greater degree of subjectivity is inherent in these values than in those determined in active markets.

Other real estate owned

Other real estate owned, representing property acquired through foreclosure or deed in lieu of foreclosure, are carried at fair value less estimated disposal costs of the acquired property. Fair value on other real estate owned is based on the appraised value of the collateral using discount rates or capitalization rates similar to those used in impaired loan valuation.

The following tables summarize assets measured at fair value on a non-recurring basis in the Consolidated Statements of Financial Condition as of the dates indicated, categorized by the relevant class of investment and level of the fair value hierarchy:

(In thousands)	December 31, 2022				
	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Fair Value Measurements:					
Impaired loans	$ 3,315	$ —	$ —	$ 3,315	$ 3,315
	$ 3,315	$ —	$ —	$ 3,315	$ 3,315

Notes to Consolidated Financial Statements

| (In thousands) | **December 31, 2021** | | | | |
	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Fair Value Measurements:					
Impaired loans	$ 48,111	$ —	$ —	$ 48,111	$ 48,111
Other real estate owned	$ 307	$ —	$ —	335	$ 335
	$ 48,418	$ —	$ —	$ 48,446	$ 48,446

Financial Instruments Not Measured at Fair Value

A description of the methods, factors and significant assumptions utilized in estimating the fair values for significant categories of financial instruments not measured at fair value follows:

- Held-to-maturity securities – Investments in fixed income securities are generally valued based on evaluations provided by an independent pricing service. These evaluations represent an exit price or their opinion as to what a buyer would pay for a security, typically in an institutional round lot position, in a current sale. The pricing service utilizes evaluated pricing techniques that vary by asset class and incorporate available market information and, because many fixed income securities do not trade on a daily basis, applies available information through processes such as benchmark curves, benchmarking of available securities, sector groupings and matrix pricing. Model processes, such as option adjusted spread models, are used to value securities that have prepayment features. In those limited cases where pricing service evaluations are not available for a fixed income security, management will typically value those instruments using observable market inputs in a discounted cash flow analysis. Held-to-maturity securities, with the exception of PACE securities which are categorized as Level 3, are generally categorized as Level 2.

- Loans held for sale – Loans held for sale are carried at the lower of cost or fair value. The fair value of loans held for sale is determined using the price we expect to receive for the loans based on commitments received from third party investors. Loans held on our balance sheet greater than 90 days are evaluated to determine if a valuation allowance is required to adjust for a decline in fair value below the carrying amount, and then subject to quarterly evaluation going forward. Loans held for sale are generally categorized as Level 3.

- Loans receivable – Loans are valued using a present value technique that incorporates management's assumptions as to what a market participant would assume given the attributes of the loans. The observable U.S. Treasury yield curve is a significant input to the valuation. Assumptions, including prepayment speeds and credit spreads, are based on observable market data where possible or alternatively are based on terms currently offered on loans to borrowers of similar credit quality. The methods used to estimate the fair value of loans are extremely sensitive to the assumptions and estimates used. While management has attempted to use assumptions and estimates that best reflect the Company's loan portfolio and current market conditions, a greater degree of subjectivity is inherent in these values than in those determined in active markets. Loans would generally be categorized as Level 3.

- Resell agreements – Resell agreements are carried at fair value, as these are short term agreements. All existing trades are done at the current rate for new trades, so there is no market value adjustment. The agreements are generally categorized as Level 3, as we have limited market information.

- Deposits – Deposits without a defined maturity date are valued at the amount payable on demand, and are categorized as Level 2. Certificates of deposit, which are categorized as Level 2, are valued using a present value technique that incorporates current rates offered by the Company for certificates of comparable remaining maturity.

- FHLBNY Advances – FHLBNY advances are valued using a present value technique that incorporates current rates offered by the FHLBNY for advances of comparable remaining maturity. FHLBNY advances are categorized as Level 2.

- Subordinated debt – Bank issued subordinated debt is valued based on recent trades for similar issues and or values provided by firms that transact in our bonds. Subordinated debt is categorized as Level 2.

Notes to Consolidated Financial Statements

- Other – The Company holds or issues other financial instruments for which management considers the carrying value to approximate fair value. Such items include cash and cash equivalents, accrued interest receivable and payable. Many of these items are short term in nature with minimal risk characteristics.

For those financial instruments that are not recorded at fair value in the consolidated statements of financial condition, but are measured at fair value for disclosure purposes, management follows the same fair value measurement principles and guidance as for instruments recorded at fair value.

There are significant limitations in estimating the fair value of financial instruments for which an active market does not exist. Due to the degree of management judgment that is often required, such estimates tend to be subjective, sensitive to changes in assumptions and imprecise. Such estimates are made as of a point in time and are impacted by then-current observable market conditions; also such estimates do not give consideration to transaction costs or tax effects if estimated unrealized gains or losses were to become realized in the future. Because of inherent uncertainties of valuation, the estimated fair value may differ significantly from the value that would have been used had a ready market for the investment existed and the difference could be material. Lastly, consideration is not given to nonfinancial instruments, including various intangible assets, which could represent substantial value. Fair value estimates are not necessarily representative of the Company's total enterprise value.

The following table summarizes the financial statement basis and estimated fair values for significant categories of financial instruments:

| | December 31, 2022 | | | | |
	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
(In thousands)					
Financial assets:					
Cash and cash equivalents	$ 63,540	$ 63,540	$ —	$ —	$ 63,540
Held-to-maturity securities	1,541,301	—	574,609	840,262	1,414,871
Loans held for sale	7,943	—		7,943	7,943
Loans receivable, net	4,060,971	—	—	3,718,308	3,718,308
Resell agreements	25,754	—	—	25,754	25,754
Accrued interest and dividends receivable	41,441	17	12,197	29,227	41,441
Financial liabilities:					
Deposits payable on demand	6,369,087	—	6,369,087	—	6,369,087
Time deposits	225,950	—	225,805	—	225,805
FHLBNY advances	580,000	—	580,000	—	580,000
Subordinated debt	77,708	—	68,966	—	68,966
Accrued interest payable	1,218	—	1,218	—	1,218

Notes to Consolidated Financial Statements

	December 31, 2021				
(In thousands)	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Financial assets:					
Cash and cash equivalents	$ 330,485	$ 330,485	$ —	$ —	$ 330,485
Held-to-maturity securities	843,569	—	216,377	633,327	849,704
Loans held for sale	3,279	—	—	3,279	3,279
Loans receivable, net	3,276,358	—	—	3,291,377	3,291,377
Resell agreements	229,018	—	—	229,018	229,018
Accrued interest and dividends receivable	28,820	—	28,820	—	28,820
Financial liabilities:					
Deposits payable on demand	6,149,103	—	6,149,103	—	6,149,103
Time deposits	207,152	—	207,369	—	207,369
Subordinated Debt	83,831	—	85,000	—	85,000
Accrued interest payable	569	—	569	—	569

Notes to Consolidated Financial Statements

15. COMMITMENTS, CONTINGENCIES AND OFF BALANCE SHEET RISK

Credit Commitments

The Company is party to various credit related financial instruments with off balance sheet risk. The Company, in the normal course of business, issues such financial instruments in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition.

The following financial instruments were outstanding whose contract amounts represent credit risk as of the related periods:

	December 31, 2022	December 31, 2021
(In thousands)		
Commitments to extend credit	$ 723,902	$ 927,428
Standby letters of credit	29,568	18,752
Total	$ 753,470	$ 946,180

Commitments to extend credit are contracts to lend to a customer as long as there is no violation of any condition established in the contract. These commitments have fixed expiration dates and other termination clauses and generally require the payment of nonrefundable fees. Since a portion of the commitments are expected to expire without being drawn upon, the contractual principal amounts do not necessarily represent future cash requirements. The Company's maximum exposure to credit risk is represented by the contractual amount of these instruments. These instruments represent ultimate exposure to credit risk only to the extent they are subsequently drawn upon by customers.

Standby letters of credit are conditional lending commitments issued by the Company to guarantee the financial performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The balance sheet carrying value of standby letters of credit approximates any nonrefundable fees received but not yet recorded as income. The Company considers this carrying value, which is not material, to approximate the estimated fair value of these financial instruments.

The Company reserves for the credit risk inherent in off balance sheet credit commitments. This reserve, which is included in other liabilities, amounted to approximately $1.6 million as of December 31, 2022 and $1.5 million as of December 31, 2021.

Other Commitments and Contingencies

In the ordinary course of business, there are various legal proceedings pending against the Company. Based on the opinion of counsel, management believes that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position or results of operations of the Company.

Investment Obligations

The Company is party to agreements with Pace Funding Group LLC, which operates Home Run Financing, for the purchase of property assessed clean energy, or PACE, assessment securities until the end of July 2023. These investments are to be held in the Company's held-to-maturity investment portfolio. As of December 31, 2022, we had purchased $451.7 million of PACE assessment securities from Pace Funding Group LLC and had a remaining commitment of $150.0 million. Separately, the Company is party to agreements with Petros PACE Finance for the purchase of PACE assessment securities until February 16, 2023. As of December 31, 2022, we had purchased $53.5 million of these obligations and had an estimated remaining commitment of $14.3 million. The PACE assessments have equal-lien priority with property taxes and generally rank senior to first lien mortgages. These investments are currently held in the Company's held-to-maturity investment portfolio.

Notes to Consolidated Financial Statements

16. LEASES

The Company as a lessee has operating leases primarily consisting of real estate arrangements where the Company operates its headquarters, branches and business production offices. All leases identified as in scope are accounted for as operating leases as of December 31, 2022 and December 31, 2021. These leases are typically long-term leases and generally are not complicated arrangements or structures. Several of the leases contain renewal options at a rate comparable to the fair market value based on comparable analysis to similar properties in the Company's geographies.

Real estate operating leases are presented as a right-of-use asset and a related operating lease liability on the Consolidated Statements of Financial Condition. The ROU asset represents the Company's right to use the underlying asset for the lease term and the operating lease liabilities represent the obligation to make lease payments arising from the lease. The Company applied its incremental borrowing rate as the discount rate to the remaining lease payments to derive a present value calculation for initial measurement of the operating lease liability. The IBR reflects the interest rate the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments. Lease expense is recognized on a straight-line basis over the lease term.

The following table summarizes our lease cost and other operating lease information:

	Year Ended December 31,			
	2022		2021	
(In thousands)				
Operating lease cost	$	7,216	$	8,219
Cash paid for amounts included in the measurement of Operating leases liability	$	10,745	$	10,193
Weighted average remaining lease term on operating leases (in years)		3.9		4.7
Weighted average discount rate used for operating leases liability		3.25 %		3.25 %

Note: Sublease income and variable income or expense considered immaterial

The following table presents the remaining commitments for operating lease payments for the next five years and thereafter, as well as a reconciliation to the discounted operating leases liability recorded in the Consolidated Statements of Financial Condition as of December 31, 2022:

(In thousands)	As of December 31, 2022	
2023	$	11,285
2024		11,310
2025		10,574
2026		9,176
2027		955
Thereafter		—
Total undiscounted operating lease payments		43,300
Less: present value adjustment		2,521
Total Operating leases liability	$	40,779

Notes to Consolidated Financial Statements

17. GOODWILL AND INTANGIBLE ASSETS

Goodwill

In accordance with GAAP, the Company performs an annual test as of June 30 to identify potential impairment of goodwill, or more frequently if events or circumstances indicate a potential impairment may exist. If the carrying amount of the Company, as a sole reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess up to the amount of the recorded goodwill.

The Company performed its annual test based upon market data as of June 30, 2022 and estimates and assumptions that the Company believes most appropriate for the analysis. Based on the qualitative analysis performed in accordance with ASC 350, the Company determined it more likely than not that goodwill was not impaired as of June 30, 2022. Changes in certain assumptions used in the Company's assessment could result in significant differences in the results of the impairment test. Should market conditions or management's assumptions change significantly in the future, an impairment to goodwill is possible.

At December 31, 2022 and December 31, 2021, the carrying amount of goodwill was $12.9 million.

Intangible Assets

The following table reflects the estimated amortization expense, comprised entirely by the Company's core deposit intangible asset, for the next five years and thereafter:

(In thousands)	Total
2023	$ 888
2024	730
2025	574
2026	419
2027	265
Thereafter	229
Total	$ 3,105

Accumulated amortization of the core deposit intangible was $5.9 million as of December 31, 2022.

Amortization expense recognized on the core deposit intangible was $1.0 million, $1.2 million, and $1.4 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively.

Notes to Consolidated Financial Statements

18. VARIABLE INTEREST ENTITIES

Tax Credit Investments

The Company makes investments in unconsolidated entities that construct, own and operate solar generation facilities. An unrelated third party is the managing member and has control over the significant activities of the variable interest entities ("VIE"). The Company generates a return through the receipt of tax credits allocated to the projects, as well as operational distributions. The primary risk of loss is generally mitigated by policies requiring that the project qualify for the expected tax credits prior to the Company making its investment. Any loans to the VIE are secured. As of December 31, 2022, the Company's maximum exposure to loss is $64.2 million.

	December 31, 2022	December 31, 2021
(In thousands)		
Unconsolidated Variable Interest Entities		
Tax credit investments included in equity investments	$ 3,299	$ 1,681
Loans and letters of credit commitments	60,857	52,813
Funded portion of loans and letters of credit commitments	47,683	15,512

The following table summarizes the tax benefits conveyed by the Company's solar generation VIE investments:

	Year Ended December 31,	
	2022	2021
(In thousands)		
Tax credits and other tax benefits recognized	$ 2,672	$ 11,571

129

Notes to Consolidated Financial Statements

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Amalgamated Financial Corp. follows:

CONDENSED BALANCE SHEET

		December 31, 2022		December 31, 2021
(in thousands)				
ASSETS				
Cash and cash equivalents	$	10,884	$	42,886
Investment in banking subsidiary		580,664		605,074
Other assets		113		12
Total assets	$	591,661	$	647,972
LIABILITIES AND EQUITY				
Subordinated debt	$	77,708	$	83,831
Accrued expense and other liabilities		5,131		399
Stockholders' equity		508,822		563,742
Total liabilities and stockholders' equity	$	591,661	$	647,972

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year Ended December 31,		
		2022		**2021**
(in thousands)				
Other income	$	617	$	11,800
Equity in undistributed subsidiary income		84,321		41,684
Interest expense		2,693		399
Other expense		768		148
Net income	$	81,477	$	52,937
Comprehensive income (loss)	$	(32,639)	$	41,170

Notes to Consolidated Financial Statements

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2022	**2021**
(in thousands)		
Cash flows from operating activities		
Net income	$ 81,477	$ 52,937
Adjustments:		
Equity in undistributed subsidiary income	(84,321)	(41,684)
Net gain on repurchase of subordinated debt	(617)	—
Change in other assets	726	(12)
Change in other liabilities	(610)	399
Net cash provided (used) by operating activities	(3,345)	11,640
Cash flows from investing activities		
Payments for investments in subsidiaries	—	(42,490)
Net cash provided (used) by investing activities	—	(42,490)
Cash flows from financing activities		
Dividends paid	(11,211)	(7,597)
Repurchase of shares	(12,478)	(2,498)
Net increase (decrease) in subordinated debt	(5,633)	83,831
Proceeds from common stock issued under Employee Stock Purchase Plan	665	—
Net cash provided (used) by financing activities	(28,657)	73,736
Net change in cash and cash equivalents	(32,002)	42,886
Beginning cash and cash equivalents	42,886	—
Ending cash and cash equivalents	$ 10,884	$ 42,886
Equity exchange for the outstanding common stock of Amalgamated Bank	$ —	$ 541,093

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of
Amalgamated Financial Corp.
New York, New York

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Amalgamated Financial Corp. (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe LLP

We have served as the Company's auditor since 2020.

New York, New York
March 9, 2023

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), with the participation of other members of management, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act, as of the end of the period covered by this report. Based on such evaluations, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective (at the reasonable assurance level) to ensure that the information required to be included in this report has been recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to ensure that the information required to be included in this report was accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013). Based on such assessment our management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

As an "emerging growth company" under the JOBS Act, we are exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our independent registered public accounting firm is not required to issue an attestation report with respect to the effectiveness of our internal control over financial reporting as of December 31, 2022.

Item 9B. Other Information.

None.

Item 9C. Disclosures Regarding Foreign Jurisdiction that Prevent Inspection

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required to be disclosed by this item will be disclosed in the Company's definitive proxy statement to be filed with the SEC no later than 120 days after December 31, 2022 and in connection with our 2023 Annual Meeting of Stockholders under the following captions, which sections are incorporated herein by reference:

- "Proposal 1—"Election of Directors" under the subsections titled "Biographical Information for Each Nominee for Director" and "Biographical Information for Our Executive Officers Who are Not Directors"; and
- "Corporate Governance and Social Responsibility" under the subsections titled "Family Relationships," "Code of Business Conduct and Ethics," "Nominations of Directors," and "Audit Committee".

Item 11. Executive Compensation.

The information required to be disclosed by this item will be disclosed in the Company's definitive proxy statement to be filed with the SEC no later than 120 days after December 31, 2022 and in connection with our 2023 Annual Meeting of Stockholders under the following captions, which sections are incorporated herein by reference:

- "Director and Executive Officer Compensation"; and
- "Corporate Governance and Social Responsibility" under the subsections titled "Compensation Committee Interlocks and Insider Participation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required to be disclosed by this item will be disclosed in the Company's definitive proxy statement to be filed with the SEC no later than 120 days after December 31, 2022 and in connection with our 2023 Annual Meeting of Stockholders under the following captions, which sections are incorporated herein by reference:

- "Security Ownership of Certain Beneficial Owners and Management"; and
- "Equity Compensation Plan Information"

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required to be disclosed by this item will be disclosed in the Company's definitive proxy statement to be filed with the SEC no later than 120 days after December 31, 2022 and in connection with our 2023 Annual Meeting of Stockholders under the following captions, which sections are incorporated herein by reference:

- "Certain Relationships and Related Party Transactions"; and
- "Corporate Governance and Social Responsibility" under the subsections titled "Director Independence."

Item 14. Principal Accounting Fees and Services.

The information required to be disclosed by this item will be disclosed in the Company's definitive proxy statement to be filed with the SEC no later than 120 days after December 31, 2022 and in connection with our 2023 Annual Meeting of Stockholders under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" under the subsections titled "Audit and Related Fees" and "Pre-Approval Policy," which sections are incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules.

A list of financial statements filed herewith is contained in Part II, Item 8, "Financial Statements and Supplementary Data," above of this Annual Report on Form 10-K and is incorporated by reference herein. The financial statement schedules have been omitted because they are not required, not applicable or the information has been included in our consolidated financial statements. The exhibits required by this Item are contained in the Exhibit Index on page 136 of this Annual Report on Form 10-K and are incorporated herein by reference.

Item 16. Form 10-K Summary.

None.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Certificate of Incorporation of Amalgamated Financial Corp. (incorporated by reference to Exhibit 3.1 to Amalgamated Financial Corp.'s Current Report on Form 8-K filed with the SEC on March 1, 2021).
3.2	Bylaws of Amalgamated Financial Corp. (incorporated by reference to Exhibit 3.2 to Amalgamated Financial Corp.'s Current Report on Form 8-K filed with the SEC on March 1, 2021).
4.1	Specimen stock certificate of Amalgamated Financial Corp.'s common stock (incorporated by reference to Exhibit 4.1 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).
4.2	Investor Rights Agreement by and between Amalgamated Bank and the Workers United Related Parties (incorporated by reference to Exhibit 4.2 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).
4.3	Registration Rights Agreement, dated April 11, 2012, by and among Amalgamated Bank and the Various Stockholders Party Thereto (incorporated by reference to Exhibit 4.3 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).
4.4	See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated Organization Certificate and Bylaws of Amalgamated Financial Corp. defining rights of the holders of common stock of Amalgamated Financial Corp.
4.5	The registrant agrees to provide the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries; currently no issuance of debt of the registrant exceeds 10% of the assets of the registrant and its subsidiaries on a consolidated basis.
4.6	Description of Amalgamated Financial Corp.'s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.6 to Amalgamated Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2020).
4.7	Subordinated Indenture, dated as of November 8, 2021, by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Amalgamated Financial Corp.'s Current Report on Form 8-K filed with the SEC on November 8, 2021).
4.8	First Supplemental Indenture, dated as of November 8, 2021, by and between the Company and U.S. Bank National Association, as trustee, with respect to the 3.250% Fixed-to-Floating Rate Subordinated Notes Due 2031 (incorporated by reference to Exhibit 4.2 to Amalgamated Financial Corp.'s Current Report on Form 8-K filed with the SEC on November 8, 2021).
4.9	Form of 3.250% Fixed-to-Floating Rate Subordinated Notes due 2031 (incorporated by reference to Exhibit 4.2 to Amalgamated Financial Corp.'s Current Report on Form 8-K filed with the SEC on November 8, 2021)
10.1	Change in Control Plan (incorporated by reference to Exhibit 10.4 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).*
10.2	Collective Bargaining Agreement with OPEIU, Local 153, AFL-CIO, dated March 9, 2020 (incorporated by reference to Exhibit 10.5 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).*
10.3	Independent Office Agreement with Local 32BJ SEIU (incorporated by reference to Exhibit 10.7 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).*
10.4	Side Letter with the various Funds associated with The Yucaipa Companies, LLC (incorporated by reference to Exhibit 10.8 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).
10.5	Consolidated Retirement Plan, as amended and restated on January 1, 2015 (incorporated by reference to Exhibit 10.9 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).*
10.6	Amalgamated Bank Long Term Incentive Plan (incorporated by reference to Exhibit 10.10 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).*

10.7	Amalgamated Financial Corp. Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to Amalgamated Financial Corp.'s Quarterly Report on Form 10-Q for the period ended March 31, 2021).*
10.8	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.12 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).*
10.9	Amalgamated Bank 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).*
10.10	Form of Award Agreement for Restricted Stock Units to be made under the Amalgamated Bank 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).*
10.11	Form of Award Agreement for Performance Units to be made under the Amalgamated Bank 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).*
10.12	Form of Revised Award Agreement for Performance Units to be made under the Amalgamated Bank 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).*
10.13	Amalgamated Financial Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Amalgamated Financial Corp.'s Post-Effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement filed with the SEC on March 10, 2021).*
10.14	Form of Award Agreement for Restricted Stock Units to be made under the Amalgamated Financial Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Amalgamated Financial Corp.'s Post-Effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement filed with the SEC on March 10, 2021).*
10.15	Form of Award Agreement for Performance Units to be made under the Amalgamated Financial Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Amalgamated Financial Corp.'s Post-Effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement filed with the SEC on March 10, 2021).*
10.16	Retention Bonus Agreement between Amalgamated Bank and Sam Brown dated December 22, 2020 (incorporated by reference to Exhibit 10.22 to Amalgamated Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2020).*
10.17	Severance Agreement between Amalgamated Bank and Sam Brown dated December 22, 2020 (incorporated by reference to Exhibit 10.23 to Amalgamated Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2020).*
10.18	Form of Retention Restricted Stock Unit Award Agreement under the Amalgamated Bank 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.26 to Amalgamated Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2020).
10.19	Employment Agreement dated May 10, 2021 by and among Amalgamated Financial Corp., Amalgamated Bank and Priscilla Sims Brown (incorporated by reference to Exhibit 10.1 to Amalgamated Financial Corp.'s Current Report on Form 8-K filed with the SEC on May 11, 2021).*
10.20	Form of Award Agreement for Restricted Stock Units to Chief Executive Officer to be made under the Amalgamated Financial Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Amalgamated Financial Corp.'s Current Report on Form 8-K filed with the SEC on May 11, 2021).*
10.21	Temporary Relocation Agreement between Amalgamated Bank and Sean Searby (incorporated by reference to Exhibit 10.29 to Amalgamated Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2021).*
10.22	Employment Agreement, dated August 24, 2022, between Amalgamated Financial Corp. and Sean Searby (incorporated by reference to Exhibit 10.1 to Amalgamated Financial Corp.'s Current Report on Form 8-K filed with the SEC on August 30, 2022).*
10.23	Employment Agreement, dated August 24, 2022, between Amalgamated Financial Corp. and Jason Darby (incorporated by reference to Exhibit 10.2 to Amalgamated Financial Corp.'s Current Report on Form 8-K filed with the SEC on August 30, 2022).*

10.24	Employment Agreement, dated August 24, 2022, between Amalgamated Financial Corp. and Sam Brown (incorporated by reference to Exhibit 10.3 to Amalgamated Financial Corp.'s Current Report on Form 8-K filed with the SEC on August 30, 2022)*
10.25	Employment Agreement, dated August 24, 2022, between Amalgamated Financial Corp. and Mandy Tenner (incorporated by reference to Exhibit 10.4 to Amalgamated Financial Corp.'s Current Report on Form 8-K filed with the SEC on August 30, 2022)*
10.26	Severance Policy for Employees Not Covered by a Collective Bargaining Agreement, Effective July 26, 2023 (incorporated by reference to Exhibit 10.1 to Amalgamated Financial Corp.'s Current Report on Form 8-K filed with the SEC on August 1, 2022)*
16.1	Letter of KPMG LLP dated December 17, 2019 to the FDIC regarding statements included in the Current Report on Form 8-K filed with the FDIC December 17, 2019 (incorporated by reference to Exhibit 16.1 to Amalgamated Financial Corp.'s Registration Statement on Form S-4EF filed with the SEC on September 8, 2020).
21.1	Subsidiaries of Amalgamated Financial Corp.**
23.1	Consent of Independent Registered Public Accounting Firm—Crowe LLP.**
24.1	Power of Attorney (included on signature page)**
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer
32.1	Section 1350 Certifications
101	The following financial statements from the Annual Report on Form 10-K of Amalgamated Financial Corp., formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Condition at December 31, 2022 and December 31, 2021, (ii) Consolidated Statements of Income for the years ended December 31, 2022, 2021, and 2020, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021, and 2020, (iv) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022, 2021, and 2020, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020 and (vi) Notes to Consolidated Financial Statements.
104	The cover page of Amalgamated Financial Corp.'s Form 10-K Report for the year ended December 31, 2022, formatted in iXBRL (included with the Exhibit 101 attachments).

*   Management contract or compensatory plan or arrangement.

**   Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMALGAMATED FINANCIAL CORP.

March 9, 2023   By: /s/ Priscilla Sims Brown

Priscilla Sims Brown

President and Chief Executive Officer

(*Principal Executive Officer*)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Priscilla Sims Brown, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Lynne P. Fox Lynne P. Fox	Director and Chair of the Board	March 9, 2023
/s/ Priscilla Sims Brown Priscilla Sims Brown	Director, President and Chief Executive Officer (Principal Executive Officer)	March 9, 2023
/s/ Donald E. Bouffard, Jr. Donald E. Bouffard, Jr.	Director	March 9, 2023
/s/ Maryann Bruce Maryann Bruce	Director	March 9, 2023
/s/ JoAnn Lilek JoAnn Lilek	Director	March 9, 2023
/s/ Mark A. Finser Mark A. Finser	Director	March 9, 2023
/s/ Darrell Jackson Darrell Jackson	Director	March 9, 2023
/s/ Julie Kelly Julie Kelly	Director	March 9, 2023
/s/ Meredith Miller Meredith Miller	Director	March 9, 2023
/s/ John McDonagh John McDonagh	Director	March 9, 2023
/s/ Robert G. Romasco Robert G. Romasco	Director	March 9, 2023
/s/ Edgar Romney, Sr. Edgar Romney, Sr.	Director	March 9, 2023
/s/ Jason Darby Jason Darby	Chief Financial Officer (Principal Financial Officer)	March 9, 2023
/s/ Leslie Veluswamy Leslie Veluswamy	Chief Accounting Officer (Principal Accounting Officer)	March 9, 2023

CORPORATE INFORMATION

Board of Directors

Lynne P. Fox, Chair
International President,
Workers United

Donald E. Bouffard, Jr.*
Former Partner, Crowe LLP

Priscilla Sims Brown
President & CEO

Maryann Bruce
Former President,
Evergreen Investments Services, Inc.

Mark A. Finser
Former Chair of the Boards of New
Resource Bank and RSF Social Finance

Darrell Jackson
Former President and CEO, Seaway
Bank and Trust Company

Julie Kelly
General Manager,
New York-New Jersey Joint Board
of Workers United

JoAnn Lilek
Former Chief Financial Officer and
Chief Operating Officer, financial
services industry

John McDonagh
Former Managing Director, Global
Special Credit Group, JPMorgan
Chase Bank N.A.

Meredith Miller
Managing Member,
Corporate Governance and
Sustainable Strategies LLC

Robert G. Romasco
Former Senior Vice President,
QVC, Inc.

Edgar Romney, Sr.
Secretary-Treasurer, Workers United

*Director is not standing for re-election

Bank Leadership

Priscilla Sims Brown
President & CEO

Judith Frey
Executive Vice President
Chief Client Experience &
Digital Officer

Tye Graham
Executive Vice President
Chief Human Resources Officer

Jason Darby
Senior Executive Vice President
Chief Financial Officer

Margaret Lanning
Executive Vice President
Chief Credit Risk Officer & Interim
Chief Risk Officer

Kenneth Schmidt
Executive Vice President
Finance

Sam Brown
Senior Executive Vice President
Chief Banking Officer

Sean Searby
Executive Vice President
Chief Operations Officer

Mandy Tenner
Executive Vice President
General Counsel

Leslie Veluswamy
Executive Vice President
Chief Accounting Officer

Independent Auditors
Crowe LLP
New York, New York

Legal Counsel
Dorsey & Whitney LLP
New York, New York

Stock Exchange
Amalgamated Financial Corp.'s
common stock is listed for trading
on the Nasdaq Stock Market under
the ticker symbol "AMAL".

Stock Transfer Agent
American Stock Transfer & Trust
Company, LLC
Brooklyn, New York

Notice of Annual Meeting
The Annual Meeting of Stockholders
of Amalgamated Financial Corp. will
be held on Wednesday May 24, 2023
at 9:00 a.m. Eastern Time.

Investor Relations
For further information about
Amalgamated Financial Corp.,
please visit ir.amalgamatedbank.com

Or contact:
Investor Relations
(800) 895-4172
shareholderrelations@
amalgamatedbank.com





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empowering organizations and individuals to advance positive social change.
amalgamated
FINANCIAL CORP.
275 Seventh Avenue New York, NY 10001
(212) 895-8988 | amalgamatedbank.com
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Certified
B
Corporation
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